xstrata

09046605

SUPPL

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC
Mail Processing
Section

JUL 13 2009

Washington, DC
122

Tuesday, July 07, 2009

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of April, May and June 2009, including our Sustainability Report 2008.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

dle 7/21

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata
copper

MEDIA RELEASE

XSTRATA COPPER LAUNCHES DIVISIONAL AND PROJECT SUSTAINABILITY REPORTS

Santiago, 7 April 2009

Xstrata Copper announces the publication of its annual Sustainability Reports describing the Sustainable Development (SD) performance in 2008 of each of its divisions and greenfield development projects at various locations around the globe, available on Xstrata's website.

Xstrata Copper Chief Executive Charlie Sartain commented:

"Once again, Xstrata Copper has prepared its Sustainability Reports in accordance with the Global Reporting Initiative (GRI) Sustainability Reporting G3 guidelines.

"Each of these eleven reports is prepared locally by our divisions and projects and is tailored to address the opportunities and key SD challenges of our local businesses and stakeholders.

"The publication of these reports bears testimony to the importance our organisation places not only on SD but on the public reporting of the impacts that our operations are having on the economic, environmental and social wellbeing of the communities and regions in which we operate.

"I urge you to take the time to read these reports and send us your feedback on how we may be able to further improve our sustainability reporting."

Translation into English of the South American reports is under way and these will be posted as soon as they become available. Printed copies will be distributed to key stakeholders and will also be available through each division and site and at Xstrata Copper's corporate and regional offices.

Ends

Xstrata Copper contact:

Emily Russell
Corporate communications manager
T: +44 (0) 7795 571 023
E: erussell@xstratacopper.com

Xstrata File
Number 82-34660

xstrata
nickel

NEWS RELEASE

XSTRATA NICKEL TO DEFER UNDERGROUND MINE AT SINCLAIR

Toronto and Perth, 9 April 2009

Xstrata Nickel Australasia has this week informed its employees and relevant stakeholders of its plans to defer the development of the underground mine at the Sinclair operation due to current market conditions. The underground mine had been expected to commence development this month to enable a seamless transition to underground mining in August 2009, when the current open pit mine is planned to cease operations.

The open pit mine will continue to operate as planned until August. Development of the underground operation will be deferred pending an improvement in market conditions and we expect to put the Sinclair operation onto a care and maintenance schedule from August. Production from Xstrata Nickel Australasia's larger, higher grade Cosmos operation will continue as planned, with expected production of 13,000 tonnes of nickel in concentrate in 2009.

Approximately 160 employees including contractors are employed at Sinclair. There will be no immediate redundancies at Sinclair, however positions will be made redundant between now and the conclusion of the open pit as operations are downsized and placed on care and maintenance. Alternative positions within Xstrata Nickel Australasia and other Xstrata operations will be offered to affected employees to the greatest extent possible and an enhanced employee assistance programme will be implemented.

Ends

Xstrata contacts:

Xstrata
Claire Divver
Telephone: +44 (0)20 7968 2871
Mobile: +44 (0)7785 964 340
Email: cdivver@xstrata.com

Wayne Groeneveld
Telephone: +61 (0) 8-9213 1588
Mobile: +61 (0)427 770 201
Email: wgroeneveld@xstratanickel.com.au

Xstrata Nickel
Peter Fuchs
Telephone: +1 416 775 1523
Mobile: +1 416 305 9273
Email : pfuchs@xstratanickel.ca

www.xstrata.com

xstrata

REGULATORY ANNOUNCEMENT

BLOCK LISTING SIX MONTHLY RETURN

Date: Zug 15 April 2009

1. **Name of applicant:**

   Xstrata plc

2. **Name of scheme:**

   Xstrata Capital Corporation A.V.V. US$375,000,000 4.00 per cent Guaranteed Convertible Bonds due 2017

3. **Period of return:**

   From: 15 October 2008 to 15 April 2009

4. **Balance under scheme from previous return:**

   13,571,812 Ordinary Shares of US$0.50 each ("Ordinary Shares") however following the issue of new Ordinary Shares by the Company on 18 March 2009 as a result of the Rights Issue approved by shareholders at the Extraordinary General Meeting of the Company on 2 March 2009, the balance of securities under the Scheme not yet issued/allotted which will be required upon conversion of the Bonds is now 25,680,492 Ordinary Shares

5. **The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:**

   Application to increase the number of securities under the Block Scheme will be 12,108,680 Ordinary Shares

6. **Number of *securities* issued/allotted under scheme during period:**

   None

7. **Balance under scheme not yet issued/allotted at end of period:**

   25,680,492 Ordinary Shares

Xstrata File
Number 82-34660

xstrata

8. Number and *class* of *securities* originally listed and the date of admission:

13,575,432 Ordinary Shares on 17 October 2006

9. Total number of *securities* in issue at the end of the period:

2,933,011,620 Ordinary Shares

10. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata
coal

MEDIA RELEASE

XSTRATA COAL SUPPORTS LAUNCH OF GLOBAL CCS INSTITUTE

Sydney, 16 April 2009 – Xstrata Coal today welcomed Australian Prime Minister Kevin Rudd's support for the development and commercial deployment of carbon capture and storage technologies at the launch of the new Global Carbon Capture and Storage Institute (GCCSI).

Xstrata Coal Chief Executive, Peter Freyberg, said today's launch demonstrates the leadership of the Australian Government in addressing the critical need to advance CCS technology on a global scale.

"The Australian Government's commitment to the future of public private partnerships is crucial to the successful development and commercial deployment of leading edge CCS technology in a timely manner," said Mr Freyberg.

"The multi-party approach of the Institute ensures Government, technology providers and industry are working together to make the development of CCS technology a priority and part of a balanced and cooperative approach to addressing climate change."

Xstrata Coal is a foundation member of the GCCSI and investing around AUD$250 million to address the Company's greenhouse footprint and support research development and demonstration for low emission technologies.

"Fossil fuels will continue to be an important part of the power generation mix for the future and low emission technologies such as carbon capture and sequestration are essential to the global solution to climate change."

Xstrata Coal is:

- A contributor to the Australian coal industry's voluntary $1 billion COAL21 Fund;
- A corporate participant in the $200 million CS Energy Oxyfuel Demonstration Project in Queensland;
- A corporate participant in the AUD$30 million Otway Pilot Project
- A member of the Centre for Greenhouse Technologies Research Centre (CO2CRC)
- An active participant in the work of the Coal Industry Advisory Board to the International Energy Agency;
- A member of the Australian Government's Energy Efficiency Opportunities programme.
- A member of Minister Ferguson's National Low Emissions Coal Council

END

Further Media information:
James Rickards
Communications Manager
Phone: 02 9253 6789
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com

MEDIA RELEASE

ERNEST HENRY MINING IMPLEMENTS A NEW COLLECTIVE EMPLOYMENT AGREEMENT

Cloncurry, 21 April 2009

Ernest Henry Mining has announced that it will implement a new collective employment agreement to ensure its employees continue to receive industry best conditions moving forward.

General Manager Ernest Henry Mining, Mr Mike Westerman, said employees ratified the new collective agreement yesterday and it will become effective seven days after it is passed by the Australian Workplace Authority.

"We have enjoyed a 12 year history of direct relationships with our employees through individual employment agreements known as Australian Workplace Agreements (AWAs) and Individual Transitional Employment Agreements (ITEAs)," said Mr Westerman.

"This system has allowed for a strong working relationship and culture to develop on site and is something Ernest Henry Mining values and wishes to preserve for the future.

"We considered our options for the future and believe this collective employment agreement will continue to deliver and ensure our employees continue to work under industry best conditions," he said.

"Our new collective agreement largely reflects the terms and conditions of our existing individual agreements and provides our employees with security surrounding their work conditions.

"We communicated openly and consulted regularly with our employees surrounding our plans to implement a new collective agreement.

"Yesterday's vote by Ernest Henry Mining's employees to ratify the agreement demonstrates that they both understand the changes and wholeheartedly support the new collective agreement," said Mr Westerman.

The Federal Government's Fair Work Legislation means individual statutory employment agreements can not be offered from 1 January 2010, encouraging parties to pursue collective arrangements failing which a new 'one size fits all' Award would apply. Ernest Henry Mining has developed a new collective employment agreement in line with these legislative changes.

(ends)

Xstrata Contacts:

Sue Sara
General Manager Corporate Affairs
Queensland, Xstrata Copper
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Melanie Edgar
Manager Community Relations NQ
Xstrata Copper
Telephone: +61 7 4744 2832
Mobile: +61 7 423 820 701
Email: medgar@xstratacopper.com.au

Vicki Wilson
Senior Community Relations Advisor
Ernest Henry Mining, Xstrata Copper
Telephone: +61 7 4749 4578
Mobile: +61 407 026 671
Email: vwilson@xstratacopper.com.au

www.xstrata.com

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries..

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

Xstrata File
Number 82-34660

SAGITTARIUS MINES, INC.

PRESS RELEASE

SMI completes work programs associated with its Extended Pre-Feasibility Study for Tampakan Project

General Santos, 22 April 09

Sagittarius Mines Inc. ("SMI") has delivered to its funding shareholder representatives the results of its work programs associated with the extended pre-feasibility study for the Tampakan copper-gold project in southern Mindanao.

These results, which are still subject to a final feasibility study, outline a potential mining operation based on:

- An annual average copper production of 340,000 tonnes per annum and 350,000 ounces per annum of gold, based on a 20 year operation.
- Open pit mining and land-based waste rock and tailings storage.
- Mill recovery rates of 83-90% for copper and 60-80% for gold, with a copper concentrate grade of 37-34%.
- An initial stage-one capital outlay of US$5.2 billion, including provision for associated infrastructure.
- A potential schedule for development with commissioning and first production in early 2016.

SMI President, Peter Forrestal said:

"We are pleased to have completed the work programs associated with our extended pre-feasibility study and to have delivered the results to our management committee, comprising representatives from Xstrata Copper, Indophil Resource NL and Alsons Corporation. Those organisations are currently evaluating the results of this study".

"SMI is planning to commence the public consultation phase for the project's Environmental and Social Impact Assessment (ESIA) process later this year.

"This phase will involve a series of extensive, open and transparent public consultations with the project's stakeholders. The consultation will cover the proposed mining process, the scale and extent of the proposed project including the infrastructure requirements, the potential environmental and social impacts and benefits of the project; SMI's planned environmental management systems and socio-economic development programs.

"Most importantly, it will give our stakeholders the opportunity to understand the project better, and to express their views and any suggestions they may have in respect of the proposed project."

"Our aim is to develop the Tampakan project in line with leading environmental and social practices, working in partnership with our stakeholders to create mutual benefits for shareholders, the communities associated with the project and the Philippines."

End -

Contact Person:
John B. Arnaldo
Corporate Communications Manager
Sagittarius Mines, Inc.
Mobile: (+63 928) 550-3847

SMI Media Care Hotline
Mobile: (+63 918) 864-4685

Notes to editors:

About the Tampakan Copper-Gold Project

The Tampakan Copper-Gold Project is located on the southern Philippine island of Mindanao, approximately 65 kilometers North of General Santos City.

It is situated on the boundaries of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan Copper- Gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan Copper-Gold Project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc. **www.smi.com.ph**

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata File
Number 82-34660

xstrata

REGULATORY ANNOUNCEMENT

ANNUAL INFORMATION UPDATE

Zug 27th April 2009

Xstrata Plc ("the Company") hereby announces that, pursuant to Prospectus Rule 5.2, the information detailed below in Appendices 1 - 5 to this update has been published or made available to the public in the twelve months immediately preceding the date of this update.

RNS ANNOUNCEMENTS

Date of announcement	**Headline**
22 April 2009	SMI completes work programs associated with its Extended Pre-Feasibility Study for Tampakan Project
21 April 2009	Ernest Henry Mining implements a new collective employment agreement
16 April 2009	Xstrata Coal supports launch of Global CCS Institute
15 April 2009	Block Listing Six Monthly Return
9 April 2009	Xstrata Nickel to defer underground mine at Sinclair
7 April 2009	Xstrata Copper launches divisional and project Sustainability Reports
31 March 2009	Total Voting Rights
31 March 2009	Xstrata Copper: Kidd Metallurgical Site to reduce production in response to weak sulphuric acid demand (PDF)
31 March 2009	Statement regarding the release of the 2007/08 National Pollutant Inventory (NPI) Results
24 March 2009	Director/PDMR shareholding Notification
20 March 2009	Director/PDMR shareholding Notification
20 March 2009	Annual Report and Notice of Annual General Meeting
19 March 2009	Sale of Rights Issue Rump
18 March 2009	Director/PDMR shareholding Notification
17 March 2009	99.42 per cent acceptance of Xstrata's Rights Issue
13 March 2009	Director/PDMR shareholding Notification
10 March 2009	Extension to Prodeco Port Licence
4 March 2009	Xstrata Copper: Union Members of Xstrata Copper Canada's Horne Smelter approve agreement in principle
4 March 2009	Xstrata Recycling receives Intel's prestigious supplier continuous quality improvement award
3 March 2009	Supplementary Prospectus Lodged with FSA
3 March 2009	Guaranteed Convertible Bonds - Notice of Adjustment of Exchange Price
3 March 2009	Director/PDMR shareholding Notification
3 March 2009	Changes to Xstrata plc Board
2 March 2009	Result of Voting on Resolutions at EGM
20 February 2009	Xstrata Zinc welcomes Minister Garrett's decision to approve the McArthur River Mine open-pit expansion
13 February 2009	Xstrata Nickel reaches agreement with CAW on restructuring

12 February 2009	Xstrata Donation to Australian Red Cross Bushfire Relief Fund
11 February 2009	Guaranteed Convertible Bonds - Notice of Possible adjustment of Exchange Price
9 February 2009	Xstrata Nickel announces restructuring of Sudbury operations
3 February 2009	Notification of Major interests in Shares – Captial Research & Management
2 February 2009	Rights issue Prospectus and Circular relating to proposed acquisition of Prodeco lodged with FSA
29 January 2009	Xstrata Coal announces significant increase to coal reserves and resources
29 January 2009	Production Report for 12 months ended 31 December 2008
29 January 2009	Proposed 2 for 1 Rights Issue to raise approximatively £4.1 BN (approximatively $5.9 BN) - Proposed acquisition of Prodeco Coal Operations
29 January 2009	Xstrata plc Preliminary Results for the year ended 31st December 2008
22 January 2009	Xstrata Zinc Australia welcomes today's draft decision by Minister Garrett on MRM
16 January 2009	Xstrata Alloys: Xstrata-Merafe chrome venture announces further ferrochrome production cuts
16 January 2009	Xstrata Zinc calls for urgent decision to prevent MRM Mine closure
15 January 2009	Xstrata Copper: Horne announces steps to strengthen economic viability
13 January 2009	Xstrata Canada Corporation announces redemption of preferred shares, series 3
13 January 2009	Restructuring of Xstrata Zinc Mount Isa operations
17 December 2008	MRM comments on Federal Court decision
16 December 2008	Xstrata Coal suspends operations at Oaky Creek No1 mine
15 December 2008	Xstrata Technology wins Australian Export Award
4 December 2008	Xstrata Nickel: Falcondo to continue shutdown
2 December 2008	Xstrata Copper confirms total donations of CDN$150,000 to Murdochville
1 December 2008	Xstrata Alloys: Xstrata-Merafe Chrome Venture announces further ferrochrome production cuts
26 November 2008	Xstrata Coal becomes foundation member of Global CCS Institute
26 November 2008	Director/PDMR shareholding Notification
25 November 2008	Xstrata Copper: Minera El Morro submits environmental impact study
13 November 2008	Xstrata Nickel to cease end-of-life operations at Sudbury ahead of schedule to focus on new lower cost mines
12 November 2008	Xstrata Copper disappointed with result of Shareholder vote on Indophil resolution
11 November 2008	Director/PDMR shareholding Notification
10 November 2008	Xstrata Alloys: Xstrata-Merafe Chrome Venture announces suspension of six ferrochrome furnaces
6 November 2008	Xstrata Copper: Compañia Minera Antamina S.A. announces updated reserve estimate and expansion study (PDF)
6 November 2008	Xstrata Copper: Union ratifies new collective agreement at Xstrata Copper's Kidd Metallurgical facility
6 November 2008	Xstrata Copper reaffirms its intention to vote 'against' the Indophil Resolution
5 November 2008	Xstrata Copper's Kidd Metallurgical facility and Union reach agreement in principle
5 November 2008	Xstrata Copper to conduct Sepik River survey
31 October 2008	Xstrata Copper to vote against Indophil resolution
24 October 2008	Xstrata Coal wins Premier's NSW Export Award for the 4th consecutive year
21 October 2008	Xstrata Technology Wins Queensland Exporter of the Year Award

21 October 2008	Interim Management Statement and Q3 Production Report
15 October 2008	Block Listing Six Monthly Return
10 October 2008	Director/PDMR shareholding Notification
6 October 2008	Director/PDMR shareholding Notification
1 October 2008	Xstrata purchase of Lonmin shares
1 October 2008	No intention to make an offer for Lonmin Plc ("Lonmin")
15 September 2008	Xstrata is named sector leader in Dow Jones Sustainability Index for second consecutive year
5 September 2008	Xstrata Copper purchases 17.83% stake in Indophil Resources from Lion Selection
21 August 2008	Xstrata offer for Indophil to close
19 August 2008	Xstrata Nickel suspends Falcondo Ferronickel Operations
10 August 2008	Indophil Resources - no right to market copper concentrate from the Tampakan Project
6 August 2008	Xstrata Copper announces C$121 million investment to extend Kidd Mine
6 August 2008	Xstrata acquisition of shares in Lonmin Plc
6 August 2008	Xstrata Half-Yearly Results for the 6 months ended 30 June 2008
6 August 2008	Proposed cash offer for Lonmin Plc ("Lonmin") of £33.00 per share
6 August 2008	Xstrata Alloys NKWE Platinum and Genorah Resources sign option agreement to develop Eastern Limb PGM Properties
6 August 2008	Xstrata Coal to develop Mangoola Coal Open Cut
1 August 2008	Xstrata Mount Isa Mines welcomes Ambient Air Monitor
1 August 2008	Compañia Minera Antamina S.A. announces updated resource estimate
31 July 2008	Total Voting Rights
30 July 2008	Production Report for six months ended 30 June 2008
25 July 2008	Xstrata subsidiary Xstrata Canada Corporation declares preferred share dividends
15 July 2008	Joint News Release: Lennard Shelf operation ceases production
9 July 2008	Purchase of Shares by Batiss Investments
8 July 2008	Purchase of Shares by Batiss Investments
7 July 2008	Purchase of Shares by Batiss Investments
4 July 2008	Purchase of Shares by Batiss Investments
2 July 2008	Xstrata Copper announces new General Manager of Minera Alumbrera
2 July 2008	Xstrata Coal commits to Port Alma pre-feasibility study
25 June 2008	Xstrata Copper's North Chile Division announces the appointment of a new Chief Operating Officer
24 June 2008	Director/PDMR shareholding Notification
23 June 2008	Xstrata Zinc today welcomed traditional owners onto MRM mine site
22 June 2008	Xstrata Copper announces intention to match competing offer by the Crosby Capital Consortium for Indophil
20 June 2008	Xstrata Copper update on Indophil bid
19 June 2008	Xstrata Nickel and Wahnapitae First Nation sign participation agreement
18 June 2008	Xstrata Nickel donates Camp Falcona and $150,000 to the Sudbury YMCA
17 June 2008	Xstrata completes Leichhardt River remediation project
16 June 2008	Xstrata Mount Isa Mines releases 2007 community survey results
13 June 2008	MRM comments on Federal Court decision
13 June 2008	Director/PDMR shareholding Notification
12 June 2008	Director/PDMR shareholding Notification
11 June 2008	Xstrata Nickel's mine rescue team wins provincial competition
10 June 2008	Xstrata Nickel's Raglan mine honoured for safety performance
5 June 2008	Xstrata Copper Canada to rehabilitate land in the Sandy Beach area
5 June 2008	Xstrata Copper confirms its offer for Indophil will lapse if Lion is acquired by Indophil - update to conditions

5 June 2008	Director/PDMR shareholding Notification
4 June 2008	Xstrata gains global recognition for HIV/AIDS community programme in South Africa
2 June 2008	Xstrata Mount Isa Mines receives copy of draft report's supporting data
30 May 2008	Xstrata Mount Isa Mines rejects allegations of alleged scientific "cover up"
29 May 2008	Xstrata Canada announces plan of arrangement approved by court and shareholders
23 May 2008	Publication of final terms of European Medium Term Notes programme
22 May 2008	Xstrata Canada announces intention to redeem preferred shares, Series H and Series 2
22 May 2008	Xstrata Treetop Walkway opens at Kew Gardens
22 May 2008	Xstrata welcomes Queensland Health Report
22 May 2008	Director/PDMR shareholding Notification
21 May 2008	Euro Medium Term Note programme update and pricing of Euro and Sterling denominated notes
19 May 2008	Director/PDMR shareholding Notification
16 May 2008	Xstrata Mount Isa Mines welcomes environmental legislative changes
15 May 2008	Xstrata Copper Announces A$1 Per Share Cash Offer for Indophil Resources
15 May 2008	Director/PDMR shareholding Notification
14 May 2008	Xstrata Copper: Removing historical mine sediment from the Leichhardt River in Mount Isa
9 May 2008	Xstrata partners with Queensland EPA to save endangered Wombat
9 May 2008	Molybdenum Leaching Project at Altonorte receives environmental approvals
7 May 2008	Xstrata Coal renames Anvil Hill Project to Mangoola Coal
6 May 2008	Interim Management Statement and Q1 Production Report
6 May 2008	Result of Voting on Resolutions at AGM held on 6 May 2008
2 May 2008	Xstrata announces new community partnership to extend domestic and family violence support services in requinal Queensland
2 May 2008	Xstrata Copper launches 14 Sustainability Reports
28 April 2008	Xstrata Canada Corporation announces internal reorganization

Regulatory announcements and news items listed above can be viewed on the company website at www.xstrata.com

DOCUMENTS FILED AT COMPANIES HOUSE

All of the documents listed below were filed with Companies House at Crown Way, Maindy, Cardiff CF14 3UZ www.companieshouse.gov.uk on or around the dates indicated. Copies can be downloaded from the Companies House website www.direct.companieshouse.gov.uk

Date filing received by Companies House	**Description of document filed**
8 April 2009	88(2)R Allotment of Shares
4 April 2009	Group Accounts for period 01/01/2008 to 31/12/2008
6 March 2009	Form 123 Notice of Increase of nominal capital
3 March 2009	Filing of EGM resolutions being items of special business
12 January 2009	363 Annual Return
3 October 2008	New Articles of Association
2 September 2009	Interim Accounts made up to 30/06/2008
24 July 2008	88(2)R Allotment of Shares

7 May 2008	Filing of AGM resolutions being items of special business
7 May 2008	New Articles of Association
6 May 2008	288a Appointment of director

INFORMATION POSTED ON COMPANY WEBSITE UNDER "PUBLICATIONS"

Date of posting on website	Description of document filed
31 March 2009	Xstrata Copper: International Conference on Mining Exploration, CESCO
29 January 2009	Rights Issue announcement and Preliminary Annual Results for the year ended 31 December 2008
29 January 2009	Xstrata Production Report for 12 months ended 31 December 2008
1 December 2008	Macquarie Global Base Metals Outlook Conference
21 October 2008	Interim Management Statement and Q3 Production Report
14 October 2008	Xstrata Copper - 8th Asia Pacific Mining Conference & Exhibition
30 September 2008	Xstrata Nickel - Sell-side visit to Nikkelverk
24 September 2008	Credit Suise 2008 Global Steel and Mining Conference
3 September 2008	Handelsbanken Mining & Equipment Conference
6 August 2008	Diggers & Dealers Mining Forum
30 July 2008	Production Report for six months ended 30 June 2008
20 June 208	Xstrata Coal: CEDA Conference
11 June 2008	UBS Conference
3 June 2008	World Mining Investment Congress
3 June 2008	Lehman Brothers, Leaders in Energy and Commodities 2008 Conference
13 May 2008	Merrill Lynch Global Metals, Mining & Steel Conference
6 May 2008	Interim Management Statement and Q1 Production Report
30 April 2008	Xstrata Coal: Analyst Presentation

In addition, various company presentations made to Conferences and to analysts can be viewed on the company website at www.xstrata.com/investors.php?id=presentations

INFORMATION SENT TO SHAREHOLDERS

Date	Description of document
2 February 2009	Rights Issue Prospectus dated 2 February 2009, Circular relating to proposed Acquisition of Prodeco dated 2nd February 2009
20 March 2009	The Annual Report and Accounts for the year ended 31st December 2008, Notice of AGM to be held on 5th May 2009, Form of Proxy for the AGM, Electronic Communication Notice of Availability.

DOCUMENTS SENT TO THE FINANCIAL SERVICES AUTHORITY DOCUMENT VIEWING FACILITY

Copies of the Annual Reports and Accounts, Notices of meetings, Proxy forms, AGM & EGM resolutions and voting, Interim Accounts, Blocklisting six monthly reports, New Articles of Association "A" and "B", Rights Issue Prospectus dated 2nd February 2009, Circular relating to Acquisiton of Prodeco dated 2nd February 2009, Supplementary Prospectus dated 2 March 2009 – all reports can be viewed at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Copies of documents are also available for inspection at the Company's registered office, at 4th Floor, Panton House, 25 Haymarket, London SW1Y 4EN, during normal business hours.

Caution: This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Ends

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

Zug, 5 May 2009

INTERIM MANAGEMENT STATEMENT AND

Q1 PRODUCTION REPORT

Highlights

- Successful 2 for 1 rights issue enabled $3.7 billion of debt to be repaid and secured a robust balance sheet
- Acquisition of world-class, cash-generative Prodeco coal operations in Colombia for a consideration of $2 billion, effective from 1 January 2009
- Thermal and coking coal, nickel, platinum, zinc in concentrate and lead metal production volumes increased in the first quarter compared to the same period in 2008:
    - Thermal coal volumes boosted by production from Prodeco operations
    - Better operating conditions at Queensland operations and improved volumes at Tahmoor led to a 20% increase in coking coal production
    - Production from the new Perseverance mine in Canada and improved operational performance at a number of operations supported a 21% increase in zinc in concentrate production
- In January, the Xstrata-Merafe Chrome Venture announced the suspension of an additional six ferrochrome furnaces to bring total suspended ferrochrome production to 80% of annual operating capacity
- In February, Xstrata Zinc's McArthur River Mine in Australia received final approval for its open-pit development
- As part of an ongoing response to the economic downturn, Xstrata's businesses undertook a number of pro-active initiatives during the period to optimise our operations, including:
    - In February, Xstrata Nickel placed its Fraser complex on care and maintenance, reduced Strathcona mill production and deferred the Fraser Morgan project at Sudbury;
    - Xstrata Zinc restructured its operations at Mount Isa to reduce capital and operating costs while increasing metal production. In late February, Handlebar Hill was placed on care and maintenance and is being replaced by increased production from the higher-grade George Fisher underground mine and the large-scale, lower-cost Black Star open cut mine

- Xstrata Copper suspended operations at the copper smelter at the Kidd metallurgical operation for eight weeks from mid-April in response to weak market conditions for sulphuric acid
- In April, Xstrata Nickel Australasia announced it would defer the development of the underground mine at the Sinclair operation. The open pit operation will continue until August as scheduled, when the operation will be placed on care and maintenance

The Group's financial position has been strengthened through the successful rights issue during the period, the net proceeds of which were used to repay existing debt. Consequently gearing (defined as net debt to net debt plus equity) has fallen to 30%. Additionally, Xstrata has no significant debt refinancing requirements until 2011.

Xstrata plc will announce half-yearly results for the period from 1 January to 30 June 2009 on 4 August 2009

Xstrata contacts

Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964340
Email: cdivver@xstrata.com

Pamela Bell
Telephone: +44 20 7968 2822
Mobile: +44 7799 626715
Email: pbell@xstrata.com

Investors & analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455885
Email: hrossouw@xstrata.com

Q1 2009 PRODUCTION DATA

Xstrata Alloys

Chrome production fell by 76% compared to the same period in 2008, due to the suspension of 17 of 20 furnaces, equivalent to some 80% of annual production capacity. Destocking continues in the stainless steel sector in response to weak demand. The Lion and Lydenburg smelters continue to operate and benefit from low operating costs and improved energy efficiency due to Xstrata's proprietary Premus technology.

Platinum volumes increased by 18% compared to the same period last year, mainly due to increased supply of 113,000 tonnes of UG2 ore to the mill and improved feed grade at Eland, resulting in higher recoveries. The improvement in production was offset slightly by a combination of heavy rainfall, which halted production at Eland for several days and adverse ground conditions at Mototolo, which affected the head grade.

Chrome	**Q1 2009**	Q1 2008	Year ended 31.12.08
Attributable saleable production (kt)	**73**	305	1,126
Indicative average published price (US¢/lb) (*Metal Bulletin*)	**79.0**	121.0	175.8

Vanadium	**Q1 2009**	Q1 2008	Year ended 31.12.08
Consolidated* saleable ferrovanadium production (k kg)	**731**	1,057	3,622
Consolidated* saleable vanadium pentoxide (k lb)	**3,540**	4,520	16,604
Indicative average published price ferrovanadium (US¢/kg) (*Metal Bulletin*)	**24.7**	68.0	61.2
Indicative average published price vanadium pentoxide (US¢/lb) (*Metal Bulletin*)	**6.1**	12.6	13.5
* Consolidated 100%			

Platinum Group Metals	**Q1 2009**	Q1 2008	Year ended 31.12.08
Consolidated** saleable production (oz)			
Platinum	**32,985**	28,414	138,098
Palladium	**15,931**	13,705	65,774
Rhodium	**4,881**	3,348	18,644
Average London Platinum & Palladium Market ($/oz)			
Platinum	**1,023**	1,892	1,578
Palladium	**199**	447	353
Rhodium	**1,121**	8,151	6,483
** Consolidated 100% of Eland and 50% of Mototolo			

Xstrata Coal

Total consolidated production for the first quarter of 2009 increased by 1.4 million tonnes, or 7.7% on the corresponding period in 2008, due to the inclusion of production from the newly acquired Prodeco operations, which contributed 2.4 million tonnes since the effective date for the transaction of 1 January 2009. Volumes from Prodeco partially offset lower volumes from the South African operations, down by 15% compared to the first quarter last year. The new Goedgevonden operation continues to ramp up, but its contribution was offset by the impact of the planned closure of the iMpunzi Underground operation in 2008, and adverse geotechnical issues at the underground mines. Production from Xstrata Coal's Australian operations and at the non-managed Cerrejón operation in Colombia was consistent with the comparable period in 2008.

Coking coal volumes increased by 20% to 1.2 million tonnes, predominantly due to improved operating conditions following severe weather disruptions last year and increased volumes from the Tahmoor operation in New South Wales. The longwall at Oaky No 1 remains suspended. Semi-soft production volumes declined in the first quarter of 2009 by 0.4 million tonnes, or 23%, due to the timing of a longwall changeout at United.

Despite the moderation of coal prices in 2009 from the record levels in 2008, average coal prices in the first quarter reflected the benefit of contracted sales carried over from 2008, although this is only partially evident in average coking coal prices for the first quarter, due to delays to the offtake of carry-over tonnes.

Production Data	**Q1 2009**	Q1 2008	Year ended 31.12.08
Total consolidated production (million tonnes)	**19.9**	18.5	85.5
Total thermal coal	**17.4**	15.8	73.3
Australian thermal	**7.8**	7.8	40.2
South African thermal*	**4.6**	5.4	22.7
Americas thermal**	**5.0**	2.6	10.4
Australian coking	**1.2**	1.0	6.9
Australian semi-soft coking	**1.3**	1.7	5.3
Average received export FOB coal price ($/t)			
Australian thermal	**103.5**	65.3	95.6
South African thermal	**72.8**	68.4	78.4
Americas thermal	**78.6**	65.1	80.9
Australian coking	**169.9**	132.8	232.5
Australian semi-soft coking	**194.9**	71.4	157.5

* For production reporting DTJV is included for the full three months to March 2009. For financial reporting DTJV will be excluded from Xstrata Coal's ex-mine results as a result of the DTJV re-structuring announced on 3 March 2008

** The recently acquired Prodeco operations have been included for the full 3 months to March 2009

Xstrata Copper

Total mined copper production was marginally lower than the corresponding period last year. Production declined significantly at the Ernest Henry open pit operation in North Queensland as the mine reached an anticipated lower grade zone, exacerbated by the impact in the mine of heavy wet season rain. Production at Tintaya also decreased to a lesser extent, due to planned lower grades.

All other Xstrata Copper operations increased output, notably at Lomas Bayas following the expansion of the operation in 2008, at Collahuasi as a result of improved volumes through the mill and higher copper recoveries and at Mount Isa and Kidd due to higher grades and increased mill throughput.

Total gold production decreased by 18% mainly due to lower production at Ernest Henry but also expected lower gold grades at Alumbrera.

Copper cathode production was constrained in the quarter as a consequence of flooding in North Queensland causing anode transport delays from Mount Isa to Townsville, as well as a global slump in demand for sulphuric acid leaving the Canadian custom smelters overstocked with acid and unable to process all of the available third party concentrates.

Production Data	**Q1 2009**	Q1 2008	Year ended 31.12.08
Total mined copper production (t) (contained metal)	**217,092**	219,978	952,426
Total mined gold production (oz) (contained metal)	**144,746**	177,172	687,212
Total copper cathode (t) (from mined and third party material)	**186,555**	204,808	806,782
Average LME copper price (US$/t)	**3,428**	7,796	6,956
Average LBM gold price (US$/t)	**908**	927	872

Xstrata Nickel

Total mined nickel production in the first quarter of 2009 increased by 29% compared to the same period last year, due to higher volumes from Xstrata Nickel Australasia (XNA), improved volumes and grades at Raglan and high-grade ores from initial production at the Nickel Rim South project in Sudbury.

Mined nickel production at the Sudbury operations increased by 10% as first production from the Nickel Rim South project more than offset the impact of the Sudbury restructuring announced in February 2009. At Raglan, higher volumes and head grades contributed to a 22% increase in nickel in concentrate production compared to the first quarter of 2008, when production was also impacted by severe weather and a planned shutdown. Despite global economic conditions impacting other nickel producers, thereby reducing third party feed volumes to the Sudbury Smelter, nickel production at the Nikkelverk refinery was only 1% lower compared to the same period last year.

In response to continued weak demand for nickel, Xstrata Nickel undertook a number of restructurings, including transitioning the end-of-life, high cost operations at Craig, Thayer-Lindsley and the Fraser complex in Sudbury into care and maintenance to focus on completing the world-class Nickel Rim South project. Head grades declined at Montcalm, resulting in a 28% decline in mined nickel. The operation was suspended from late March following unplanned underground movements that necessitated a geotechnical review to ensure the safety of the operation. In early April 2009, XNA announced that underground development at Sinclair would be deferred until economic conditions improve while the open-pit operations will continue to operate as planned until August. The Falcondo ferronickel operation in the Dominican Republic remains on care and maintenance.

The option to pursue increased production when market conditions improve remains intact in Sudbury's Fraser Morgan project and XNA's Sinclair underground development.

Production Data	**Q1 2009**	Q1 2008	Year ended 31.12.08
Total mined nickel production (t) (contained metal)	**15,203**	11,785	54,523
Total mined ferronickel production (t) (contained metal)	**-**	6,866	18,782
Total mined copper production (t) (contained metal)	**7,403**	6,789	27,703
Total mined cobalt production (t) (contained metal)	**398**	315	1,341
Total refined nickel production (t) (payable metal)*	**21,412**	28,531	107,523
Average LME nickel price(US$/t)	**10,466**	28,957	21,104
Average LME copper price (US$/t)	**3,428**	7,796	6,956
Average Metal Bulletin cobalt low grade price (US$/lb)	**12.02**	45.63	35.16

* includes payable nickel in ferronickel production in 2008

Xstrata Zinc

Zinc in concentrate production increased by 21% in the first quarter of 2009 compared to the same period in 2008. Output increased due to the inclusion of the new Perseverance mine in Canada, which commenced production on 1 July 2008, and as a result of improved volumes at the majority of Xstrata Zinc's operations.

Total zinc metal production was 7% lower due to reduced production at the Kidd smelter in Canada, where a refractory failure resulted in a three week shutdown of roaster number 2. Lead in concentrate production declined by 23% during the first quarter mainly due to prolonged rain and flooding throughout North Queensland which impacted throughput at the Mount Isa concentrator. Lead metal production was 7% higher than the comparable period in 2008, as higher volumes of lead bullion from Mount Isa were refined at the Northfleet operation in the UK.

Production Data	**Q1 2009**	Q1 2008	Year ended 31.12.08
Total zinc in concentrate production (t)	**221,729**	182,702	861,033
Total zinc metal production (t)	**190,310**	205,682	795,565
Total lead in concentrate production (t)	**49,824**	64,572	251,496
Total lead metal production (t)	**61,267**	57,374	220,391
Average LME zinc price (US$/t)	**1174**	2,426	1,870
Average LME lead price (US$/t)	**1160**	2,891	2,084

Xstrata File Number 82-34660

Share price: XTA.L GBp 617.30 (1.86%)

entre / regulatory announcements

xstrata ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing (RSS feed available).

AGM 2009 Poll Results

Zug, 5 May 2009

Xstrata plc announces the results of the poll on the Resolutions before the Annual General Meeting of Xstrata plc held on 5th May 2009. All Resolutions were carried

	For	Against	Votes withheld *
Resolution 1 By Ordinary Resolution: To receive and consider and, if thought fit, adopt the Annual Report and Financial Statements of the Company, and the reports of the directors and auditors thereon, for the year ended 31 December 2008	2,176,488,511	3,037,268	876,836
Resolution 2 By Ordinary Resolution: To receive and consider and if thought fit, to approve the directors' Remuneration Report (on pages 98 to 107 of the Annual Report) for the year ended 31 December 2008	1,403,510,452	701,821,671	75,070,491
Resolution 3 By Ordinary Resolution: To re-elect Ivan Glasenberg, being a non-executive director retiring in accordance with Article 128 of the Company's Articles of Association	1,985,569,285	178,332,714	16,500,616
Resolution 4 By Ordinary Resolution: To re-elect Trevor Reid, being an executive director retiring in accordance with Article 128 of the Company's Articles of Association	2,155,141,864	15,447,683	9,816,068
Resolution 5 By Ordinary Resolution: To re-elect Santiago Zaldumbide, being an executive director retiring in accordance with Article 128 of the Company's Articles of Association	2,155,088,387	15,500,960	9,816,268
Resolution 6 By Ordinary Resolution: To elect Peter Hooley, as a non-executive director on the recommendation of the Board, in accordance with Article 129 of the Company's Articles of Association	2,170,307,021	9,234,604	857,990
Resolution 7 By Ordinary Resolution: To re-appoint Ernst & Young LLP as auditors to the Company to hold office until the	2,158,432,832	149,611	14,800,265

Xstrata File Number 82-34660

Share price: XTA.L GBp 617.30 (1.86%)

of the next general meeting at which re laid before the Company and to authorise the directors to determine the remuneration of the auditors			
Resolution 8 By Ordinary Resolution: To authorise the directors to allot relevant securities up to a specified amount, as set out in the Notice of AGM	2,075,684,008	76,506,559	28,212,048
Resolution 9 By Special Resolution: To authorise the directors to allot a certain number of equity securities for cash free of pre-emption rights, as set out in the Notice of AGM	2,175,170,920	4,359,021	872,674

* A "vote withheld" is not a 'vote' under English law and is not counted in the calculation of the votes 'For' and 'Against' the resolution.

A copy of those resolutions being items of special business passed at the Annual General Meeting (AGM) on 5th May 2009 has been submitted to the Financial Services Authority and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The total number of ordinary shares of US$0.50 each eligible to be voted at the AGM was 2,933,011,620. The scrutineer of the polls was Computershare Investor Services PLC.

Ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of the director
Mick Davis

4. State whether notification relates to a person connected with the director named in 3
Notification does not relate to a person connected with the director

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the vesting of a contingent award to the director referred to in 3 above

6. State the nature of the transaction
Vesting of 25% of an award granted under the 2005 Added Value Incentive Plan in relation to the performance period 9 May 2005 to 9 May 2008, deferred for one year. The deferred award was settled at the request of the company by a cash payment of £8,159,582, equivalent to 1,132,821 ordinary shares of US$0.50 each in Xstrata plc.

7. Date of vesting of deferred award
9 May 2009

8. The volume weighted average price (VWAP) per share on 8 May 2009
£7.202887

9. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
12 May 2009

Xstrata File
Number 82-34660

LOMAS BAYAS

PRESS RELEASE

Unionised staff to return to work from Friday

AGREEMENT REACHED AT LOMAS BAYAS

Baquedano, May 14th 2009

Late last night, members of the Lomas Bayas Workers' Union accepted the company's new offer, reached after a full day of extensive negotiations at the mine.

"We are very satisfied with the final agreement reached with the union and the peaceful manner in which the conflict was handled, confirming our commitment to finding a solution that suits both parties. Using the final proposed collective contract as a base, a situation developed that allowed us to include instruments that favored mutual agreement," said Alberto Cerda, General Manager at Lomas Bayas.

The executive said the new approved offer could be summed up in four aspects: a modification of the formula for calculating the production bonus; an increase in the number of days off permitted to union officials for union activities; a soft loan worth 1.5 million Chilean pesos and repayable over 36 months and a new one-time performance bonus for 2008 worth 400,000 Chilean pesos.

These points will be added to the company's final offer, which includes a 4% above inflation pay increase, plus other benefits like an increase in the contribution to complementary health insurance from 65% to 75%; an average 50% increase in support for education from nursery to university level; increases of between 9% and 27% in a range of bonuses, including those for holidays and night shifts; the creation of a new performance bonus that will reflect positive variations in the copper price and an end-of-negotiation bonus worth 4.1 million Chilean pesos.

The resolution of the conflict means that unionised staff will return to work from the first shift on Friday.

Ends

Contacts:
Name: Luis Lino
Phone: +56 55 416107
Cell phone: +56 9 9699 8107
Email: llino@xstratacopper.cl

Name: Juan Pablo Schaeffer
Phone: +56 2 478 2272
Cell phone: +56 9 9949 5245
Email: jschaeffer@xstratacopper.cl

xstrata
copper

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

About the North Chile Division

Xstrata Copper's North Chile Division manages Xstrata's wholly-owned operations, such as the Altonorte metallurgical complex and the Lomas Bayas mine, as well as Xstrata's 44% stake in Minera Collahuasi.

Altonorte is a custom smelter which provides treatment services for raw materials and alternative inputs, including copper concentrates and mine by-products, to produce copper anodes, sulphuric acid and, to a lesser extent, molybdenum oxide. It began operating 1993 and is located 20 kilometres south of the city of Antofagasta, at Panamericana Norte, Km 1,348, La Negra, Antofagasta Region.

Lomas Bayas is an open pit with the lowest head grade in the country. Its only raw material is copper oxide-bearing ore, which is leached with sulphuric acid in two permanent piles, one for high grade ore and one for low grade ore. The process continues with a solvent extraction plant and an electrowinning plant, to produce 99.99% pure copper cathodes. It began operating in 1998 and is located on Route 385, 110 kilometres north-east of the city of Antofagasta, at Km 36 in the district of Sierra Gorda, Antofagasta Region.

xstrata
copper

transelec

EnergiAustral

JOINT ENERGÍA AUSTRAL AND TRANSELEC PRESS RELEASE

Follows the Framework Agreement signed by both companies in May 2008:

ENERGÍA AUSTRAL AND TRANSELEC SIGN SECOND AGREEMENT REQUIRING US$19.7 MILLION FOR THE DEVELOPMENT OF A TRANSMISSION LINE

The agreement includes the definition of the routes for the alternating and continuous current lines, the location of the substations, the preparation of an Environmental Impact Study and the obtaining of the electrical concessions.

Santiago, May 19th 2009

Energía Austral - a subsidiary of Xstrata Copper - and Transelec signed this morning a contract to undertake the necessary studies to further develop Energía Austral's transmission system to carry energy generated by its Cuervo, Blanco and Cóndor hydroelectric power plants to the Central Interconnected System (known as SIC, from its initials in Spanish). The contract is the second stage of the Framework Agreement signed between the two companies in May 2008 for the design of Energía Austral's transmission line and follows on from the prefeasibility stage completed in October 2008.

The contract was signed by the General Managers of Energía Austral and Transelec, Alberto Quiñones and Andrés Kuhlmann respectively, and by the Executive General Manager of Xstrata Copper Project Evaluation Peter Forrestal.

The new agreement covers the following activities: the definition of the route to be followed by the alternating current lines that will transport energy from the hydroelectric plants to a concentrator substation; the definition of the route to be followed by the continuous current line that will carry energy to its injection point on the SIC; the location of the two convertor substations required by the transmission system; the elaboration of the environmental impact study to be presented to the authorities and the procedures required to obtain the corresponding electrical concessions.

The contract signed this morning considers an execution period of 27 months, beginning in May 2009 and running to July 2011, and involves an investment of US$19.7 million.

Transelec General Manager Andrés Kuhlmann expressed his satisfaction with the agreement reached with Energía Austral: "As a company, we shall make available to this important challenge all our knowledge and experience in order to provide the transmission solution that best serves the requirements of Energía Austral and the needs of the country."

"Energía Austral is well advanced in the design of a transmission solution for its hydroelectric project that takes into consideration economic, environmental and social criteria, and Transelec's expertise in this area gives us absolute confidence that we shall achieve the best project possible," said Energía Austral General Manager Alberto Quiñones.

This phase also includes the preparation by Transelec of the technical specifications and tender documents for the possible construction of the line and an estimation of the investment that the line will require.

Ends

Energía Austral - Xstrata Copper Contact

Marcela Riquelme
Tel: +56 2 4782415
Email: mriquelme@xstratacopper.com

Emily Russell
Ph: +44 (0) 1865 510 918
erussell@xstratacopper.com

Transelec Contact

Claudio Vera
Tel.: +56 2 4677082
Email: cvera@transelec.cl

ABOUT ENERGÍA AUSTRAL

Energía Austral is a subsidiary company of Xstrata Copper, created to study and develop three hydroelectric plants in the Region of Aysen in southern Chile: Río Cuervo, Río Blanco and Lago Cóndor. Energía Austral forms part of Xstrata Copper's Project Evaluation group.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia. Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT TRANSELEC

Transelec is Chile's leading electrical transmission company. Transelec's transmission lines transport electricity from production centres to cities that are home to 99% of the population, major industrial consumers and mining operations. Transelec owns an interconnected network of more than 8,000 kilometres of simple and double circuit transmission lines that stretch more than 2,900 kilometres from the city of Arica to the Island of Chiloe. The company has 6 local departments (Upper North, Lower North, Central, Central-South, Biobío and South) and 49 substations distributed through the SIC and SING grids. Transelec controls 10,231 MVA of transformation capacity. The company is responsible for ensuring that Chileans enjoy a continued and uninterrupted supply of electricity.

xstrata

Zug, 29 May 2009

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Xstrata plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	
3. Full name of person(s) subject to notification obligation:	Capital Research and Management Company
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	20 May 2009
6. Date on which issuer notified:	28 May 2009
7. Threshold(s) that is/are crossed or reached:	Below 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	

xstrata

				Direct	Indirect	Direct	Indirect
Ordinary shares (GB0031411001)	147,600,003	147,600,003	145,466,653		145,466,653		4.9596%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A				

Total (A+B)	
Number of voting rights	Percentage of voting rights
145,466,653	4.9596%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

Xstrata File
Number 82-34660

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata nickel

ᒪᑭᕝᕕᒃ
Société Makivik
Makivik Corporation

NEWS RELEASE

INUIT COMMUNITIES RECEIVE $6.8 MILLION IN PROFIT-SHARING FROM XSTRATA NICKEL'S RAGLAN MINE

Montreal, Québec, June 4, 2009 – Xstrata Nickel is pleased to announce that it has presented a cheque in the amount of Cdn$6.8 million to the Makivik Corporation, representing its share of the profits generated in 2008 by the Raglan nickel mine operation, located in the Nunavik Territory of Northern Québec.

Pita Ataami, President of the Makivik Corporation, said "Once again, this year's profit sharing will benefit Nunavimmiut with much needed assistance. These payments are appreciated considering that Nunavik has one of the highest costs of living in Canada."

Yearly profit-sharing is part of the Raglan Agreement, a comprehensive agreement signed in 1995 by the Raglan operation and Makivik and local Inuit communities. The agreement supports the harmonized relations and fostering of opportunities between Xstrata Nickel and local populations and their representatives in areas such as training, hiring of local businesses and environmental management. To date, Raglan has delivered more than Cdn$65.4 million back to the community.

Ian Pearce, Chief Executive Officer of Xstrata Nickel, said "Despite difficult economic conditions, Raglan continues to deliver sustainable ore production at a rate of 1.3 million tonnes annually. Raglan has a world-class deposit that will remain a key asset for our business for many years to come, and we remain committed to sharing our successes with our local communities through the Raglan Agreement."

Xstrata Nickel's Raglan mining camp was constructed at a cost of Cdn$600 million and began production in 1997. In 2008, capital investments included Cdn$95 million for mining development activities, infrastructure maintenance and geology.

The operation consists of three underground and one open pit nickel mines, concentrator, accommodation complex, port facilities at Deception Bay and an air strip at Donaldson. The ore from the mine is crushed, ground and treated at the Raglan mill to produce a nickel-copper concentrate. Milling capacity is 3,900 tonnes per day. Nickel capacity at the concentrator now stands at 30,000 tonnes of nickel-in-concentrate per year.

Ends

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses. Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, New Caledonia, Tanzania and Brazil. Xstrata Nickel is the world's fifth largest nickel producer, with annual managed production of more than 107,000 tonnes of refined nickel.

Makivik Corporation
Makivik Corporation is the Inuit owned economic development company created following the signing of the James Bay and Northern Quebec Agreement (JBNQA) in 1975. It has the mandate to represent the 9,800 Inuit of Nunavik at the political level, and to administer the funds of the Agreement accorded to the Inuit ($90-million has been received over a 20 year period). Makivik owns subsidiary companies such as Air Inuit, First Air, Nunavik Arctic Foods, Nunavik Creations, Halutik Fuels, and jointly owns with other Inuit regional corporations Pan Arctic Inuit Logistics (PAIL) and Cruise North Expeditions.

Information:

Kitty Gordon
Communications Officer
Makivik Corporation
Tel: (514) 745-8880
Email: k_gordon@makivik.org

Peter Fuchs
Director, Corporate Affairs
Xstrata Nickel
Tel: (416) 775-1523
Email: pfuchs@xstratanickel.ca

Francis Beauvais
Communications and External Affairs
Xstrata Nickel, Raglan Operations
Tel: (819) 762-7800 x4869
Email: fbeauvais@xstratanickel.ca

xstrata
nickel

NEWS RELEASE

XSTRATA NICKEL UPDATE ON MONTCALM MINE

Timmins, 8 June 2009

Xstrata Nickel's Sudbury Operations today announces the indefinite suspension of mining operations at its Montcalm Mine in Timmins, Ontario after a geotechnical review showed structural damage to the mine. Unplanned ground movements at Montcalm forced underground activity at the mine to be stopped at the end of March 2009 to ensure the safety of the workforce and enable geotechnical investigations and monitoring to be carried out.

Keith Bullock, Mine Manager at Montcalm said: "Safety remains our paramount concern. We are unable to access the mine until a further investigation is conducted and a full assessment of options and risk management plans is complete. We have therefore decided to cease operations indefinitely. We will continue to conduct further geotechnical monitoring at the mine to assess the full extent of the structural damage and the options that are available to us."

Xstrata Nickel remains committed to proactively engaging with Montcalm's stakeholders throughout the process. Xstrata Nickel's employees at Montcalm will continue to assist with ongoing assessments and environmental stewardship of the operation in the near term.

Montcalm was expected to produce approximately 9,000 tonnes of nickel contained in concentrate this year. Its mine life was scheduled to end in mid 2011. The impact of actions at Montcalm to production from the Sudbury Smelter are expected to be substantially offset as it continues to process concentrate from the company's Raglan and Australasian operations, initial ore from Nickel Rim South and third party feed sources.

Ends

Editors Notes

Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses. Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, New Caledonia, Tanzania and Brazil. Xstrata Nickel is the world's fifth

largest nickel producer, with annual managed production of more than 107,000 tonnes of refined nickel.

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Contacts

Xstrata Nickel
Keith Bullock

Telephone	+1 705 267-8842
Mobile	+1 705 698-9261
Email	kbullock@xstratanickel.ca

Peter Fuchs

Telephone	+1 416 775-1523
Mobile	+1 416 305-9273
Email	pfuchs@xstratanickel.ca

Xstrata
Claire Divver

Telephone	+44 20 7968 2871
Mobile	+44 7785 964340
Email	cdivver@xstrata.com

Investors and analysts
Hanré Rossouw

Telephone	+ 44 20 7968 2820
Mobile	+ 44 7879 455885
Email	hrossouw@xstrata.com

Xstrata File
Number 82-34660

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

xstrata

NEWS RELEASE

APPROACH TO ANGLO AMERICAN

Zug, 21 June 2009

Xstrata plc ("Xstrata") notes the announcement made by Anglo American plc ("Anglo American") today. Xstrata confirms that it recently sent a written proposal to the Board of Anglo American seeking their consideration of a merger of equals of the two companies.

Xstrata believes a merger of these two world-class companies with complementary assets is highly compelling. The combination would create a premier portfolio of operations diversified across multiple commodities and geographies, with enhanced scale and financial flexibility to fund future growth. Xstrata has already quantified substantial operational synergies from the combination that are not available to either company operating alone. In addition, Xstrata believes the optimisation and reprioritisation of the combined company's organic growth pipelines would significantly enhance shareholder returns.

Xstrata is seeking to engage with the Board of Anglo American regarding a merger of equals that would realise significant value for both companies' shareholders. There is, however, no assurance that any transaction will be forthcoming from Xstrata's proposal. Any further announcement will be made if and when appropriate.

Ends

Contacts

Xstrata		**Investors and analysts**	
Claire Divver		Hanré Rossouw	
Telephone:	+44 20 7968 2871	Telephone:	+44 20 7968 2820
Mobile:	+44 7785 964 340	Mobile:	+44 7879 455 885
Email:	cdivver@xstrata.com	Email:	hrossouw@xstrata.com
Michael Oke (Aura Financial)			
Telephone	+44 20 7321 0000		

Mobile +44 7834 368 299 Email Michael@aura-financial.com	
Deutsche Bank	**J.P. Morgan Cazenove**
Brett Olsher Nigel Robinson Charlie Foreman Telephone: +44 20 7545 8000	Ian Hannam Barry Weir Telephone: +44 20 7588 2828

This announcement does not amount to a firm intention to make an offer or any invitation to acquire or dispose of any securities or investment or a proposal to make a takeover bid in any jurisdiction. Any proposal is at an early stage and there can be no certainty that, if made, any offer will ultimately be made or lead to the implementation of the proposed merger. Xstrata reserves the right to vary the terms of any merger proposal that may ultimately be made for or involving Anglo American.

The Directors of Xstrata accept responsibility for the information contained in this announcement. Having taken all reasonable care to ensure that such is the case, the information contained in this announcement is, to the best of the knowledge and belief of the Directors of Xstrata, in accordance with the facts and contains no omission likely to affect its import.

J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and corporate broker to Xstrata and no-one else in connection with the contents of this announcement and the proposed merger and will not be responsible to any person other than Xstrata for providing the protections afforded to clients of nor for providing advice in relation to the proposed merger or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority. Details about the extent of Deutsche Bank AG's authorisation and regulation by the Financial Services Authority are available on request. Deutsche Bank is acting as financial adviser and corporate broker to Xstrata and no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Xstrata for providing the protections afforded to the clients of Deutsche Bank nor for providing advice in relation to any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Xstrata or of Anglo American, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Xstrata or of Anglo American, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Xstrata or of Anglo American by Xstrata or Anglo American, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward-looking statements

This announcement contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata or Anglo American to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Xstrata or Anglo American to differ materially from the expectations of Xstrata or Anglo American, as applicable, include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Xstrata merges with Anglo American), interest rate and currency fluctuations, the failure to satisfy any conditions for any possible merger on a timely basis or at all, the failure to satisfy the conditions of any actual merger of Xstrata with Anglo American if and when implemented (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure of Xstrata to merge with Anglo American on a timely basis or at all, the inability of the merged group to successfully realise Xstrata's anticipated synergy benefits if and when a merger of Xstrata and Anglo American is implemented, the inability of the merged group to successfully integrate Xstrata's and Anglo American's operations and programmes if and when a merger of Xstrata and Anglo American is implemented, the merged group incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the merger of Xstrata and Anglo American if and when a merger of Xstrata and Anglo American is implemented. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not a profit forecast

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that the future earnings per share of the merged group, Xstrata and/or Anglo American for current or future financial years will necessarily match or exceed the historical or published earnings per share of Xstrata or Anglo American.

Xstrata File
Number 82-34660

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

xstrata

NEWS RELEASE

RULE 2.10 OF THE UK TAKEOVER CODE

Zug, 22 June 2009

Xstrata plc ("the Company" or "Xstrata") announces, in accordance with Rule 2.10 of the UK Takeover Code (the "Code"), that at the close of business on 19 June 2009 the Company had the following relevant securities (within the meaning of the Code) in issue:

- 2,933,011,620 ordinary shares of US$0.50 nominal value each (of which 28,428,786 are held by Batiss Investments Limited ("Batiss") pursuant to the Equity Capital Management Programme) under ISIN code GB0031411001 and Swiss Security Number 1386 215; and

- 374,900 guaranteed convertible bonds due 2017 issued by Xstrata Capital Corporation A.V.V., a subsidiary of the Company, represented by a global bond with an aggregate nominal value of US$374,900,000 under ISIN code XS0267908324, which are convertible into 25,680,492 ordinary shares of the Company.

As regards ordinary shares held by Batiss, Batiss waives its right to receive any dividends on, and does not exercise voting rights attaching to, ordinary shares held by it from time to time.

Xstrata also has in issue:

- 50,000 non-voting deferred shares of £1 nominal value each; and

- 1 special voting share of US$0.50 nominal value.

ends

Xstrata contacts

Name	Richard Elliston	Name	Claire Divver
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576	Mobile	+44 7785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

xstrata

NEWS RELEASE

XSTRATA'S PROPOSED MERGER OF EQUALS WITH ANGLO AMERICAN

Zug, 24 June 2009

Xstrata plc ("Xstrata") notes the response by Anglo American plc ("Anglo American") on 22 June 2009.

Xstrata today publishes the letter sent to the Board of Anglo American on Wednesday 17 June 2009, which sets out the highly compelling rationale for an all-share merger of equals, in which both sets of shareholders would share equally in the substantial benefits of a combination (see Appendix I).

Additional points to note:

- The proposed transaction is a merger of two companies of equal size where both sets of shareholders will share equally in the benefits which flow from that combination. The proposal bears none of the characteristics of a takeover, in which a premium would typically be payable.
- The combined group would have a Board and a management team sourced from both companies to bring together the team best capable of delivering the synergies and other benefits of the merger.
- This merger is the natural combination of two highly complementary companies in the mining industry to realise significant value for both companies' shareholders. Both companies have very similar market values[1], financial positions, asset qualities, reserve and resource lives and aggregate earnings estimates.
- The strategic rationale for a merger is very compelling, based on the two companies':
    - contiguous or proximate assets in Australia, South Africa and South America;
    - shared ownership of Collahuasi copper and Cerrejón coal operations;
    - broad geographic distribution of operations and projects;
    - complementary portfolios of commodities; and

- o ability to optimise each company's significant portfolios of organic growth options to enhance returns equally to shareholders of both companies.

- Significant pre-tax synergies have been quantified of over US$1 billion per annum by the third full year following completion of the proposed merger. Gross one-off realisation costs of not more than US$500 million in total will be incurred in full in the first two years following completion[2]. Xstrata's estimate of these core synergies has been reported on under the City Code on Takeovers and Mergers by Ernst & Young LLP and Xstrata's financial advisors, Deutsche Bank and J.P. Morgan Cazenove. Copies of their letters are included in Appendix III.

- Xstrata's synergy estimate does not assume nor envisage any workforce retrenchments at the combined group's South African operations and Xstrata believes that South Africa would be a net beneficiary of the transaction.

- In addition to these core synergies, Xstrata has identified further longer term, potential tax, financial and project synergies.

- The quantified synergies accrue from both companies and as such, should be shared by Xstrata and Anglo American shareholders through equal participation in the combined group. A joint review by both companies is expected to result in further synergies being identified.

- There are several material assumptions underlying the synergies estimate which might therefore be materially greater or less than those estimated. For further details, see Appendix II and the letters from Ernst & Young LLP and Xstrata's financial advisors in Appendix III.

- Anglo American first announced targeted savings from its asset optimisation and procurement initiatives in 2008 and its share price should already fully reflect the investment market's view of the probability and value of the announced savings. A merger therefore represents no dilution in value to Anglo American shareholders from these savings. Xstrata believes the synergies it has quantified are in addition to any savings under these initiatives.

- Xstrata's operational management has a strong track record of best-in-class cost performance, delivering year-on-year average real cost savings of 1% per annum from 2003 to 2008, compared to an average real cost increase at its FTSE100 mining sector peers of 2% per annum over the same time period. A combined management team would more rapidly and effectively realise sustainable reductions in operating costs across the combined portfolio.

- A further significant uplift in value and in returns will be delivered through the combination and prioritisation of Xstrata's and Anglo American's organic growth pipelines.

- Through acquisitions and a continuous programme of asset improvement initiatives, Xstrata has built a portfolio of assets which generate similar earnings to the Anglo American portfolio and which enjoy a similar reserve/resource life. A comparative analysis is presented in Appendix 4 to the Letter to Anglo American. It is evident that Xstrata's base metals businesses enjoy similar C1 costs to the equivalent Anglo American businesses. Xstrata's coal business also has a similar C1 cost but substantially higher margins than Anglo Coal, given that Xstrata sells a greater portion of its thermal coal into the export market.

- Xstrata would contribute world-class coal and copper assets to the enlarged group, creating a premier suite of base metals and coal operations to the benefit of Anglo American's shareholders.

- The combined group's enhanced diversification and cash generative base metals and coal portfolio would provide greater support for businesses such as platinum and diamonds, which currently do not generate significant EBITDA and may well require significant capital at a time when their industry fundamentals are not robust.
- Geographically, Xstrata's shareholders will take on greater emerging country exposure, while Anglo American's shareholders will benefit from increased diversification with approximately equal contributions to the combined group's earnings from Africa, South America and Australia.
- The combined group would benefit from enhanced access to capital and improved financial flexibility to resume dividend payments and support further growth whilst maintaining an investment grade rating.

Mick Davis, Xstrata Chief Executive, commented:

"It is well recognised that the combination of Xstrata and Anglo American is a natural fit and the most compelling major transaction available in our industry. We have already quantified substantial synergies that can only be achieved by combining our portfolios to increase scale and realise logistics, product flow, procurement and operational efficiencies. In my experience, we have always found that, when effectively led, a joint team is able to review identified synergies and unlock incremental value from the combination, ultimately resulting in savings in excess of initial estimates.

"In addition, the substantial synergies we have delivered in previous transactions have not come from redundancies at the operations but rather from improved productivity and efficiencies from economies of scale. In general, Xstrata's approach has been to augment our operations' capacity by putting management and resources back at the operational level, almost universally leading to improved safety performance and operational efficiency.

"We remain convinced of the undeniable logic for a merger of equals between Anglo American and Xstrata. Xstrata's proposal is about unlocking the significant shareholder value inherent in the combination of our companies and is not dependent on any pre-determined concept of management positions or structure. It is regrettable that Anglo American's Board rejected this proposal without any engagement with Xstrata, just days after receiving our approach.

"It must surely be in the interests of both companies' shareholders for Xstrata and Anglo American to work together to test in more detail the attractive proposition we have put to the Anglo American Board. We will continue to seek to engage with Anglo American's Board and management to investigate the value that would accrue to their shareholders and to ours from a combination. I feel sure that, in time, Anglo American's Board will want to examine comprehensively the merits of this transaction for its shareholders."

1 As of 19 June 2009, the last business day prior to the commencement of the offer period, the relative contributions of the market values of Xstrata and Anglo American were 50.3% to 49.7% respectively. The market value of Xstrata's Ordinary Shares of GBP19.78bn is based on the closing middle-market price of an Xstrata share of GBp681, provided by the London Stock Exchange on 19 June 2009, assuming 2,904,582,834 Xstrata Ordinary Shares (2,933,011,620 Xstrata Ordinary Shares in issue, less 28,428,786 Xstrata Ordinary Shares held in Xstrata's equity capital management programme by Batiss (see Appendix II for further details on Batiss)). The market value of Anglo American's Ordinary Shares of GBP19.54bn is based on the closing middle-market price of an Anglo American Ordinary Share of GBp1,623, provided by the London Stock Exchange on 19 June 2009, assuming 1,204,190,697 Anglo American Ordinary Shares

(1,342,924,336 Anglo American Ordinary Shares in issue, less 112,300,129 held by Anglo American investment companies and 26,433,510 Anglo American Ordinary Shares held in Treasury).

2 There are several material assumptions underlying the synergies estimate which might therefore be materially greater or less than those estimated. For further details, see Appendix II and the letters from Ernst & Young LLP and Xstrata's financial advisors in Appendix III.

Ends

Contacts

Xstrata Claire Divver Telephone: +44 20 7968 2871 Mobile: +44 7785 964 340 Email: cdivver@xstrata.com Michael Oke (Aura Financial) Telephone +44 20 7321 0000 Mobile +44 7834 368 299 Email michael@aura-financial.com	**Investors and analysts** Hanré Rossouw (Xstrata) Telephone: +44 20 7968 2820 Mobile: +44 7879 455 885 Email: hrossouw@xstrata.com
Xstrata South Africa Songezo Zibi Telephone: +27 11 250 0064 Email: szibi@xstrata.co.za	
Deutsche Bank	**J.P. Morgan Cazenove**
Nigel Robinson Telephone: +44 20 7545 8000	Barry Weir Telephone: +44 20 7588 2828
Lazard & Co., Limited	
Ken Costa Telephone: +44 20 7187 2000	

This announcement does not amount to a firm intention to make an offer or any invitation to acquire or dispose of any securities or investment or a proposal to make a takeover bid in any jurisdiction. Any proposal is at an early stage and there can be no certainty that any offer will ultimately be made or, if made, lead to the implementation of the proposed merger. Xstrata reserves the right to vary the terms of any merger proposal that may ultimately be made for or involving Anglo American.

The Directors of Xstrata accept responsibility for the information contained in this announcement. Having taken all reasonable care to ensure that such is the case, the information contained in this announcement is, to the best of the knowledge and belief of the Directors of Xstrata, in accordance with the facts and contains no omission likely to affect its import.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority. Details about the extent of Deutsche Bank AG's authorisation and regulation by the Financial Services Authority are available on request. Deutsche Bank is acting as financial adviser and corporate broker to Xstrata and no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Xstrata for providing the protections afforded to the clients of Deutsche Bank nor for providing advice in relation to any matter referred to herein.

J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and corporate broker to Xstrata and no-one else in connection with the contents of this announcement and the proposed merger and will not be responsible to any person other than Xstrata for providing the protections afforded to clients of J.P. Morgan Cazenove nor for providing advice in relation to the proposed merger or any matter referred to herein.

Lazard & Co, Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Xstrata and no one else in connection with the contents of this announcement and the proposed merger and will not be responsible to any person other than Xstrata for providing the protections afforded to clients of Lazard & Co., Limited nor for providing advice in relation to the proposed merger or any matters referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Xstrata or of Anglo American, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Xstrata or of Anglo American, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Xstrata or of Anglo American by Xstrata or Anglo American, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward-looking statements

This announcement contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata or Anglo American to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Xstrata or Anglo American to differ materially from the expectations of Xstrata or Anglo American, as applicable, include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Xstrata merges with Anglo American), interest rate and currency fluctuations, the failure to satisfy any conditions for any possible merger on a timely basis or at all, the failure to satisfy the conditions of any actual merger of Xstrata with Anglo American if and when implemented (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure of Xstrata to merge

with Anglo American on a timely basis or at all, the inability of the merged group to successfully realise Xstrata's anticipated synergy benefits if and when a merger of Xstrata and Anglo American is implemented, the inability of the merged group to successfully integrate Xstrata's and Anglo American's operations and programmes if and when a merger of Xstrata and Anglo American is implemented, the merged group incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the merger of Xstrata and Anglo American if and when a merger of Xstrata and Anglo American is implemented. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Cost curves

This announcement contains references to "cost curves". A cost curve is a graphic representation in which the total production volume of a given commodity across the relevant industry is arranged on the basis of average unit costs of production from lowest to highest to permit comparisons of the relative cost positions of particular production sites, individual producers or groups of producers across the world or within a given country or region. Generally, a producer's position on a cost curve is described in terms of the particular percentile or quartile in which the production of a given plant or producer or group of producers appears. To construct cost curves, industry analysts compile information from a variety of sources, including reports made available by producers, site visits, personal contacts and trade publications. Although producers may participate to some extent in the process through which cost curves are constructed, they are typically unwilling to validate cost analyses directly because of commercial sensitivities. Inevitably, assumptions must be made by the analyst with respect to data that such analyst is unable to obtain and judgement must be brought to bear in the case of virtually all data, however obtained. Moreover, all cost curves embody a number of significant assumptions with respect to exchange rates and other variables. In summary, the manner in which cost curves are constructed means that they have a number of significant inherent limitations. Notwithstanding their shortcomings, independently produced cost curves are widely used in the industries in which Xstrata and Anglo American operate. Cost curves in this announcement have been sourced from Brook Hunt and AME and all such cost curves are based on 2008 data.

Not a profit forecast

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that the future earnings per share of the merged group, Xstrata and/or Anglo American for current or future financial years will necessarily match or exceed the historical or published earnings per share of Xstrata or Anglo American.

APPENDIX I: LETTER TO ANGLO AMERICAN

Appendix I contains the text of a letter from the Chief Executive of Xstrata to the Chairman and Chief Executive of Anglo American dated 17 June 2009. Certain information from the letter has not been reproduced in Appendix I to avoid such information being interpreted as a profit forecast under the City Code on Takeovers and Mergers ("City Code") and/or the need for such information to be reported on, or supported by, third parties for City Code purposes.

17 June 2009

Strictly Private and Confidential

The Chairman and Chief Executive
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
United Kingdom

Dear Mark & Cynthia

We have for some time considered that the combination of our companies is a compelling, value-adding proposition for both sets of shareholders and would provide a combined management team with fresh and expanded value-creating opportunities, which are not available while the companies operate independently of each other.

It is well accepted that the pursuit of scale and diversity as prerequisites for success has set our industry on an irreversible trend of consolidation. The recently announced iron ore joint-venture between Rio Tinto and BHP Billiton is yet another milestone on this path. In future, only the largest and most diverse global mining groups will generate superior returns for their shareholders by gaining access to capital, the most attractive resources and the best talent, while better managing the increasing complexity and risk associated with our industry. A combined Anglo American/Xstrata will be well placed to compete with major industry peers such as BHP Billiton, Rio Tinto and Vale for these key ingredients for success.

It is against this backdrop that we write to you to request that your Board consider the combination of our two companies to create a mining and metals giant with the essential characteristics to compete successfully and deliver superior returns, benefiting our shareholders and customers.

In the past we have only made informal approaches to discuss a potential transaction, but given recent market and industry developments, we are firmly of the opinion that the combination warrants detailed consideration. Our two companies are uniquely aligned in size, earnings and assets (Appendix 1). We share ownership of key assets in coal and copper and have very significant realisable synergies which can be delivered to shareholders only when our two companies are combined.

Moreover, we believe the transaction will create positive market momentum from which we will be able to secure additional capital from traditional and new investors to strengthen the balance sheet, support further growth and resume regular dividend payments.

The Board of Xstrata has approved the submission of this letter to your Board [*redacted*].

Rationale for the Combination

The combined Group will significantly close the gap on its larger peers, with aggregate 2008 revenues of US$54.3bn and EBIT of US$17.4bn before the benefit of any synergies. The New Group will be the eighth largest company in the FTSE and will sit alongside the Big Three mining and metals companies globally, benefiting from improved earnings resilience through effective diversification, with 2008 EBIT contributions of 25% from thermal coal, 24% from copper, 13% from PGMs and 10% from iron ore. The balance of 28% is contributed by coking coal, nickel, zinc, diamonds, alloys and industrial minerals.

The New Group will benefit from an enhanced country risk profile with 2008 EBIT by origin of 29% from South America, 30% from Australasia, and 40% from Africa (Appendix 2).

Furthermore, the New Group will enjoy majority ownership of two of the world's premier mining operations, Collahuasi and Cerrejón, as well as significant realisable synergies stemming from our proximate coal businesses in South Africa and Australia and our copper activities in South America, the combination of our zinc and nickel operations and the rationalisation of our respective organisations into a single, highly efficient company. The combined entity will be an industry leader in seaborne steam coal, copper, platinum, ferrochrome, zinc, and diamonds and will enjoy strong sector positions in coking coal, nickel and iron ore (Appendix 3).

Xstrata's operations have undergone a fundamental transformation over the past years. Management has further been pro-active in the aftermath of the financial crisis to improve substantially the competitive position of our asset base, resulting in enhanced relative cost positions across Xstrata's entire portfolio (refer to cost curves in Appendix 4). An objective and comparable evaluation of Xstrata's and Anglo American's portfolio of operations and projects demonstrates that both portfolios contain a similar mix of assets, ranging in quality from world-class, long-life, tier-one assets to more challenging shorter life or higher cost assets.

The combination will provide the opportunity to rationalise and optimise the New Group's portfolio, resulting in an earnings profile weighted to world-class operations and geographically diversified across a suite of base metals, bulk commodities, precious metals and energy products.

Value Proposition

Immediate value enhancement from this combination will accrue from the following areas:

1. <u>Synergies</u>

Based on our detailed internal analysis, we anticipate that the core synergies will be at

least US$1bn per annum (net of realisation costs), [*redacted*]. These synergies result only from the combination of our complementary asset portfolios and would therefore supplement any possible savings Anglo American management have announced to the market as part of the Anglo American Asset Optimisation Programme[1].

The bulk of the synergies will come from savings achieved at an operational level.

The key elements of this estimate are:

- Over US$458m per annum of operational synergies, including optimisation of proximate operations, in particular from our substantial coal businesses with regional scale in Australia and South Africa and our proximate copper interests in Chile; logistical synergies, optimisation of product flow and quality, procurement improvements and rationalisation of overlapping activities in our coal, copper, zinc and PGM businesses. In addition, we have identified a number of potential longer-term project synergies not included in our initial synergy estimate;
- Some US$237m per annum in savings from streamlining our divisional functions and offices in our coal, copper and PGM businesses; and
- US$309m per annum of synergies through the creation of an effective, streamlined set of central functions and services, such as insurance, exploration, technology and other corporate functions, selecting the best practice in each case from our respective organisations.

We are confident that US$1bn of annual synergies is a conservative estimate, especially as it excludes potentially significant tax and financial synergies, as well as [*redacted*] longer-term project synergies[1].

We stand ready to work with your executive management team to verify the total synergy amount to be delivered to shareholders through the transaction. A co-operative review by our respective business development and operational teams will doubtless further refine and enhance the synergistic potential of the merged group, as we have experienced in previous combinations.

Based on our analysis of all major mining deals over the last 10 years, synergies of over US$1bn per annum lead us to conclude that the transaction will garner significant support from our respective shareholders and the investment market as a whole.

Our core synergies have been calculated to the standards required by the City Code. Accordingly, our reporting accountants and financial advisers believe that the estimate has been prepared with "due care and consideration" and they will be in a position to publicly confirm this in accordance with Rule 19 of the City Code if and when required.

The evolution over recent years of the competitive environment in which we operate has highlighted the strategic importance of adopting industry-leading standards of health,

[1] The following statement has been included for clarification purposes but not included in the original letter to Anglo American dated 17 June: [There are several material assumptions underlying the synergies estimate which might therefore be materially greater or less than those estimated. For further details, see Appendix II and the letters from Ernst & Young LLP and Xstrata's financial advisors in Appendix III.]

safety, environmental and social performance. Both our companies take the issue of sustainable development in all of its guises very seriously and have each established robust reputations in this area. Our past experience in combining with other organisations supports our strong conviction that the potential benefits from sharing best practice across the combined Group in key operational areas will be significant. We are certain that the New Group will set global benchmarks in sustainable development and deliver significant improvements in cost containment and efficiency.

2. Project Optimisation

Beyond the operational and other synergies highlighted above, significant enhancement in returns, optimisation of capital and an uplift in value will be achieved through the combination and reprioritisation of our respective brownfield and greenfield projects, resulting in the combined Group having unrivalled growth options in our industry. [*redacted*].

Investor Support

The gap between the global industry leaders and the rest of the sector is expected to widen in terms of financial performance and sustainable value creation. Whilst, like you, we are confident that our two companies are individually capable of prospering, the combination of our two organisations will create a Group with a significantly improved competitive and risk profile, greater diversity and financial depth and the capacity to enhance returns significantly. It should reasonably be expected that the New Group's enhanced competitive position will deliver a re-rating to its shareholders relative to our respective stand alone ratings.

Transaction Proposal

This is a unique opportunity to combine two companies of equal size and potential. We therefore propose a merger of equals, with the shareholders of Anglo American and Xstrata each holding a 50% interest in the New Group (Appendix 1). That share is consistent with:

- The current market capitalisations of Anglo American and Xstrata;
- [*redacted*];
- [*redacted*]; and
- The market capitalisations of Anglo American and Xstrata implied by current broker target prices for each company.

We seek to work with you to develop the optimal structure for a merger, taking into account considerations such as change of control provisions, tax and listing implications and the maintenance of Anglo American's South African shareholders' existing status. We see value in preserving, where possible, the efficient financial structure provided by Xstrata's Swiss tax residence.

Our preliminary analysis does not indicate any significant anti-trust or pre-emption hurdles.

A key foundation of any combination must be a stable capital structure that maintains an investment grade rating, enabling the New Group to realise its most attractive organic growth projects and to take advantage of external opportunities as they arise. Already this year, both Anglo American and Xstrata have successfully accessed the international capital markets to repay or refinance existing borrowing. Each company

enjoys an investment grade rating. Nonetheless, despite these recent capital raisings and solid ratings, both companies remain capital constrained in the short-term. As one of the world's leading mining companies, we are confident that the New Group will immediately be able to access equity markets to raise further capital. The disposal of non-core assets or the introduction of partners into one or more of the operations are further potential sources of additional liquidity.

Based on our preliminary work, we do not envisage any financing constraints or issues related to existing facilities in either company.

Beyond our observations of the various merits of Xstrata's organisation strategy, we have no strong preconceptions with regard to matters of governance, management or corporate branding. Suffice it to say that we must apply the basic tenet that the best individuals are selected from each organisation and placed in key management positions in the most effective organisation structure.

Furthermore, we suggest the establishment of an integration team early in our process of discussion, to be headed by a senior representative from each of our companies, to ensure that the new organisation retains the 'best in class' attributes, practices and talent of the existing organisations. The integration team will also develop and oversee a programme to deliver quickly the synergies and other benefits presented by the merger.

We believe South Africa will be a net beneficiary of the combination and we propose a joint approach to the Presidency, Department of Mineral Resources, National Treasury and other relevant stakeholders and regulators, including the South African Reserve Bank. We also suggest the establishment of a joint working group to articulate and safeguard the benefits of the proposed combination for South Africa. We would seek to apply a similar principle to other regulatory authorities across the geographies in which we operate, such as Australia's Foreign Investment Review Board.

Next Steps

We trust that this letter and attachment makes clear our conviction and enthusiasm for pursuing a merger of our companies and for delivering to shareholders the significant value derived from this combination. We would like to arrange a meeting with the Anglo American Board and Management team as soon as possible to present and discuss this proposal and to put in place the steps necessary to pursue a merger of equals.

Opportunities to create a leading company of the nature envisaged here come but once in a lifetime. We believe this is the optimal moment to pursue the combination of our companies and we look forward to working with you and your team in taking an active part in reshaping our industry for the benefit of all our stakeholders.

For the avoidance of doubt, this letter should not be construed in any regard as constituting an offer or representing an intention to make an offer or inviting an offer for or from Anglo American for any of its or Xstrata's securities or otherwise giving rise to legal obligations (save for the provisions relating to confidentiality below) or impose any obligation to make any such offer and, in particular, does not constitute a firm intention or evidence an intention to make any offer for the purposes of the City Code.

The Proposal is made on a strictly private and confidential basis. As is customary, we would expect that, without our prior written consent and in the

absence of a requirement to do so by law or regulation, Anglo American will not disclose or announce the contents or existence of this letter, our interest in a possible combination, or our name in connection with a possible combination to anyone, other than those persons within Anglo American, and at Anglo American's professional advisers, who need to know of this approach. You should ensure that each person to whom our interest in a possible combination is disclosed is made aware of this condition and takes all steps to ensure that this condition is not breached. In particular, Xstrata reserves the right to terminate discussions immediately and without any obligation in the event that such confidentiality is breached or any public disclosure made.

In the event that an announcement is required by law or regulation, to the extent it does not prevent you from complying with your announcement obligations under the City Code, the announcement should only be made by Anglo American after consultation with us and after taking into account our desire not to be named and our requirements as to the timing, content and manner of making such an announcement.

Sincerely

M L DAVIS

Note 1: Based on Xstrata's analysis of public announcements made by Anglo American management relating to the Anglo American Asset Optimisation Programme and other efficiency initiatives.

Appendix 1. Contributions of Anglo American and Xstrata to a Combination

(US$m)	Combined		

REDACTED

		Xstrata	Anglo American
Equity value - Market	66,895	50%	50%
Equity value - Target price (1)(3)	69,104	53%	47%
Equity value - 3 Month average (4)	57,190	49%	51%

Note: Market data as of 15 June 2009. All analysis assumes 2,896m Xstrata shares (includes in-the-money options, excludes shares held by Batiss and the Xstrata Employee Share Ownership Plan) and 1,203m Anglo American shares (includes in-the-money options, excludes shares held by the Group in other structures and the Anglo American Employee Benefit Trust and treasury shares)

1. Bloomberg consensus as of 15 June 2009
2. REDACTED
3. Bloomberg consensus target price multiplied by 2,896m and 1,203m shares for Xstrata and Anglo American respectively at a USD:GBP rate of 0.61
4. Three month average closing share price multiplied by 2,896m and 1,203m shares for Xstrata and Anglo American respectively at a USD:GBP rate of 0.61

Re Note 3 – Bloomberg consensus target prices as at 15 June 2009

Appendix 2. Commodity and Geographic Diversification (2008)


Xstrata
Anglo American(1)
Combined
Commodity
Nickel 5%
Zinc 1%
PGMs 1%
Alloys 12%
Thermal coal 37%
Coking coal 13%
Copper 31%
EBIT: US$7.3bn
Coking coal 3%
Other 2%
Zinc 1%
Nickel 5%
PGMs 20%
Diamonds 5%
Alloys 10%
Copper 19%
Iron ore 17%
Thermal coal 18%
EBIT: US$10.1bn (2)
Diamonds 3%
Nickel 5%
Other 1%
Zinc 1%
Coking coal 7%
Thermal coal 25%
Iron ore 10%
Alloys 11%
Copper 24%
PGMs 13%
EBIT: US$17.4bn
Geography
Europe 3%
N America 3%
Australasia 48%
Africa 19%
S America 27%
EBIT: US$7.3bn
Australasia 17%
Africa 54%
S America 29%
EBIT: US$10.1bn
Europe <1%
N America 1%
S America 29%
Africa 40%
Australasia 30%
EBIT: US$17.4bn

Note: Based on year to 31 December 2008 data.

1. US$712m of Corporate Activities, Unallocated Costs and Exploration Costs and Other have been excluded from commodity split pie chart. EBIT negative operations in North America and Europe have been excluded from geography split pie chart.
2. Anglo American's Iron ore segment includes Kumba, Scaw metals and Anglo Ferrous Brazil

Source: Xstrata Annual Report 2008, Anglo American Annual Report 2008

Appendix 3. Commodity Rankings of Major Diversifieds by Mined Production


Thermal Coal (export)
New co
Xstrata
Anglo
BHP Billiton
Rio Tinto
Vale
Mt
Zinc
New co
Xstrata
Anglo
BHP Billiton
Rio Tinto
Vale
kt
Coking Coal (export)
BHP Billiton
New co
Anglo
Rio
Xstrata
Vale
Mt
Copper
New co
BHP Billiton
Xstrata
Rio Tinto
Anglo
Vale
kt
Nickel
Vale
BHP Billiton
New co
Xstrata
Anglo
Rio Tinto
kt
Chrome
New co
Xstrata
Anglo
BHP Billiton
Rio Tinto
Vale
kt
Iron Ore
Vale
Rio Tinto
BHP Billiton
New co
Anglo
Xstrata
MMX assets²
MMX assets²
Mt
Diamonds
New co
Anglo
Rio Tinto
BHP Billiton
Xstrata
Vale
M carats
Post-deal market positions
Pre-deal market positions

1. Represents 100% Kumba + MMX assets
2. Phase 1 full production

Source: Production data as disclosed in annual reports with the exception of coal export volumes which are sourced from AME. Rankings as stated by Brookhunt and AME for base metals and bulks, diamonds and chrome as guided by companies

Appendix 4. Relative Cost Positions, Mine Lives, Reserves and Resources

Company Ranking (1)


Anglo American
Nickel
72%
Anglo American
Zinc
57%
Xstrata Zinc
55%
Xstrata Nickel
43%
Xstrata Coal
25%
Anglo American
Coal 21%
Cash Cost
Anglo
American
Copper 58%
Xstrata Copper
55%
10th
50th
90th
Percentile cost position

Comparison of Reserve & Resource Lives (2)


Thermal Coal
Met Coal
Copper
Zinc
Nickel
0
20
40
60
80
100
120
Years
Xstrata reserve life
Anglo American reserve life
Xstrata resource life
Anglo American resource life

Reserves & Resources (attributable tonnes) (3)


Thermal Coal
Met Coal
Copper
Zinc
Nickel
0%
20%
40%
60%
80%
100%
Normalised scale
Xstrata reserves
Anglo American reserves
Xstrata resources
Anglo American resources

1. Cost curves sourced from Brookhunt for LME Metals and AME for seaborne thermal coal. Xstrata Nickel and Zinc cost curve positioning inclusive of current restructuring. All other positioning for 2008.
2. Reported reserves & resources converted to attributable marketable coal or attributable contained metal (Copper, Nickel, Zinc) divided by 2008 reported production. Production adjusted for acquisitions (Prodeco), end of life or dormant mines (Lennard Shelf, Falcondo). Nickel production relating to substantially developed projects (Barro Alto, Koniambo) included in 2008 production. Brown coal resources excluded
3. Normalised scale (reserves & resources normalised to Xstrata's attributable reserves & resources)

Re Note 1 - All cost curve information based on 2008 data

Appendix II

BASES AND SOURCES OF INFORMATION

(a) Unless otherwise stated, financial and other information concerning Anglo American and Xstrata have been extracted or derived from the interim statements, preliminary results and the annual report and accounts of each company for the relevant periods or from published sources or from Xstrata management sources.

(b) Unless otherwise stated, average share prices and market capitalisations throughout this announcement reflect volume-weighted averages.

(c) The market value of Xstrata Ordinary Shares is based on the closing middle-market price of 681GBp, provided by the London Stock Exchange on 19 June 2009, being the last business day prior to the commencement of the offer periods for Anglo American and Xstrata, assuming 2,904,582,834 Xstrata Ordinary Shares (2,933,011,620 Xstrata Ordinary Shares in issue, less 28,428,786 Xstrata Ordinary Shares held by Batiss Investments Limited ("Batiss")).

(d) The volume weighted average share price over the calendar month ended 19 June 2009, being the last business day prior to the commencement of the offer periods for Anglo American and Xstrata, is 703GBp for Xstrata.

(e) The market value of Anglo American Ordinary Shares is based on the closing middle-market price of 1,623GBp, provided by the London Stock Exchange on 19 June 2009, being the last business day prior to the commencement of the offer periods for Anglo American and Xstrata, assuming 1,204,190,697 Anglo American Ordinary Shares (1,342,924,336 Anglo American Ordinary Shares in issue, less 112,300,129 held by Anglo American investment companies and 26,433,510 Anglo American Ordinary Shares held in Treasury).

(f) The volume weighted average share price over the calendar month ended 19 June 2009, being the last business day prior to the commencement of the offer periods for Anglo American and Xstrata, is 1,717GBp for Anglo American.

(g) The exchange rate of 0.61 US$/£ on 19 June 2009 (being the last business day prior to the commencement of the offer periods for Anglo American and Xstrata).

(h) In arriving at the estimate of cost savings and revenue benefits, the Board of Xstrata has assumed the following:

- that there will be no significant impact on the combined group arising from any decisions made by competition authorities;

- that there will be no material change to the market dynamics in the combined core markets following completion. In particular, Xstrata has based these estimates on its understanding of current and future market supply, demand and pricing levels; and

- there will be no material change to the relative exchange rates in the combined core markets and geographies following completion.

(i) In arriving at the estimate of cost savings and revenue benefits, the Board of Xstrata has assumed that there are comparable operations, processes and procedures within Anglo American, except where publicly available information clearly indicates otherwise. Xstrata's management, through a detailed understanding of Xstrata's cost structure, has determined the source and scale of realisable cost savings. The one-off implementation cash costs of achieving the cost savings and revenue benefits represent those costs which are incremental to Xstrata's and, to the best of the Board of Xstrata's knowledge, Anglo American's existing plans. In addition to Xstrata management's information, the sources of information that Xstrata has used to arrive at the estimate of cost savings and revenue benefits include:

- Anglo American's interim and annual reports and accounts;

- Anglo American's presentations to analysts;
- Anglo American's website;
- documents and statements issued by Anglo American;
- analysts' research;
- other publicly available information; and
- Xstrata's knowledge of the industry and of Anglo American.

(j) The Board of Xstrata has not had discussions with Anglo American's management regarding the reasonableness of their assumptions supporting the estimate of cost savings and revenue benefits. Therefore, there remains an inherent risk in these forward-looking estimates.

(k) Due to the scale of a combined Xstrata and Anglo American organisation, there may be additional changes to the combined group's operations. In addition, there are several material assumptions underlying the estimates, including the allocation of costs within Anglo American, the relative proportion of volume sensitive costs for both Xstrata and Anglo American and the level of costs necessary to operate effectively each combined function or activity. Because of these factors and the fact that the changes relate to the future, the resulting cost savings and revenue benefits may be materially greater or less than those estimated.

(l) The Xstrata group has in place an equity capital management programme ("ECMP"). Under the ECMP, up to 10% of the issued share capital of Xstrata can be purchased in the market by Batiss, a Guernsey registered entity owned by a charitable trust, which is independent of the Xstrata group. Batiss waives its right to receive any dividends on, and does not exercise voting rights attaching to, Xstrata Ordinary Shares held by it from time to time.

(m) The year-on-year average real cost savings of 1% per annum from 2003 to 2008, compared to an average real cost increase at its FTSE100 mining sector peers of 2% per annum over the same time period, are sourced from the "Real Cost Savings" section on page 32 of Xstrata's 2008 Annual Report.

(n) The reported FY2008 actual cash operating costs for Xstrata and Anglo American were US$18,307 million and US$16,821 million, respectively. These numbers reflect the cash operating costs associated with the underlying operations of both companies, before deducting depreciation and amortisation and excluding contributions from associates.

(o) Anglo American's coal EBIT attributed to thermal and coking coal is based on FY2008 coal production split, where ESKOM production is attributed to thermal coal and metallurgical coal to coking coal.

(p) This announcement contains references to "cost curves". For an explanation of, and information relating to, cost curves, see the section of this announcement headed "Cost curves" on page 6. Cost curves in this announcement have been sourced from Brook Hunt and AME and all such cost curves are based on 2008 data.

(q) Xstrata's reserve and resource data is based on the reserves and resources estimates as at 30 June 2008 reported in Xstrata's Mineral Resources and Ore Reserves Report dated January 2009, and production data for the 12 months ended 31 December 2008, contained in Xstrata's Production Report dated 29 January 2009. Anglo American's reserve and resource data is based on the Ore Reserves and Mineral Resources estimates as at 31 December 2008, and 2008 production statistics, both contained in Anglo American's 2008 Annual Report.

Definitions

"Anglo American Ordinary Shares" means the ordinary shares of US$0.54 86/91 each in the capital of Anglo American.

"Xstrata Ordinary Shares" means the ordinary shares of US$0.50 each in the capital of Xstrata.

Appendix III

REPORTS ON ESTIMATED MERGER BENEFITS

The following are texts from letters from Ernst & Young LLP, Deutsche Bank and J.P. Morgan Cazenove relating to the Xstrata statement of estimated synergies set out in this announcement:

(a) from Ernst & Young LLP

Xstrata File
Number 82-34660

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Tel: 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

The Directors
Xstrata plc ("Xstrata" or the "Company")
Bahnhofstrasse 2
P.O. Box 102
CH-6301 Zug
Switzerland

24 June 2009

Deutsche Bank AG, London Branch ("Deutsche Bank")
Winchester House
1 Great Winchester Street
London
EC2N 2DB

J.P. Morgan Cazenove Limited
20 Moorgate
London
EC2R 6DA
("J.P. Morgan Cazenove" and, together with Deutsche Bank, the "Joint Financial Advisers")

XSTRATA'S PROPOSAL TO ANGLO AMERICAN PLC ("ANGLO AMERICAN")

Dear Sirs

We refer to the statement ("the Statement") Xstrata set out on page 2 of the announcement dated 24 June 2009 (the "Announcement"), to the effect that:

> "Significant, pre-tax synergies have been quantified of over US$1 billion per annum by the third full year following completion of the proposed merger. Gross one-off realisation costs of not more than US$500 million in total will be incurred in full in the first two years following completion. The key elements of the synergy estimate are:
>
> - Over US$458m per annum of potential operational synergies, including optimisation of proximate operations;
> - Some US$237m per annum in potential savings from streamlining our divisional functions and offices; and
> - US$309m per annum of synergies through the creation of an effective, streamlined set of central functions and services."

The Statement has been made in the context of disclosures on pages 17 to 18 of the Announcement setting out the basis of the belief of the Directors supporting the Statement and their analysis and explanation of the underlying constituent elements.

This letter is required by Note 8(b) of Rule 19.1 of the City Code on Takeovers and Mergers (the "Takeover Code") and is given for the purpose of complying with that requirement and for no other purpose.

ERNST & YOUNG

Responsibility

The Directors of Xstrata (the "Directors") are responsible for making the Statement in accordance with Rule 19.1 of the Takeover Code. It is our responsibility and that of the Joint Financial Advisers to form our respective opinions, as required by Note 8(b) to Rule 19.1 of the Takeover Code, as to whether the Statement has been made by the Directors with due care and consideration.

Our work in connection with the Statement has been undertaken solely for the purposes of reporting under Note 8(b) to Rule 19.1 of the Takeover Code to the Directors and to the Joint Financial Advisers. We accept no responsibility to any other parties other than to those persons to whom this report is expressly addressed in respect of, arising out of or in connection with that work.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standard 1000 (Investment Reporting Standards applicable to all engagements in connection with an investment circular) issued by the Auditing Practices Board in the United Kingdom. We have discussed the Statement together with the relevant bases of belief (including sources of information) with the Directors and with the Joint Financial Advisers. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We do not express any opinion as to the achievability of the cost savings and benefits identified in the Statement. The Statement is subject to uncertainty as described in Appendix II to the Announcement. Because of the significant changes in the enlarged group's operations expected to flow from the proposed merger and because the Statement relates to the future, the actual benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material.

Opinion

On the basis of the foregoing, we report that in our opinion the Directors have made the Statement, in the form and context in which it is made, with due care and consideration.

Yours faithfully

Ernst & Young LLP

Ernst & Young LLP

(b) from Deutsche Bank AG, London Branch and J.P. Morgan Cazenove Limited

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London
EC2N 2DB

J.P. Morgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

24 June 2009

The Directors
Xstrata plc
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland

XSTRATA'S PROPOSAL TO ANGLO AMERICAN PLC ("ANGLO AMERICAN")

We refer to the statement regarding the estimated merger benefits (the "Statement") and the bases of preparation thereof made by Xstrata plc ("Xstrata") set out in the announcement dated 24 June 2009 (the "Announcement"), for which the Directors of Xstrata are responsible in accordance with Rule 19.2 of the City Code on Takeovers and Mergers.

We have discussed the Statement (including the assumptions and sources of information referred to in Appendix II to the Announcement), with the Directors of Xstrata and those officers and employees of Xstrata who have been involved in the development of the underlying plans. The Statement is subject to uncertainty as described in Appendix II to the Announcement and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this report. We have also reviewed the work carried out by Ernst & Young LLP and have discussed with them the conclusions stated in their report of 24 June 2009 addressed to yourselves and ourselves on this matter.

We do not express any opinion as to the achievability of the merger benefits identified by the Directors of Xstrata in the Statement.

This report is provided pursuant to our engagement letter with Xstrata solely to the Directors of Xstrata in connection with Note 8 (b) of Rule 19.1 of the City Code on Takeovers and Mergers and for no other purpose. We accept no responsibility to Anglo American or its shareholders or any other person other than the Directors of Xstrata in respect of the contents of, or any matter arising out of or in connection with, this report.

On the basis of the foregoing, we consider that the Statement, for which the Directors of Xstrata are responsible in accordance with Rule 19.2 of the City Code on Takeovers and Mergers, has been made with due care and consideration in the context in which it was made.

Yours faithfully

Nigel Robinson
Managing Director
For and on behalf of Deutsche Bank AG, London Branch

Barry Weir
Managing Director
For and on behalf of J.P. Morgan Cazenove Limited

Xstrata File
Number 82-34660

IMPORTANT: THIS NOTIFICATION RELATES TO THE ACQUISITION OF CASH-SETTLED INSTRUMENTS WITH SIMILAR ECONOMIC EFFECT TO QUALIFYING FINANCIAL INSTRUMENTS WHICH DO NOT GIVE RISE TO ANY RIGHT WHATSOEVER FOR ANY MEMBER OF THE GLENCORE GROUP TO ACQUIRE ADDITIONAL SHARES IN XSTRATA PLC (OR VOTING RIGHTS IN RELATION THERETO).

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Xstrata plc ("**Xstrata**")
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Glencore International AG ("**Glencore**") and Finges Investment B.V. ("**Finges**")
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	1 June 2009
6. Date on which issuer notified:	25 June 2009
7. Threshold(s) that is/are crossed or reached:	36%

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Xstrata ordinary shares GB0031411001	1,010,403,999	1,010,403,999	N/A	N/A	1,010,403,999	N/A	34.45%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**
Contracts for Differences	N/A	N/A	N/A	45,923,649	1.57%	N/A

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
1,056,327,648	36.02% (but please see paragraph 13)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Prior to this notification, Glencore controlled 1,010,403,999 voting rights in Xstrata through its wholly-owned subsidiary Finges (through the direct ownership by Finges of 1,010,403,999 ordinary shares in Xstrata). Finges has entered into cash-settled derivative instruments with a similar economic effect to qualifying financial instruments which reference 45,923,649 Xstrata shares. These instruments do not involve any right (absolute or conditional) for Finges and/or Glencore to acquire any additional shares (and/or voting rights) in Xstrata. **The transactions to which this notification relates do not affect the number of shares and voting rights in Xstrata controlled by Glencore. The total number of voting rights controlled by Glencore remains 1,010,403,999. See paragraph 13 for further details.**

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	The instruments with a similar economic effect to qualifying financial instruments to which this notification relates are cash-settled share swap transactions entered into by Finges with a number of financial institutions. The transactions reference shares in Xstrata that are already directly held by Finges and which have been the subject of prior notifications to Xstrata. **The transactions do not give Finges and/or Glencore any further voting rights, or any right (absolute or conditional) to acquire any further shares or voting rights, in Xstrata.** The transactions have been disclosed on the

	basis that they give Finges a long position on the economic performance of 45,423,649 Xstrata shares. This long position has been offset by Fingers entering into related share forward transactions with the same financial institutions and referencing the same Xstrata shares, which give Finges a short position on the economic position of such shares. Therefore, the transactions give Finges neither a long nor a short position on a net basis

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

SAGITTARIUS MINES, INC.

NEWS RELEASE

SMI LAUNCHES FEASIBILITY STUDY OF TAMPAKAN PROJECT

General Santos City, 26 June 2009

SMI (Sagittarius Mines, Inc.) announces commitment to a feasibility study to further evaluate development of the world-class Tampakan copper–gold project in Southern Mindanao, the Philippines.

Following a thorough review of the results of all work programs associated with the extended Pre-Feasibility Study, SMI's funding shareholders have approved the US$74 million feasibility study phase which will entail a detailed engineering study to determine whether the project will advance to development stage.

SMI has engaged the services of Bechtel, a global leader in engineering and construction, as the lead engineer for the Tampakan feasibility study under a global alliance with Xstrata Copper that covers the potential execution of multiple copper concentrator projects.

Based on the current schedule, the feasibility study is expected to be submitted to the government by the second quarter of 2010.

"This phase we are embarking on is very significant for SMI and for the future of the Tampakan project. The decision to develop a major copper mine at Tampakan will depend on the outcomes of the feasibility study, which will examine the economic, social and environmental viability of this project," said SMI President, Peter Forrestal

"Through all its development stages, the Tampakan project will continue to be run in line with leading environmental and social practices, based on partnership with its stakeholders, to create mutual benefits for shareholders, the communities associated with the project and the Philippines," Mr Forrestal said.

Partners in the Tampakan project include Xstrata Copper (62.5%), Indophil Resources NL (34.23%) and Alsons Corporation (3.27%).

Ends

Contact Person:
John B. Arnaldo
Corporate Communications Manager
Sagittarius Mines, Inc.
Mobile: (+63 928) 550-3847
SMI Media Care Hotline

Mobile: (+63 918) 864-4685

Notes to editors:

About the Tampakan Copper-Gold Project

The Tampakan Copper-Gold Project is located on the southern Philippine island of Mindanao, approximately 65 kilometers North of General Santos City.

It is situated on the boundaries of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan Copper- Gold deposit is located in the province of South Cotabato, municipality of Tampakan.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan Copper-Gold Project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc. **www.smi.com.ph**

About Xstrata Copper

Headquartered in Brisbane, Australia, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

xstrata

PROPOSED MERGER WITH ANGLO AMERICAN

Zug, 30 June 2009

Following recent press commentary and at the request of the Takeover Panel, Xstrata plc ("Xstrata") confirms that its position in relation to synergies is as set out in Xstrata's announcement of 24 June 2009.

Xstrata has quantified pre-tax synergies of over US$1 billion per annum by the third full year following completion of the proposed merger. Gross one-off realisation costs of not more than US$500 million in total would be incurred in full in the first two years following completion. This estimate is the only one that has been reported on by Xstrata and its advisers, Ernst & Young LLP, Deutsche Bank AG, London Branch and J.P. Morgan Cazenove Limited under the City Code on Takeovers and Mergers. Accordingly, any other published synergy estimate is not endorsed or supported by Xstrata.

There are several material assumptions underlying the synergies estimates which might therefore be materially greater or less than those estimated. For further details, see Xstrata's announcement of 24 June 2009.

This announcement does not amount to a firm intention to make an offer or any invitation to acquire or dispose of any securities or investment or a proposal to make a takeover bid in any jurisdiction. Any proposal is at an early stage and there can be no certainty that any offer will ultimately be made or, if made, lead to the implementation of the proposed merger.

The Directors of Xstrata accept responsibility for the information contained in this announcement. Having taken all reasonable care to ensure that such is the case, the information contained in this announcement is, to the best of the knowledge and belief of the Directors of Xstrata, in accordance with the facts and contains no omission likely to affect its import.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority. Details about the extent of Deutsche Bank AG's authorisation and regulation by the Financial Services Authority are available on request. Deutsche Bank is acting as financial adviser and corporate broker to Xstrata and no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Xstrata for providing the protections afforded to the clients of Deutsche Bank nor for providing advice in relation to any matter referred to herein.

J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and corporate broker to Xstrata and no-one else in connection with the contents of this announcement and the proposed merger and will not be responsible to any person other than Xstrata for providing the protections afforded to clients of J.P. Morgan Cazenove nor for providing advice in relation to the proposed merger or any matter referred to herein.

Lazard & Co, Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Xstrata and no one else in connection with the contents of this announcement and the proposed merger and will not be responsible to any person other than Xstrata for

providing the protections afforded to clients of Lazard & Co., Limited nor for providing advice in relation to the proposed merger or any matters referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Xstrata or of Anglo American, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Xstrata or of Anglo American, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Xstrata or of Anglo American by Xstrata or Anglo American, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward-looking statements

This announcement contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata or Anglo American to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Xstrata or Anglo American to differ materially from the expectations of Xstrata or Anglo American, as applicable, include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Xstrata merges with Anglo American), interest rate and currency fluctuations, the failure to satisfy any conditions for any possible merger on a timely basis or at all, the failure to satisfy the conditions of any actual merger of Xstrata with Anglo American if and when implemented (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure of Xstrata to merge with

Anglo American on a timely basis or at all, the inability of the merged group to successfully realise Xstrata's anticipated synergy benefits if and when a merger of Xstrata and Anglo American is implemented, the inability of the merged group to successfully integrate Xstrata's and Anglo American's operations and programmes if and when a merger of Xstrata and Anglo American is implemented, the merged group incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the merger of Xstrata and Anglo American if and when a merger of Xstrata and Anglo American is implemented. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not a profit forecast

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that the future earnings per share of the merged group, Xstrata and/or Anglo American for current or future financial years will necessarily match or exceed the historical or published earnings per share of Xstrata or Anglo American.

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

PETER COATES TO RETIRE AS XSTRATA AUSTRALIA CHAIRMAN

SYDNEY, 30 June 2009

Peter Coates will retire from the position of non executive Chairman, Xstrata Australia, on 3 July 2009 to concentrate on his increasing external board workload.

"Xstrata continues to be a dynamic and innovative leader in the resources sector and I am very proud to have worked with such a committed management team," said Mr Coates.

Mr Coates held the position of Chief Executive of Xstrata's global coal business from its inception as Glencore Coal in 1994 until his retirement in December 2007. During that time Xstrata Coal grew to become the world's leading exporter of thermal coal, with more than 30 operations across South Africa, Australia and the Americas.

Xstrata Coal Chief Executive Peter Freyberg said, "Peter has been an invaluable part of Xstrata's continued global success and made a significant contribution to the Australian resources sector through his commitment to addressing issues such as safety, climate change and the need for the development and testing of low emission technology.

"We wish Peter continued success as he pursues new challenges and opportunities."

Mr Coates is Deputy Chairman and Chairman elect of Santos. He is Chairman of Minara Resources Ltd and a director of Downer EDI Limited. He is a past Chairman of the Minerals Council of Australia, the NSW Minerals Council and the Australian Coal Association. He was a member of the APEC 2007 Business Consultative Group and the 2007 Emissions Trading Task Group.

Mr Coates received The Officer of the Order of Australia award in June 2009.

ends

Xstrata contacts

Name	James Rickards Communications Manager
Telephone	+61 2 9253 6789
Mobile	+61 419 731 371
Email	jrickards@xstratacoal.com

www.xstrata.com



Sustainability Report 2008

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.



For more information visit
www.xstrata.com/sustainability/

Cover picture: West coast of southern Africa

Contents

Overview

2 Overview of operations
4 Chief Executive's Report
6 2008 Scorecard and 2009 Targets
16 About this report

1. Sustainability strategy and governance

18 Sustainability and business strategy
21 Sustainability governance
22 Stakeholder engagement
26 Public policy
26 Ethics
27 Human rights
28 Child and forced labour

2. Our people

29 Policy and approach
30 Safety
36 Health
44 Labour relations
46 Employee development and training
48 Diversity

3. Environment

51 Policy and approach
52 Environmental management
52 Climate change
58 Energy
60 Water
64 Biodiversity and landscape fuctions
72 Emissions to air
73 Waste
76 Product stewardship
78 Environmental incidents and fines

4. Community

80 Policy and approach
83 Community engagement
84 Indigenous peoples and cultural diversity
87 Resettlement
88 Corporate social involvement
88 Socio-economic development
91 Procurement
92 Enterprise development
93 Job creation and skills development

5. Supplementary information

94 Independent assurance statement
96 Summary of Key Sustainability Data
98 GRI Content Index
101 Glossary

Overview of operations

Xstrata's activities are organised into five global commodity businesses and a technology business, each of which operates with a high level of autonomy. The Group's operations and projects span 19 countries.

Alloys
HQ: Rustenburg



Description

Xstrata Alloys is the world's largest producer of ferrochrome, a leading producer of primary vanadium and has a growing platinum group metals business. Xstrata Alloys also owns carbon and anthracite operations which supply key raw materials to its ferrochrome smelters. Xstrata Alloys' operations are located in South Africa.

Key locations



South Africa
Boshoek plant, Boshoek
Lion plant, Steelpoort
Lydenburg plant, Lydenburg
Rustenburg plant, Rustenburg
Wonderkop plant, Marikana
Boshoek opencast mine, Boshoek
Horizon mine, Pilansberg
Kroondal mine, Rustenburg
Thorncliffe mine, Steelpoort
Helena mine, Steelpoort
Waterval mine, Rustenburg
Rhovan V2O5 and FeV, Brits
Maloma mine, Maloma, Swaziland
Char Technologies, Witbank
African Carbon Manufacturers, Witbank
African Carbon Producers, Witbank
African Fine Carbon, Middelburg
African Carbon Union, Witbank
Mototolo, Steelpoort
Eland, Brits

Coal
HQ: Sydney



Description

Xstrata Coal is the world's largest exporter of thermal coal and a significant producer of premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in over 30 operating coal mines in Australia, South Africa and Colombia and an exploration project in Nova Scotia, Canada.

Key locations



Americas
Cerrejón, Colombia
Australia
Cumnock, Hunter Valley
Liddell, Hunter Valley
Macquarie Coal JV – *West Wallsend,* Newcastle
– *Westside,* Newcastle
Mt Owen, Hunter Valley
Ravensworth Operations, Hunter Valley
Ravensworth Underground, Hunter Valley
Oakbridge Group – *Baal Bone,* Western Coal Fields
– *Beltana,* Hunter Valley
– *Bulga,* Hunter Valley
Tahmoor, Southern Coal Fields
Ulan, Western Coal Fields
United, Hunter Valley
Oaky Creek, Bowen Basin
Newlands – *Thermal,* Bowen Basin
– *Coking,* Bowen Basin
Collinsville – *Thermal,* Bowen Basin
– *Coking,* Bowen Basin
Rolleston, Bowen Basin
South Africa
Southstock Division – *Opencast,* Witbank
– *Underground,* Witbank
Mpumalanga Division – *Spitzkop,* Ermelo
– *Tselentis,* Breyten
iMpunzi Division – *Opencast,* Witbank
– *Underground,* Witbank
Tweefontein Division – *Opencast,* Witbank
– *Underground,* Witbank

Copper
HQ: Brisbane



Description

Xstrata Copper is the fourth largest global copper producer, with mining and processing facilities located in Australia, Chile, Peru, Argentina and Canada. It also manages a recycling business with plants in the USA. Xstrata Copper has a world-class portfolio of six copper development projects, located in Peru, the Philippines, Chile, Argentina and Papua New Guinea.

Key locations



Argentina
Alumbrera, Catamarca
Australia
Mount Isa, North West Queensland
Ernest Henry, North West Queensland
Townsville Refinery, North Queensland
Canada
CCR, Quebec
Horne, Quebec
Kidd Creek, Ontario
Chile
Altonorte, Antofagasta Region
Collahuasi, Tarapacá Region
Lomas Bayas, Antofagasta Region
Peru
Antamina, Ancash Region
Tintaya, Espinar Province

Nickel
HQ: Toronto



Description

Xstrata Nickel is one of the world's largest producers of nickel and one of the largest producers of cobalt. Headquartered in Toronto, Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, Tanzania and New Caledonia.

Key locations



Australia
Sinclair, Western Australia
Cosmos, Western Australia

Brazil
Araguaia, Para

Canada
Montcalm, Ontario
Sudbury, Ontario
Raglan, Quebec

Dominican Republic
Falcondo, Bonao

New Caledonia
Koniambo, North Province

Norway
Nikkelverk, Kristiansand

Tanzania
Kabanga, Kagera

Zinc
HQ: Madrid



Description

Xstrata Zinc is one of the world's largest miners and producers of zinc. Xstrata Zinc's operations span Spain, Germany, Australia, the UK and Canada, with an interest in the Antamina copper-zinc mine in Peru. Xstrata Zinc's growth projects include interests in Australia.

Key locations



Australia
McArthur River, Northern Territory
Mount Isa, North West Queensland

Canada
Brunswick Mine, New Brunswick
Brunswick Smelting, New Brunswick
CEZ Refinery, Quebec
Perseverance Mine, Quebec
General Smelting, Quebec
Kidd Creek Refinery, Ontario

Germany
Nordenham, Nordenham

Peru
Antamina, Ancash Region

Spain
San Juan de Nieva, Asturias
Hinojedo, Cantabria
Arnao, Asturias

UK
Northfleet, Northfleet

Technology Services
HQ: Brisbane and Sudbury

Description

Xstrata Technology Services supports the processes involved in mining. It comprises Xstrata Technology, based in Brisbane, a specialist technology solutions provider and Xstrata Process Support, based in Sudbury, an independent group which provides highly specialised technological support both to Xstrata's operations and to third-party customers.

Key locations



Australia
Xstrata Technology, Brisbane

Canada
Xstrata Process Support, Ontario

Chief Executive's Report



Mick Davis
Chief Executive

The operating environment for the mining sector underwent a dramatic upheaval in 2008. Strong demand for our products, robust prices and significant competition for people, equipment and key inputs experienced for the majority of the year rapidly deteriorated in the third quarter, as the financial crisis resulted in a global economic recession almost unparalleled in modern times.

The resultant period of uncertainty has been very challenging for all of us at Xstrata and for many of the stakeholders in our business. We have responded swiftly and decisively to the challenges we face, to protect the economic sustainability of our operations. Together with a successful rights issue to strengthen our balance sheet in March and the refinancing of existing debt in October last year, we have positioned Xstrata to emerge from the current downturn in a stronger position, with an appropriate capital structure. Our ability to act decisively both at the centre and at the operations is, in the main, due to our devolved management model which clearly focuses responsibility with the authority to act at each level in the Group.

However, taking the right decisions for the future of our business sometimes involves making difficult choices that impact our employees, contractors, suppliers and communities. We have avoided compulsory redundancies where possible, recognising the importance of our employees to our future success. In those areas where we have been forced to lay off employees, we have stood by our principles of open and honest engagement and respect for our people and our responsibilities. We implement employee assistance programmes and seek to minimise the impact on affected employees wherever possible. At Falcondo in the Dominican Republic, where our operation represents one of the only major employers for rural communities with higher levels of poverty, we have implemented additional community funding and capacity-building initiatives to minimise the social impacts of retrenchments.

Our commitment to uphold our Business Principles and the standards set out in our Sustainable Development framework is all the more important at these times. While a difficult and rapidly changing business environment brings with it many strategic challenges and potential distractions, we must never allow our focus to be diverted from our objectives of working safely, providing a fair and healthy workplace, improving our environmental performance and engaging with and supporting communities associated with our operations.

Our recent actions have borne out the values we embed throughout the organisation of co-operation, trust, mutual value creation and respect. Because we recognise that operating to leading economic, environmental and social standards is imperative for the long-term success of our business, our commitment to sustainable development is non-negotiable, regardless of the prevailing economic environment. Every decision we take includes an assessment of sustainable development risks and opportunities and we develop our business strategies to minimise the risks and seize the opportunities.

Suspended operations are implementing care and maintenance plans to enable a safe and timely start up once market conditions improve. At closed sites, we continue to meet our environmental and safety obligations, through fully-funded closure plans and ongoing rehabilitation or remediation activities. Reductions or deferrals of capital and operating expenditure are being implemented responsibly, to ensure that we never compromise the operational integrity of our assets, safety or environmental management and that we retain our significant organic growth options.

A period of change and uncertainty can also lead to heightened safety risks, either due to operational changes or non-routine operations, or simply as a result of management and employees' attention being distracted from the risks inherent in day-to-day activities. We are working hard to mitigate these risks by demonstrating clear and proactive safety leadership in the workplace, increasing internal communications on safety and continuing to invest in behaviour-based safety programmes.

Xstrata's corporate social involvement (CSI) funding to support initiatives that benefit the communities associated with our operations is structured to avoid 'boom and bust' expenditure. We set aside a minimum of 1% of Group profit before tax each year, retaining a portion of CSI funds when we generate historically high profits in dedicated trusts or accounts to supplement funding in years with lower profitability. We invest in multi-year initiatives in partnership with a range of local stakeholders to provide a stable flow of funds and deliver community benefits over an extended timeframe. As a result, we are continuing to fund significant health, education, enterprise development, cultural and social development programmes in each of our key operating regions in 2009.

While much attention is inevitably directed to managing risks, the current environment also presents a number of opportunities. In the

area of sustainable development, these include using extended maintenance shutdowns or suspensions to enhance our safety and environmental systems and accelerate rehabilitation programmes. Where capital expenditure at growth projects is being deferred or reduced, we are progressing environmental and social impact assessments or baseline studies with community participation. We are continuing to invest in training, taking advantage of any downtime to further enhance the skills and knowledge of our employees.

The economic climate and reduced production across our industry have eased some of the pressures of increased competition for skilled labour, mining equipment and consumables. Other basic resource issues such as access to sufficient energy and water remain strategic priorities. The social and environmental challenges we face in operating in remote or impoverished areas continue to require careful management and planning, together with co-operation with our stakeholders.

Access to a secure and cost-effective source of energy remains challenging in regions including South Africa and Chile. We are working to make mining and processing more energy efficient and effective and we are striving to reduce greenhouse gas emissions. As an example, Xstrata Alloys' ferrochrome smelters are amongst our most energy-intensive operations and have improved energy efficiency per tonne of ferrochrome by 10% in 2008 alone compared to the previous year.

Climate change represents a significant longer-term risk to our business. We fully recognise our obligation to reduce the emissions from our operations and to work in partnership with our customers, governments, the scientific community and other industry participants to develop technologies that reduce the emissions associated with burning coal.

A number of governments are introducing regulations to reduce domestic emissions. One of the most significant for Xstrata's operations is the Australian government's proposed Carbon Pollution Reduction Scheme. Approaches to fiscal and regulatory regimes continue to evolve in various different countries and we engage actively with governments and other stakeholders on proposed regulations. We aim to contribute to finding solutions to the problems posed by growing global energy needs on the one hand and the requirement to achieve significant cuts in global carbon emissions on the other.

We support equitable, market-based frameworks that avoid the transfer of jobs, investment and emissions from one geographic location to another. Greater regulatory clarity and certainty is also required to encourage significant investment in new technological solutions to the pressing issue of climate change. The Copenhagen conference in December 2009 represents a key opportunity for governments to agree on a global commitment to cut emissions.

Access to water is a growing risk for some operations and a potential source of conflict with communities and other industries in arid regions. All managed operations carry out water scarcity assessments and implement water conservation plans, which are helping us to progressively increase the proportion of water we recycle in our operations and reduce our reliance on fresh water supplies in key regions. Xstrata Coal's Bulga Complex, for example, has dramatically reduced its reliance on fresh water from the Hunter River in New South Wales from over 1.6 billion litres in 2007 to less than 400 million litres last year.

In 2008 our businesses implemented the revised Sustainable Development Policy and Standards approved by the Board in December 2007, to align our standards with leading international practice. We achieved further improvements to injury frequency rates across the Group, reducing total recordable injuries by 18% per million hours worked compared to 2007. Over 80% of Xstrata Alloys employees and a very impressive 97% of South African coal employees participated in voluntary HIV testing and counselling programmes and we are encouraging HIV positive employees to take up and remain in appropriate, company-funded treatment plans. We also fund innovative public-private partnerships with government to enable public sector health clinics to deliver HIV testing, counselling and treatment in rural areas of southern Africa.

Our progress was recognised in 2008 by the Dow Jones Sustainability Index, in which we retained our position as the basic resources sector leader for the second consecutive year. We also retained our platinum rating in the Business in the Community Index. We set demanding targets and work towards achieving higher standards each year. A scorecard showing performance against 2008 targets and our targets for 2009 and future years is available on pages 6 to 15 of this report.

While there is much to celebrate, this report also includes details of our principal challenges and the areas in which we are determined to make further improvements. The most significant challenge we face is to prevent injuries or fatalities at our operations. I am deeply saddened to report that six people lost their lives at Xstrata's managed operations in 2008. We have made great strides in health and safety over the past few years, but while people are injured or die whilst working in our company, we have not done enough. Until every Xstrata employee and contractor returns from work injury-free every day, safety will continue to be our first priority.

This report sets out a summary of our performance and an overview of our key challenges. We aim to address the material issues that have been raised by our stakeholders and those which we consider essential to how we operate our business. The report has been prepared in accordance with the GRI G3 guidelines and an index of our reporting against the GRI indicators and the commitments we have made as a signatory to the UN Global Compact and a member of ICMM is provided on page 98. Ernst & Young has independently assured this report and their findings are available on pages 94-95.

I commend this report to you as an accurate and fair record of our sustainability performance in 2008. We look forward to receiving your comments on any aspect of our performance or reporting, using the contact details provided on the inside back cover of this report.

M L Davis
Chief Executive

2008 Scorecard and 2009 Targets

2008 targets

Assurance and Strategy

Xstrata Group	**Acquired operations to achieve 65% in SD Standards audit within 24 months of acquisition** **All businesses to implement a formal review process for major HSEC hazard controls by end of 2008** **Site closure plans to be reviewed annually**
Xstrata Alloys	All existing operations audited in 2008 to achieve a minimum SD Standards audit score of 80%
Xstrata Coal	All existing operations audited in 2008 to achieve a minimum SD Standards audit score of 80% and 90% by 2010
Xstrata Copper	All existing operations audited in 2008 to achieve a minimum SD Standards audit score of 80% Implement the Xstrata Copper Sustainable Development Strategy and Management Framework
Xstrata Nickel	Implement Xstrata Nickel Sustainable Development Strategy and Framework Achieve a minimum SD Standards audit score of 65% at every site in 2008; 80% in 2009
Xstrata Zinc	All operations audited in 2008 to achieve a minimum SD Standards audit score of 80%; Canadian operations to achieve 65% or above All sites to implement an annual internal audit against ISO14001 and OHSAS 18001 in 2008

Safety

Xstrata Group	**No fatalities** **19% reduction in TRIFR (target 10 TRI per million hours worked)** **No safety fines or penalties**
Xstrata Alloys	10% reduction in TRIFR (≤6.2), LTIFR (≤1.7), DISR (≤119)
Xstrata Coal	15% reduction in TRIFR (≤10.7) Conduct sample audits across all divisions against the critical controls for Xstrata Coal's core catastrophic hazards
Xstrata Copper	23% reduction in TRIFR (≤8.5), 29% reduction in LTIFR (≤1.5), 50% reduction in DISR (≤103)
Xstrata Nickel	20% reduction in TRIFR (≤11.7), LTIFR (≤2.2), DISR (≤275) Implement action plans for top three HPRIs: vehicle incidents, lifting and rigging, operational integrity
Xstrata Zinc	15% reduction in TRIFR (≤19.8), LTIFR (≤5.6), DISR (≤515) All operations to implement major hazard plans in 2008

Target achieved or exceeded · Target substantially achieved · Target not achieved · Longer-term target on track to be achieved · Longer-term target not yet achieved

Performance	2009 targets
✗ **Seven out of 15 acquired sites achieved >65%** **All sites to be reaudited in 2009** ✓ **All sites have implemented major hazard controls; review process in place at >90% of sites at end of 2008** ✗ **Not all closure plans were reviewed in 2008; annual reviews being implemented in 2009**	**All commodity businesses units (CBUs) to implement the Voluntary Principles on Security and Human Rights** **All sites to be audited against Xstrata SD Standards in 2009 (annual requirement)** **Third-party risk and verification audits at all sites at least every three years** **All managed operations to review closure plans annually**
✗ Seven audits completed, two operations achieved this target	All operations to achieve >80% in SD Standard 1: Leadership, Strategy and Accountability
➔ Three audits completed, target was not achieved in 2008 All sites to be reaudited in 2009	
✓ One existing operation audited in 2008 and achieved >80% ✓ SD Strategy implemented in all Business Plans for 2009-2011	All SD Standards audits to achieve >65%
➔ Progress continues and is being audited through SD assurance programme ✗ Five audits completed during 2008, one site achieved this target	All SD Standards audits to achieve >65%
✓ Five Canadian audits completed during 2008, all sites achieved or exceeded target ✓ All sites carried out internal audits against ISO14001 and OHSAS 18001 in 2008 with the exception of MRM	

Performance	2009 targets
✗ **Six fatalities in 2008: three fatalities at Xstrata Coal South Africa (Goedgevonden and South Witbank); one fatality at Xstrata Alloys (Kroondal, South Africa); and two fatalities at Xstrata Copper (Tintaya, Peru and Alumbrera, Argentina)**	**No fatalities**
✓ **18% reduction (10.1), including acquired operations (24% reduction excluding acquisitions)**	**Achieve 14% reduction in Group TRIFR (≤8.6)**
– **One fine issued to Baal Bone Colliery, Australia for a 2001 fatality, $254,856†**	**No safety fines, penalties or prosecutions**
✓ 28% reduction (4.9), 44% reduction (1.1), 45% reduction (72)	10% reduction in TRIFR (≤4.4); LTIFR (≤1.0); DISR (≤65)
✓ 5% decrease (12.1); Excluding 2008 acquisitions, 22% reduction achieved (9.8) ✓ Audit protocol was trialled at Tahmoor, and is being rolled out over three-year period across all operations	15% reduction in TRIFR (≤10.2)
✓ 33% reduction (7.3), 45% reduction (1.1), 37% reduction (130)	10% reduction in TRIFR (<6.6); 20% reduction on 2008 LTIFR (≤0.9) and DISR (≤104)
✗ 7% reduction (13.5), 11% reduction (2.4), ✓ 26% reduction (255) ✓ Incident-specific action plans have been implemented	20% reduction in TRIFR (≤10.8); LTIFR (≤1.9); DISR (≤204)
✓ 19% reduction (18.8), 11% reduction (5.8), 33% reduction (409) ✓ Plans implemented at Canadian operations, developed at UK, German and Australian operations and under way at Spanish operations	15% reduction in TRIFR (≤16.0); LTIFR (≤5); DISR (≤347)

† Fatality occurred before Xstrata's ownership of this site

Health

	2008 targets
Xstrata Group	**No new occupational illnesses** **Implement voluntary counselling and testing (VCT) and treatment programmes at all operations in high-risk HIV and AIDS areas** **Implement a drugs and alcohol policy at all managed operations by the end of 2008**
Xstrata Alloys	100% compliance with hearing conservation programmes 100% participation in VCT; 80% in 2008 Wellness programme maintained at 100% of operations 100% personal dust exposure <2mg/m^3 by 2010 No employees exposed to >0.05mg/m^3 vanadium at Rhovan (South Africa) by end 2008
Xstrata Coal	Implement improvements identified in 2007 to occupational hygiene monitoring programme in 2008 100% participation in VCT in South Africa; >90% in 2008 100% of HIV+ employees registered in treatment; >65% in 2008 100% personal dust exposure <2mg/m^3 by 2010
Xstrata Copper	All operations and projects to document an occupational hygiene hazard register and develop exposure reduction and monitoring programme for each health hazard
Xstrata Nickel	Consolidate health risk register for all sites by end of 2008 Integrate hygiene management into overall health and safety management systems Develop HIV/AIDS and malaria awareness and action plans for all high-risk areas
Xstrata Zinc	Zero blood lead relocations (i.e. all employees <40 µg/dl lead) Blood lead annual average 95 percentile to be ≤35 µg/dl Zero employee blood cadmium levels >10µg/l

Climate change and energy

	2008 targets
Xstrata Group	**5% reduction in carbon intensity (GHGs per tonne of product) by 2010 over 2005 performance** **3% reduction in energy intensity (per tonne of product) by 2012 over 2007 performance**
Xstrata Alloys	5% reduction in carbon intensity (per tonne of product) by 2010 over 2007 performance 5% improvement in energy intensity (per tonne of product) over 2007 performance by 2012 Develop GHG emission inventory for all operations in 2008

Target achieved or exceeded · Target substantially achieved · Target not achieved · Longer-term target on track to be achieved · Longer-term target not yet achieved

Performance	2009 targets
✗ **60 occupational illnesses in 2008**	**All operations to target reductions in the number of employees exposed to material occupational health hazards**
✓ **Target achieved**	**All sites to implement or maintain a drug and alcohol policy**
✓ **Implemented at 95% of Xstrata Alloys sites; 82% of Xstrata Coal Australia sites, XC SA implementing in 2009; Deployed for implementation at all Xstrata Copper sites; 100% of Xstrata Nickel and Xstrata Zinc sites**	**All commodity businesses to support and promote major community health programmes e.g. HIV, malaria, TB, healthy lifestyles, cancer prevention**
✓ All operations are compliant	100% of HIV+ employees registered in treatment; 2009 target: 85% of HIV+ employees
✓ >80% participation achieved in VCT	Awareness programme maintained at 100% of operations
✓ Wellness programme maintained at all operations	Develop and implement Code of Practice for minimum standard of fitness to work
✓ All operations compliant in 2008	Roll out awareness campaigns in the community with Department of Health. Implement capacity building projects at community clinics
✗ Readings above $0.05mg/m^3$ recorded in two areas. Projects to further reduce dust are being implemented	No employees exposed to $>0.05mg/m^3$ vanadium at Rhovan 100% personal dust exposure $<2mg/m^3$ by 2010
	Achieve full compliance with hearing conservation programmes
✓ Improvements implemented. Ongoing monitoring of key occupational health risk areas	100% personal dust exposure $<2mg/m^3$ by 2010
✓ 2008 target achieved: 97%	100% of HIV+ employees to register for treatment; 65% by end of 2009
✗ 2008 target not achieved: 56%	Operations to identify, develop and implement Fit for Work programmes
➔ 90% achieved at the end of 2008	
✓ Target achieved at all operations and projects	Sites to conduct annual review of occupational hygiene risk registers
	Maintain site Fit for Work programmes
✓ Completed at all sites	All managed operations to implement relevant Fit for Work programmes to address key issues (e.g. fitness, fatigue, lifestyle)
✓ Hygiene management integrated into overall health and safety management systems	
✓ Completed for designated high-risk areas: Kabanga and Falcondo	
✗ 33 people were relocated at Mount Isa (Australia); one at Spanish operations and one at Northfleet (UK)	Zero employees >40µg/dl blood lead. Blood lead 95 percentile to be 30µg/dl or below (annual average)
✓ Achieved at all operations except Mount Isa (Mount Isa: 36 µg/dl)	Zero employees >9µg/l blood cadmium. Blood cadmium 95 percentile to be 7µg/dl or below (annual average)
✓ Achieved at all applicable operations	Sites to implement Fit for Work programmes
➔ **2008 Group carbon intensity decreased 28% over 2005 performance**	**All alloys, copper, nickel, zinc-lead operations to implement carbon intensity reduction targets**
➔ **2008 Group energy intensity increased 1% over 2007 performance**	**All managed operations to implement site energy intensity reduction targets**
	Conduct annual review of Climate Change strategy
➔ 2008 carbon intensity increased 37% over 2005 performance	5% reduction in carbon intensity (per tonne of product) over 2005 performance by 2010
➔ 2008 energy intensity decreased 10% over 2007 performance	5% reduction in energy intensity (per tonne of product) over 2007 performance by 2012
✓ A GHG emission inventory was developed at each operation	Conduct mass balance using the XSD data

2008 targets

Climate change and energy *continued*

Xstrata Coal	Contribute AUD30 million for GHG abatement projects, development of low emission technologies and research projects in 2008
	5% reduction in carbon intensity (per ROM tonne) over 2005 performance by 2010
	5% reduction in energy intensity (per tonne of product) over 2007 performance by 2012
Xstrata Copper	5% reduction in carbon intensity (per tonne of product) over 2005 performance by 2010
	5% reduction in energy intensity (per tonne of product) over 2007 performance by 2012
	Include GHG contingency in project financial models
Xstrata Nickel	5% reduction in carbon intensity (per tonne of product) over 2007 performance by 2010
	1% reduction in energy intensity (per tonne of product) over 2007 performance by 2012
	Develop long-term energy management and climate change strategy
Xstrata Zinc	5% reduction in carbon intensity (per tonne of product) over 2005 performance by 2010
	1% reduction in energy intensity (per tonne of product) over 2007 performance by 2012
	Develop long-term climate change strategy

Biodiversity conservation

Xstrata Group	**All acquired operations to implement a biodiversity conservation plan within 24 months of acquisition**
	No loss of IUCN red list/endangered species on the leases of managed operations
	Each CBU to investigate biodiversity offsets for all operations in biodiversity-rich areas
Xstrata Alloys	All operations to implement sustainable biodiversity management plans/programmes
	All operations to achieve ≤80% in SD Standard 10 (Environment, Biodiversity and Landscapes)
Xstrata Coal	All divisions to fully implement divisional biodiversity and land management plans by 2009
	Third-party review on the quality and progress of rehabilitation by 2010 at all sites
Xstrata Copper	Ensure compliance with biodiversity conservation plans at all operations
Xstrata Nickel	Implement biodiversity conservation plans and integrate with closure plans at all sites
Xstrata Zinc	All sites to conduct baseline studies and develop biodiversity conservation plans in acquired operations

Target achieved or exceeded · Target substantially achieved · Target not achieved · Longer-term target on track to be achieved · Longer-term target not yet achieved

Performance	2009 targets
AUD19 million in 2008; further investment planned in 2009	Review CBU climate change strategy and site GHG reduction/abatement plans
2008 carbon intensity increased 6% over 2005 performance 2008 energy intensity increased 12% over 2007 performance	Develop a GHG marginal abatement cost curve to prioritise abatement actions for commencement in 2010 All operations to develop energy intensity targets by end of 2009
Xstrata Copper carbon intensity in 2008 was calculated on a 'copper equivalents' denominator. The business will change to site-based targets in 2009 as a more effective driver of improvement	Operations to develop (overall & intensity) CO_2e reduction targets and publish targets and performance in annual Sustainability Reports
The business will change to site-based targets in 2009 (see above)	Three (North Queensland, Canada and Alumbrera) out of five divisions have carbon intensity targets for all sites. Remaining two divisions will set targets by end 2009
Forms part of ongoing project development requirements	All major development projects to include the potential cost of carbon in feasibility analysis
2008 carbon intensity decreased 7% over 2007 performance	5% reduction in carbon intensity (per tonne of product) over 2005 performance by 2010
2008 energy intensity decreased 9% over 2007 performance	1% reduction in energy intensity (per tonne of product) over 2007 performance by 2012
Xstrata Nickel Energy Management Strategy developed. Carbon footprint work plan developed for execution in 2009	Develop an integrated climate change strategy (annual, three-year and 15-year outlooks) to mitigate business risks identified in Q1 2009
2008 carbon intensity increased 9% over 2005 performance	5% reduction in direct GHG emissions (per tonne of final product/ore milled) over 2005 performance by 2010
2008 energy intensity decreased 8% over 2007 performance	1% reduction in energy intensity (per tonne of final product/ore milled) over 2007 performance by 2012
Xstrata Zinc Climate Change strategy developed	Review Climate Change strategy

Performance	2009 targets
Biodiversity plans implemented at majority of operations acquired in 2006, remainder to implement plans by the end of 2009 **No loss of IUCN red list species** **Commodity businesses are investigating offsetting opportunities**	**No loss of IUCN red list/endangered species on the leases of managed operations**
All operations developed and implemented biodiversity plans. Baseline studies conducted at various operations All operations undertook a self-managed SD Standards audit. The average for all operations for Standard 10 was 63%	Rustenburg and Chartech investigating biodiversity offset projects. (Rustenburg currently suspended)
Biodiversity strategy and plans developed in 2008 for implementation in 2009 Third-party review completed for all XCN sites and one site in XCQ Self-assessments conducted at all other XCSA and XCQ sites	Divisional Biodiversity and Land Management Plans including identified offset opportunities in biodiversity-rich areas to be implemented in 2009. Goedgevonden implementing identified offset opportunity in 2009 Third-party rehabilitation review of all sites by 2010
Compliance achieved at all operations other than Canadian operations which will be completed in 2009	Projects in biodiversity-rich areas to continue to investigate potential offsets
Biodiversity assessments completed for all sites. Integration with closure plans (by potential impact or by regulation) to commence in 2009	All sites will have completed the integration of their biodiversity assessments with their closure plans (by potential impact or by regulation)
All sites conducted baseline studies with acquired operations implementing plans within 24 months	Offsets to be implemented at MRM, San Juan de Nieva Smelter and Nordenham

2008 targets

Water management

Xstrata Group	**Each CBU to develop water conservation management plans** **Achieve a minimum 5% reduction in fresh water intensity (per tonne of product) in water-scarce regions from 2007 by 2010**
Xstrata Alloys	5% reduction of fresh water intensity (per tonne of material produced) on 2007 performance by 2010 Operational water recycling/reuse targets implemented at each operation
Xstrata Coal	10% reduction in fresh water intensity (per ROM tonne) on 2006 performance by 2011
Xstrata Copper	5% reduction in fresh water intensity (per tonne of product) at operations in water-scarce regions on 2007 performance by 2010
Xstrata Nickel	5% reduction in fresh water intensity (per tonne of product) on 2007 performance by 2010
Xstrata Zinc	5% reduction in fresh water intensity (per tonne of product) on 2007 performance by 2010

Environmental general

Xstrata Group	**No category 3, 4 or 5 environmental incidents** **No environmental fines or penalties** **All operations to develop and maintain waste management plans**
Xstrata Alloys	Waste management plans to be implemented at all operations Declassify slag as a hazardous waste in South Africa to enable reuse Implement weed and invader species removal plan for all operations by end 2008
Xstrata Coal	All operations to develop and maintain waste management plans including hazardous waste management and tailings disposal by end 2008
Xstrata Copper	Improve SO_2 capture at Altonorte: ≥95% in 2009, ≥98% in 2010; Horne Smelter: ≥95% in 2008; Kidd Metallurgical: ≥97% in 2008; and Mount Isa: ≥95% by 2012

Target achieved or exceeded · Target substantially achieved · Target not achieved · Longer-term target on track to be achieved · Longer-term target not yet achieved

Performance	2009 targets
Achieved at all CBUs except Xstrata Nickel where water conservation plans will be completed in 2009 **2008 Group total fresh water intensity increased 2% over 2007**	**CBU targets to achieve a minimum 5% reduction of fresh water intensity on 2007 performance by 2010 in water-scarce regions**
2008 water intensity increased 16% over 2007 performance. Chrome mining and smelters made progress towards the 2010 target. Maloma, Mototolo and Rhovan reported increases in water consumption during 2008 Targets set at business unit and operational level	Achieve a 5% reduction of fresh water intensity (per tonne of material produced) on 2007 performance by 2010. All operations have set site targets
2008 water intensity decreased 48% over 2006 performance	10% reduction in fresh water intensity (per ROM tonne) on 2006 performance by 2011 West Wallsend, United and Tahmoor in NSW will establish site-specific targets in 2009
2008 copper water intensity was calculated on a 'copper equivalents' denominator. The business is changing to site-based targets in 2009 as a more effective driver of improvement	Site-specific water management plans to include site water efficiency targets Overall 5% reduction of fresh water intensity (per tonne of product) at operations in water-scarce regions on 2007 performance by 2010
2008 water intensity increased 21% over 2007 performance	Achieve a 5% reduction in fresh water intensity (per tonne of product) at operations in water-scarce regions on 2007 performance by 2010 Develop a consolidated water conservation plan by the end of 2009. All sites to have a water conservation plan in place by the end of 2009
2008 water intensity increased 11% over 2007 performance	5% reduction in fresh water intensity over 2008 by 2010

Performance	2009 targets
Eight category 3 environmental incidents reported across the Group **Four fines paid: Ravensworth (AUD1,500); Lomas Bayas ($7,000); Energia Austral ($17,000); Cosmos ($230)**	**No category 3, 4 or 5 environmental incidents** **No environmental fines, penalties or prosecutions** **All managed operations to develop waste to landfill reduction targets** **All managed operations with significant hazardous waste volumes to conduct waste minimisation studies**
Waste management plans developed at 100% of operations A new Waste Bill is being drafted by government which includes the recycling and reuse of slag All operations implemented except Eland Platinum	10% improvement in waste recycling reuse
All operations have waste management plans that include hazardous waste and tailings disposal	
Horne and Kidd achieved 2008 targets, Mount Isa is working towards 2012 target. Altonorte on track to achieve 2009 target	SO_2 emission capture targets: Altonorte >95%; Horne Smelter >95%; Kidd Met >97% in 2009; Mount Isa >95% by 2012 NQ division implementing hazardous waste reduction target by end of 2009

2008 targets

Environmental general *continued*

Xstrata Nickel	Advance engineering studies for reductions in emissions to air at Sudbury (Canada) and Falcondo (Dominican Republic) smelters Sudbury Smelter to achieve <25kt/year SO_2, <250 t/year particulate by 2015 (40% reduction on 2006 levels)
Xstrata Zinc	All sites to develop waste and SO_2 emissions minimisation studies Develop Xstrata Zinc guidance for mine closure

Social

Xstrata Group	**Set aside a minimum of 1% annual Group profit before tax for corporate social involvement (CSI)** **All operations in high-risk regions to commission human rights training for all third-party security personnel** **All acquired operations to develop and implement a stakeholder engagement and CSI plan within 12 months of acquisition** **Each CBU to develop KPIs for CSI programmes (site/region-specific targets such as percentage improvement in literacy, nutrition levels etc)**
Xstrata Alloys	All operations to complete a socio-economic baseline study by end 2009 Maintain employee turnover at <8% per annum Increase by 10% the number of small and medium enterprises (SMEs) supported compared to 2007 55% of discretionary procurement expenditure in South Africa from BEE suppliers
Xstrata Coal	All operations to complete community surveys by 2009 All employees engaged with the community to complete community engagement training and assessment by end of 2008 Human rights awareness training to be conducted at each division 50% of discretionary procurement expenditure in South Africa from BEE suppliers
Xstrata Copper	Continue implementation of formal community consultation processes and development of Xstrata community partnership programmes at acquired operations (Canada, North Chile) Refine and develop KPIs for social responsibility programmes at projects and operations in Peru, Argentina and Australia Implement the revised Tampakan social responsibility strategy (Philippines)
Xstrata Nickel	All operations to implement CSI plans and stakeholder and community-based engagement plans Carry out stakeholder surveys in principal jurisdictions Implement an employee engagement monitoring programme
Xstrata Zinc	Develop an Xstrata Zinc 'Ethics Code' based on Xstrata's Business Principles All sites to implement periodical meetings (minimum two per year) with key stakeholders

Target achieved or exceeded · Target substantially achieved · Target not achieved · Longer-term target on track to be achieved · Longer-term target not yet achieved

Performance	2009 targets
Studies at Sudbury advancing. Falcondo projects delayed due to suspension of operations Operation is working with regulators to achieve target by 2015	All sites to target increased recycling of waste including hazardous wastes Sudbury Smelter to achieve <25kt/year SO_2, <250 t/year particulate by 2015 (40% reduction on 2006 levels)
All operations conducted minimisation studies during 2008 Target achieved. Guidance to be implemented in 2009	Maintain SO_2 capture at ≥98% at San Juan de Nieva; ≥98% at CEZinc; ≥92% at Brunswick; investigate potential to increase SO_2 capture at Mount Isa to 98% by 2012 10% reduction category II incidents over 2008 performance
2008 contribution 1.6% ($84 million) **Achieved in all high-risk regions except Xstrata Coal SA where training is taking place in Q1 2009** **Achieved at all acquired operations** **Not achieved at Xstrata Alloys or Xstrata Nickel sites; partially achieved at Xstrata Copper and Xstrata Zinc sites, achieved at Xstrata Coal operations**	**Set aside a minimum of 1% annual Group profit before tax for CSI** **All managed operations to implement, maintain and annually review a stakeholder engagement plan. Stakeholder engagement information incorporated into annual strategic reviews** **All Xstrata sites to promote awareness of community complaints and grievance mechanisms process in 2009**
All operations conducted a baseline study Employee turnover was 8.4% for 2008 Number of micro and small HDSA enterprises supported increased by 18% BEE supplier expenditure of 57.6%	CSI plans measured annually against established parameters to be finalised Q1 2009. CSI plan compliance evaluation to be conducted during 2009 All operations to complete a socio-economic baseline study by end 2009
Australian operations completed surveys in 2008, South African surveys to be completed in 2009 Australian operations completed community training during 2007. XCSA conducted several social involvement workshops during 2008. Additional media and public participation training to be completed in 2009 'How We Do Business' programme developed in 2008. Training to be implemented in 2009 Discretionary procurement expenditure from BEE suppliers of 47.38%	CSI plans measured annually against established parameters to be finalised Q1 2009 All operations to complete community surveys by 2009 'How We Do Business' training to be undertaken by all employees in 2009
Community Partnership Programmes implemented at all Canadian and North Chile sites KPIs implemented at North Queensland sites and Tintaya. Implementation at Alumbrera and Las Bambas continues. Perception surveys conducted at most operations Implementation under way for three-year period 2008-2010	All sites to include evaluation of identified desired outcomes in CSI plans All CSI plans to be reviewed annually for effectiveness Operations and projects to complete community perception surveys at least bi-annually
All sites have implemented CSI plans and stakeholder and community-based engagement plans Surveys conducted in all principal jurisdictions All sites have implemented plans to address employee needs identified through employee surveys	Implement CSI framework and appropriate key control documents by end of 2009 to include: 1) Xstrata Nickel CSI Policy; 2) Xstrata Nickel funding model; 3) Eligibility criteria; 4) Reporting/evaluation requirements
Ethics Code developed Achieved at all operations	CSI plans measured annually against desired outcomes, e.g. improve education and public health, enterprise development, capacity building, economic growth, percentage of local employment

About this report

This is a report of Xstrata's economic, environmental and social performance in the 2008 calendar year. It covers all managed operations and is our fifth annual Group Sustainability Report.

Managed operations are those over which we have direct control and set and implement policy and standards. We also own an interest in several operations where we influence and monitor policy and standards but have no direct management control. A senior Xstrata manager sits on the Board and relevant committees of non-managed operations, and ensures they operate within our sustainable development framework. There is a full list of managed and non-managed operations in our annual report and on our website.

Audience
Our sustainability reports provide a broad range of information about our sustainable development policies, practices and performance. They are aimed primarily at existing and prospective shareholders, as well as socially responsible investment analysts and investors. Other audiences include governments, inter-governmental bodies, industry organisations, trade unions, employees and their families, communities near our operations, contractors and contracting partners, development and non-governmental organisations (NGOs), suppliers, customers, joint-venture and business partners and the media.

Our commodity businesses also publish regional, divisional and/or site-specific annual sustainability reports. All current and previous reports are available on our website.

Data
Consolidated data in this report cover all managed operations. We report limited material data such as critical incidents from non-managed operations, and present these separately from Group data. We also refer to non-managed operations in the narrative and case studies as appropriate.

All managed operations record data in Xstrata's proprietary online sustainability database, which is validated at commodity business and Group level. We provide a comprehensive performance data sheet on our website and a summary of key data on page 96.

Conversion factors and sources for energy and greenhouse gas emissions data have been independently verified by Energetics Pty Ltd.

Xstrata has grown rapidly since its inception in 2002, largely through acquisition. This means year-on-year comparisons of absolute data lack meaning. To provide a more accurate comparison, we also report normalised figures per tonne of product for greenhouse gas emissions, energy and water use at Group level. For Xstrata Coal, figures are reported per tonne of run of mine coal to more accurately reflect production levels.

All data include continuing operations and data for operations acquired during the year, from the date of acquisition unless otherwise stated.

Restatements
Greenhouse gas emissions have been restated for 2007, from 24.1 to 23.3 million tonnes of carbon dioxide equivalent (CO_2e), due to lower emissions from waste to landfill, as a result of improved accuracy of reporting of waste types. This was partly offset by increased emissions from the inclusion of previously unreported heavy fuel oil used at some Canadian operations, which has also caused energy consumption to be restated from 112.7 to 127.4 petajoules for the same reason.

We have restated the amount of general waste sent to landfill in 2007 from 958,500 to 942,800 tonnes, having corrected a reporting error at a coal operation. Total waste for 2007 remains unchanged.

The cost of training in 2007 has been restated from $1,335 to $1,618 per person. We restated the number of hours spent training in 2007 from 71 to 32 hours per person as we have combined employee and contractor data.

Acquisitions and disposals
Xstrata made the following acquisitions in 2008. Further details are available in our annual report:

> 100% acquisition of Jubilee Mines NL, including a mine and projects in Western Australia;

> Acquisition of Resource Pacific Holdings Limited. The acquisition and subsequent option exercise by Marubeni provided Xstrata Coal with a 77.8% interest in the Newpac underground coal mine (now Ravensworth underground) in the Hunter Valley, New South Wales, Australia;

> Acquisition of a 19.99% stake in Indophil Resources NL, which has a 34.23% interest in the Xstrata-managed Tampakan copper project in southern Philippines; and

> Acquisition of a 24.9% stake in Lonmin, the world's third largest platinum producer with assets in South Africa.

The acquisitions of Jubilee Mines (now Xstrata Nickel Australasia) and Resource Pacific led to additional managed sites being included in 2008 sustainability data. Xstrata gained control of Jubilee on 31 January 2008 and had acquired 100% of Jubilee by 31 March 2008. Xstrata gained control of Resource Pacific on 20 February and the acquisition completed on 23 April 2008.

Following the restructuring of the Douglas Tavistock joint venture in South Africa, Xstrata Coal assumed management of its share of the reserves, which are adjacent to its Arthur Taylor Colliery.

We did not dispose of any of operations during the year, although several sites suspended or closed operations in the latter part of the year, including:

> Closure of the Lennard Shelf zinc-lead joint venture operation in Western Australia in July;

> Suspension of the Falcondo ferronickel operation in the Dominican Republic from August, now on care and maintenance; and

> 11 ferrochrome furnaces at the Xstrata-Merafe chrome venture in South Africa were suspended in November and December.

The Koniambo Project is operated as a joint venture through KNS, 51% owned by Société Miniére du Sud Pacifique (SMSP), 49% owned by Xstrata Nickel. SMSP is majority owned by the principal investment and development company of the North Province of New Caledonia. To date, SMSP has contributed approximately $350 million in equity and debt towards the project. The project receives funding support from the French state-owned industrial and commercial agency (ERAP) under the Loi Girardin tax support scheme. To date, KNS has received approximately $100 million through this scheme. The Koniambo Project was granted Qualifying Metallurgical Project (QMP) status by the New Caledonia Government in 2006 which assures certain benefits and stability on its fiscal tax regime.

Defining report content
We apply the principles of inclusivity, materiality and responsiveness as defined by the AccountAbility 1000 Accountability Principles Standard 2008 (AA1000APS) in our reporting. We are committed to being accountable to our stakeholders. We describe the ways we engage with and respond to different groups on pages 22-25. We prioritise topics or issues that are material, i.e. those with the potential to affect the long-term success of our business or the sustainability of the economies, environments and communities in which we operate, or those that are considered to be material to our stakeholders. We aim to provide a complete and balanced view of our performance that includes challenges as well as successes.

Our geographical spread and product diversity make it challenging to identify the material issues for the whole business and for all stakeholders. To address this, we review many sources of information in determining the structure and content of this report and the relevance of the issues it covers. These sources include:

> Our Business Principles, Sustainable Development Framework, policies, procedures and audits;

> The results of our business risk assessment process;

> Feedback on our sustainability performance and reporting, as well as industry or company-specific issues raised by employees, contractors, customers, suppliers, business partners and investors, communities, NGOs and the media through our engagement processes;

> Key topics and challenges reported by peer companies or raised by industry associations; and

> External initiatives and best practice guidelines, including:

> The Global Reporting Initiative (GRI) G3 guidelines and its Mining and Metals sector supplement;

> The International Council on Mining and Minerals (ICMM) SD principles;

> The United Nations Global Compact;

> The Millennium Development Goals;

> The Dow Jones Sustainability Index questionnaire;

> UN Universal Declaration of human rights;

> The Voluntary Principles for Security and Human Rights;

> ILO Tripartite Declaration Principles concerning Multinational Enterprises and Social Policy; and

> OECD Guidelines for Multinational Enterprises.

Applying the GRI
This report meets application level A+ of the GRI G3 Sustainability Reporting Guidelines, including the Mining and Metals sector supplement. There is a GRI index on pages 98-100 and on our website.

ICMM
Xstrata plc is a member of the International Council on Mining and Metals (ICMM). All ICMM members have committed to the ICMM Sustainable Development Framework. Xstrata has included the ICMM assurance requirements within the scope of our external assurance programme to provide independent assurance that the ICMM commitments are met.

Independent assurance
Ernst & Young has independently assured Xstrata's reported application of the GRI G3 Sustainability Reporting Guidelines, and the AA1000APS principles of materiality, inclusivity and responsiveness in preparing this report. Ernst & Young also reviewed the alignment of Xstrata's policies and standards with the ICMM sustainable development principles. The signed assurance statement is available on pages 94-95.

Feedback
We welcome feedback on any aspect of our performance or reporting. Please provide general comments using the feedback form on our website or by emailing sustainability@xstrata.com. Contact details for relevant Xstrata personnel are provided on the inside back cover.

1. Sustainability strategy and governance

Our approach



Governance and ethics
Environment
Our people
Health and safety
Sustainable communities
We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value-creation
We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders.

For more information visit: www.xstrata.com/sustainability

We aim to manage our businesses so as to balance economic, environmental and social considerations. Achieving this is complex and challenging and we do not always get it right. We recognise that success in resolving sustainability issues enhances our corporate reputation and creates competitive advantage for our business in critically important areas including:

> gaining access to new resources;

> maintaining a 'licence to operate' from society and enhancing the security of our operations;

> attracting and retaining the best people;

> accessing diverse and low-cost sources of capital; and

> identifying and managing new business opportunities and risks.

Sustainability and business strategy

Can mining be sustainable? And what are the characteristics that make mining more sustainable?

These are complex questions and the link between the concept of sustainability and mining is not clear-cut. Mining depletes non-renewable resources and the lifespan of our mining operations is finite.

Yet the development of a nation's mineral wealth can play a vital role by providing social and economic benefits that alleviate poverty and raise standards of living for future generations.

Mineral resource development very often depends on foreign investment, facilitating the sharing of benefits between investors who commit capital and the government and people of nations where mineral resources are located. The mining industry often operates in remote or impoverished regions with few alternative options for development, where mining can make a unique contribution as a catalyst for social development and poverty reduction.

Numerous applications in everyday life and industry depend on the materials we extract and process, many of which are important for socio-economic development and improvements in quality of life. Although mineral resources are non-renewable, most metals can be recycled and reused more readily than many other materials, prolonging the life cycle of our products.

Mining and metallurgical activities can also create negative impacts for communities and host nations. These include environmental pollution, habitat destruction, consumption of scarce resources, increased social tensions or conflict, community disturbance, labour issues, injuries or occupational illnesses.

Managed responsibly, we strongly believe that mining can be sustainable. To approach sustainability, we must develop non-renewable resources in a manner that creates broad-based, lasting social and economic wealth that outlives our operations in any particular region. We must equally avoid, minimise or mitigate any negative economic, social or environmental impacts from our activities.

These imperatives are acknowledged in Xstrata's policy framework:

Our Mission Statement sets out our primary aim to grow and manage our business to create industry-leading returns for our shareholders. It equally recognises that to continue to do so over the long term, we must work in genuine partnerships with governments, communities, employees and other stakeholders, based on integrity, co-operation, transparency and the creation of mutual benefits.

Our Sustainable Development (SD) Framework commits us to maximise the benefits to society of our activities while minimising the negative impacts. The Framework sets policies and standards in line with leading international practice in social, economic and environmental management, regardless of our location or local legislation. Through our SD Assurance Programme, we seek rigorous, third-party assurance that our policies and standards are being met at every site and that our material SD risks are being appropriately identified and managed.

We operate a highly devolved management structure, empowering our commodity businesses with the responsibility to manage their operations from exploration through to post-closure management. This gives our business the flexibility to determine sustainability priorities locally and the authority to respond with the resources and approaches needed. For example, in the Philippines, our Tampakan project has developed innovative approaches to training and engagement to manage human rights and security issues (see pages 27-28). In South Africa our businesses have designed bespoke solutions to challenge ingrained risk-taking cultures that impact workplace safety and to address HIV and TB in the workplace and community (see pages 31-32 and pages 42-43). In New Caledonia where we are developing a nickel operation and associated infrastructure, we are working with the Royal Botanical Gardens at Kew to conserve biodiversity (see page 65).

We believe there are four broad areas that define the sustainability of our business: environmental sustainability, economic sustainability, community sustainability and employment sustainability. The issues and how we are approaching them are discussed briefly below.

Environmental sustainability

Mining operations inevitably have environmental impacts but we believe that over the lifecycle of our operations, we can approach environmental sustainability. Xstrata aims to preserve or restore the long-term health, function and viability of the natural environments affected by its operations. This means that, while we are operating and after we have closed a site, environments should be able to sustain biodiversity and ecosystem functions and in the long term return to as close to their former state as possible.

We are committed to minimising the environmental impacts of our activities and progressively rehabilitating land. Our priorities are to use resources such as energy and water efficiently, minimise our impacts on biodiversity and landscapes, and reduce waste and emissions including greenhouse gases. We recognise the need to share resources, such as water, equitably with communities and other industries.

Current levels of man-made greenhouse gas (GHG) emissions pose a real and significant threat to the future stability and quality of the world's climate. Industry as a whole must play a key role in achieving the cuts in GHG emissions recommended by the Inter-governmental Panel on Climate Change (IPCC). These are highly challenging and require urgent coordinated action. The IPCC is recommending a global cut in emissions of 20% by 2020 and 50% by 2050 from 1990 levels.

Xstrata's direct and indirect GHG emissions are primarily from methane emitted during coal mining and from the use of purchased electricity generated from fossil fuels. Xstrata Coal is a major producer of export thermal coal, used in coal-fired power stations to generate electricity. Additional impacts come primarily from the transportation of material to our operations and our products to our customers.

Our five-point strategy is to focus on:

(i) Cutting our direct GHG emissions, for example, by capturing methane from coal mines for power generation or improving the efficiency of on-site fossil fuel use;

(ii) Improving the energy efficiency of our operations and logistics processes and sourcing renewable energy where commercially viable;

(iii) Working with governments, academic and scientific institutions and our customers to support the development of low emissions technologies to reduce the carbon emissions associated with the combustion of fossil fuels;

(iv) Engaging with governments and other stakeholders on the development of equitable, efficient regulatory frameworks to reduce global GHG emissions; and

(v) Improving our understanding of the potential physical and weather-related risks of climate change and adaptation on our operations and logistics networks and incorporating these in longer-term planning.

In 2008, Xstrata's carbon footprint represented 24.9 million tonnes of CO_2 equivalent. This includes our use of electricity and energy sources to run our operations and fugitive emissions of methane from coal mines. Emissions from the transportation of materials and product, methane to power generation and waste sent to off-site landfill represented 15.6 million tonnes of CO_2 equivalent.

Xstrata Coal mines approximately 1.5% of the world's thermal coal consumption and is the world's largest producer of export thermal coal. In 2008, our managed production produced a total of 75.1 million tonnes of coal, comprising 62.9 million tonnes of thermal coal, 5.4 million tonnes of semi-soft coking coal and 6.8 million tonnes of hard coking coal. When burned by our customers, our coal production will release an estimated 200 million tonnes of CO_2.

Coal is an important part of the global energy mix and we agree with the International Energy Agency and IPCC that coal will continue to provide a significant proportion of the world's growing energy needs, given the significant domestic coal resources that exist, particularly in regions where energy consumption is growing fastest. However, the use of coal as an energy source will become increasingly difficult to reconcile with global carbon reduction targets without a solution to dramatically reduce the CO_2 emitted on combustion.

Our engagement with governments in our key operating areas and a broad range of other stakeholders includes our advocacy for global, well-defined market-based frameworks and equitable policies to address climate change. National and international regulations and policies are rapidly changing in this area, creating significant uncertainty that makes it more difficult for industry and governments to invest in or assess the commercial potential of new technologies. The Copenhagen Climate Conference in December 2009 has the potential to pave the way for a global agreement on emission reduction targets.

Low emissions technologies including carbon capture and storage represent a promising potential solution to the dilemma of how to reconcile growing global energy needs in the developing world with the requirement to cut global carbon emissions. Progress to develop and commercialise carbon capture and storage (CCS) technologies has been slower than we would like. We believe that new impetus, coordinated by governments and supported by industry and scientific research, is essential to develop technically and commercially viable technologies. The IEA estimates that CCS could reduce global emissions by 19% by 2050, but significant additional funding is required to research the potential for commercialisation on a significant scale, define the most effective technologies and methods of capturing and storing carbon and develop industrial-scale, low emissions generation plants. Xstrata supports a number of pilot

schemes and research projects in collaboration with other coal industry partners, power generation companies, governments and the scientific community. Xstrata Coal is also a foundation member of the Global Carbon Capture and Storage Institute, launched in April 2009 by the Australian government to accelerate the deployment of carbon capture and storage technology globally. Our support for these initiatives is reported on pages 53-54.

Economic sustainability

When well managed, the development of a country's mineral wealth makes an important contribution to improved health, prosperity and standards of living. Helping countries and communities to reap these benefits is important to the sustainability of our operations. The principal mechanisms through which we support economic sustainability are by paying appropriate local taxes and royalties, investing in infrastructure, prioritising local procurement and job creation, investing in enterprise and skills development and a range of initiatives to benefit communities associated with our operations, predominantly in the areas of community development, health and education.

Transparency of financial and legal transactions is one important factor in improving the accountability of revenues between governments and the mining industry and encourages governments to convert resource endowments into sustainable and broad-based socio-economic benefits.

Some of the countries in which we operate have more complex, less stable political or social climates and consequently higher country risk. Political risks include changes in laws, taxes or royalties, expropriation of assets, currency restrictions or renegotiation of, or changes to, mining leases and permits. Communities or other groups in certain regions may oppose mining activities for various reasons. To manage these risks, we assess and regularly review political, regulatory and social risk on a country-by-country basis. We manage a broad geographic spread of assets, diversifying political risk across a number of territories. We aim to earn and maintain a social licence to operate in each region, with broad-based community support for our activities. Investment terms and joint venture or other partnership agreements are reviewed to ensure fairness and reduce the risk of renegotiation. We maintain a transparent and open relationship with regulators and local, regional and national government bodies and closely monitor compliance with legislation and the leading practice standards set out by the Group's Sustainable Development Framework.

We support the Extractive Industries Transparency Initiative (EITI), which aims to improve governance by promoting transparent reporting of company payments and government revenues in the extractives sector. Peru is the only EITI candidate country in which Xstrata currently operates. The process of selecting an independent firm of auditors and agreeing the terms of reference has started and it is envisaged that the work will commence in April 2009.

Xstrata is also participating in the International Council on Metals and Mining (ICMM) Resource Endowment Initiative. The initiative aims to identify the factors that have allowed some countries to benefit from their substantial resource endowments through economic growth and poverty reduction and to determine practical steps that can be taken by companies, governments, local communities and aid agencies to build capacity to achieve better outcomes from resource development where this is lacking.

Xstrata has participated in workshops and pilot studies in Peru to encourage uptake of the initiative's findings and recommendations among local cross-sector partnerships in the mining and metals sector. Further studies and workshops have been held in Ghana and Tanzania.

Community sustainability

Mining frequently impacts neighbouring communities. While communities benefit from employment, indirect economic benefits, improved infrastructure and direct community investment, they may also be displaced or affected by the environmental, economic or social impacts of our activities or the transportation of our products.

We believe that engagement is key to contributing to sustainable communities. Our Sustainable Development Policy requires our operations to engage with communities associated with our operations in a culturally appropriate and transparent manner as early as possible and throughout the lifecycle of our operations to establish relationships based on mutual benefit and active participation.

All our managed operations have a grievance and conflict resolution mechanism that allows community members and other external stakeholders to raise issues and make complaints, anonymously if preferred. Operations must record all complaints and enquiries and respond appropriately.

We are also committed to respecting the human rights of communities, employees, contractors and suppliers. We undertake training of our employees and contractors in countries where human rights risk assessments have identified higher risks. Higher risk regions include our sites in Colombia, South Africa, Dominican Republic, New Caledonia, Peru and the Philippines.

Employment sustainability

In 2008, Xstrata employed an average of 38,512 permanent employees and 24,246 contractors on a full-time equivalent basis in over 20 countries. Due to the remoteness of many mining locations we are often a major source of employment for the communities near our mines. Mining involves potentially serious hazards which must be managed with the utmost vigilance if injuries are to be prevented.

A sustainable approach to employment means that we must always make safety our first priority and strive to attain our aim of zero harm to any of the people who work in or with our business. We are committed to achieving safe and healthy workplaces where people are treated with respect, fairness and integrity. Our approach also requires the human rights of employees and contractors to be fully respected including the right to organise and be represented collectively. Employees are consulted over significant changes that affect them.

We provide industry-leading career development opportunities and fair compensation for our workforce which is recruited from local people where possible. Our employment policies prohibit discrimination, promote diversity and protect human rights. To be financially sustainable, our business needs the flexibility to cut costs and scale back operations during a downturn. These difficult decisions impact employees and their families and, while we provide support for affected employees and avoid compulsory lay-offs where we can, balancing the requirement to ensure our business is sustainable even during very challenging operating conditions with our responsibilities to our employees will always be difficult.

Full details of Xstrata's health and safety approach and performance are on pages 30-43. A description of our employment practices is on pages 44-50.

Sustainability governance

Senior management oversight

The Xstrata Board sets and reviews Sustainable Development Policy globally. Xstrata's Board Health Safety Environment and Community (HSEC) Committee was established in 2005 to assist the Board in its HSEC responsibilities and to provide guidance on sustainable development issues.

The chief executives of our commodity business are represented on the Group Executive Committee which is formally responsible for sustainability strategy development and implementation. The Board provides oversight of the Executive Committee's performance.

The Board HSEC Committee is chaired by Ian Strachan, independent Non-Executive Director. David Rough, Senior Independent Director and Deputy Chairman, Claude Lamoureux, independent Non-Executive Director, and Mick Davis, Xstrata plc Chief Executive are also members of the Committee. The terms of reference for the Board HSEC Committee and all other Board committees are available from the Xstrata website www.xstrata.com/corporate/management.

The Board HSEC Committee meets quarterly to review and evaluate reports from the commodity businesses on their performance in implementing Xstrata's Sustainable Development Policy and Standards and benchmarks our performance against other mining and extractives sector companies. At each formal meeting, the Chief Executive of one of Xstrata's commodity businesses presents the sustainability strategy of the business, an overview of social, environmental and ethical risk management, future targets and performance.

Key performance indicators, critical and high potential risk incidents and sustainable development assurance programme results are reported to all Board members on a quarterly basis and to the Executive Committee on a monthly basis. Board members are provided with independent briefings on social, ethical and environmental issues as required and are able to consult with external experts at Xstrata's expense.

Sustainable Development Framework

Xstrata's commodity businesses are guided by our Sustainable Development Framework comprising:

1. Business Principles: Provide an unambiguous statement of how we conduct our business – with integrity, co-operation, transparency and mutual value creation.

2. Sustainable Development Policy: Sets out the principles we apply to our management of health, safety, people, communities and the environment.

3. Sustainable Development Standards: Detailed guidance on the requirements and expectations of our business towards sustainability issues.

The above documents are available on our website at www.xstrata.com/sustainability.

4. Independent Assurance Programme: The key mechanism through which the Xstrata Board and management gain assurance that the Group's policies and standards are being met at every managed site. It also plays an integral role in enabling management to rapidly assess acquired operations and bring them into line with our expectations.

SD Assurance Programme: 2008 audit scores


1. Leadership, Accountability and Ethics 64%
2. Planning, Resources, Objectives and Targets 69%
3. Competency and Behaviour 65%
4. Communication and Engagement 68%
5. Risk and Change Management 64%
6. Catastrophic Hazards 63%
7. Legal Compliance and Document Control 67%
8. Operational Integrity 65%
9. Health and Occupational Hygiene 66%
10. Biodiversity and Land Management 63%
11. Contractors, Suppliers and Partners 62%
12. Community 66%
13. Project Management 65%
14. Product Stewardship 63%
15. Incident Management 65%
16. Assessment and Reporting 67%
17. Emergencies, Crises and Business Continuity 65%

Xstrata revised its Sustainable Development Framework in 2007. This was approved by our Executive Committee and Board in December 2007. Our framework is aligned with international standards including the ICMM and UN Global Compact principles, Voluntary Principles on Security and Human Rights, ISO14001 and OHSAS 18001.

The revised SD Framework was rolled out in 2008, supported by 25 regional workshops led by the Group General Manager Sustainable Development and involving senior commodity business management and a wide range of relevant managers.

Audits immediately commenced against the more stringent policy and performance standard requirements and 24 sites completed SD Standards audits using the new SD assurance programme protocols in 2008. This included two newly acquired sites and a new project. On average, sites audited against the new audit protocol recorded scores approximately 15% lower than previous Group averages, reflecting the significant increase in the standards required of our operations. In addition, a new scoring system was introduced which gives significantly less recognition for partial compliance compared to the previous Xstrata HSEC Assurance Programme in place from 2004.

Through the revised SD Assurance Programme, every managed site will undergo annual SD Standards audits, underpinned by third-party risk and verification audits at least once every three years, based on risk. Xstrata's commodity businesses, in discussion with the Group GM SD, determine the frequency of SD risk audits for each site and the specific SD risks to be audited by a third-party audit team.

Implementation

The Group General Manager Sustainable Development (Group GM SD), who reports to the Group Chief Executive, oversees the implementation of Xstrata's Sustainable Development framework.

Xstrata operates a highly devolved management model. Each commodity business is governed by a Board and Executive Committee. Commodity business Executive Committees comprise a specific Sustainable Development Committee to provide additional focus and guidance on sustainable development strategy and issues.

The proportion of remuneration determined by sustainable development criteria varies between commodity businesses and regions. For mine supervisors and operational employees, up to 80% of total bonus awards is determined by SD performance.

Xstrata's SD Standard 17: Emergencies, Crises and Business Continuity sets out the requirement for all sites and commodity businesses to implement emergency response, business continuity and crisis management plans in consultation with external emergency agencies, including training for employees and other stakeholders, annual reviews and the incorporation of lessons learnt from actual emergencies and simulations into plans. The Group crisis management plan is supported by crisis management plans at each commodity business which include clear protocols for when and how to escalate a crisis at the commodity business level to a Group crisis.

Stakeholder engagement

Engaging with our stakeholders and listening to their views is an integral part of our Sustainable Development Framework. We identify and engage our external stakeholders at a Group, commodity business, regional, divisional and operational level.

Xstrata's stakeholders include the investment community, employees, contractors, unions, national, regional and local governments, inter-governmental bodies, regulators, communities associated with our operations, business and JV partners, non-governmental and development organisations, suppliers, customers and media.

Engagement takes many forms and is organised at site and commodity business level with all relevant external stakeholders. We engage with our stakeholders in an equitable and culturally sensitive manner with the maximum transparency that is commercially possible.

The table on pages 23-25 outlines the material sustainability issues that were the topic of engagement between Xstrata and its stakeholders. The concept of materiality goes further than financial impact alone and encompasses issues that are important to stakeholders, as well as risks, opportunities or initiatives that are important to the organisation. Issues are determined to be material if the information provided is or may be required by our stakeholders to make informed judgements about our sustainability performance.

Stakeholder Engagement: Material Issues

Issue	Relevant stakeholders	Xstrata's response
Environment		
Proposed climate change legislation in Australia, Canada, South Africa and UK	Australian, Canadian and UK government industry bodies and partners investment community	We recognise the need to cut global carbon emissions and support equitable, market-based regulatory frameworks as part of a global commitment or protocol. We advocate that regulatory frameworks should also include support for the development and deployment of low emissions technologies (see page 54).
Support for low emissions coal technology	Inter-governmental bodies national governments Industry bodies Research institutes/scientific community Power generation industry	Xstrata advocates increased public and private sector support for the development and deployment of new technologies including carbon capture and storage and other technologies to reduce carbon emissions associated with burning coal for energy. We support a number of projects (see pages 53-54).
Historic soil contamination/land remediation (Canada, Australia)	Australian state/Canadian provincial and local government Environmental regulators Communities NGOs Industry partners Media	We work with stakeholders to remediate areas of historic contamination from mining and metallurgical activities. In 2008 we implemented or extended programmes to remediate sections of the Leichhardt River, Mount Isa, Australia and at Murdochville and Sandy Beach, Canada (see pages 39-40 and 69-70). We are supporting the independent Lead Pathways Study at Mount Isa to investigate lead in the air, land and water, the Sudbury Soils Study in Canada (see page 84) and the Shore Road Soil Study in New Brunswick, Canada to examine the potential impacts of metals on human and ecological health.
Energy costs, security of supply and efficiency	National government State-owned and private power generation companies	Securing a cost-effective, secure source of power is essential for the economic sustainability of our business. We seek long-term, cost-effective contracts for energy and we implement energy efficiency programmes across our global operations including proprietary technological solutions or direct investment in power generation capacity. We are also investigating or implementing alternative sources of energy, including methane-fired power stations, use of coal tailings, flue gases, microalgae biofuels and solar power. We support research into alternative energy and low emissions coal technologies (see page 53).
McArthur River Mine (MRM) expansion and river diversion – biodiversity conservation and community impacts, Northern Territory, Australia	Australian federal, state and local government Community Environmental NGOs Investment community Media	We engage extensively with a broad range of stakeholders about the conversion of MRM to an open cut operation. From 2007, the Northern Land Council pursued legal action in respect of the approval process followed by the NT and Federal government. MRM received valid approvals in February 2009. We worked with environmental experts to complete the river diversion to leading practice standards and to enhance our biodiversity and water quality monitoring programmes. We are investigating the potential for a biodiversity offset area in consultation with the NT government. We expanded our community engagement and established a AUD32 million community benefits fund (see page 71 and page 87).
Water use in water-constrained regions (North Chile, North Queensland, Argentina)	Government Communities NGOs Environmental regulators Industrial and agriculture users	Water management plans are in place at all operations in water-scarce regions, with targets to reduce fresh water use per unit of production and increase water recycling. Water availability and potential impacts on water quality are key considerations in the feasibility of new projects or expansions to existing operations. We engage with government, regulators and communities to share water resources and plan for future use. For example, at Xstrata Copper's El Morro project in Chile, a desalination plant has been included in the project plan in response to community concerns over water availability (see page 84).
Air emissions legislation (Canada, Australia)	Government Environmental regulators Community Media	We aim to continually reduce emissions from metallurgical operations and set SO_2 capture targets annually. We engage with government, community and environmental regulators on proposed amendments to air emissions legislation and to keep them informed about our progress in reducing emissions. We launched the Smelter Emissions Project at Mount Isa to substantially reduce emissions by 2012 and we are investing in a number of environmental improvements to metallurgical operations in North and South America to achieve further reductions (see page 72).

Stakeholder Engagement: Material Issues *continued*

Issue	Relevant stakeholders	Xstrata's response
Environment *continued*		
EU REACH legislation and proposed amendments to EU Dangerous Substances Directive	EU Commission and Directorates General Member state governments Industry bodies Industry partners Scientific community	Our businesses are preparing for the forthcoming EU REACH legislation which places the responsibility for ensuring the safety of substances manufactured in or imported into the EU on to industry. We are working with industry organisations and consortia to ensure registration of all applicable products will be made by the relevant deadlines. We are engaging with EU stakeholders on proposed amendments to legislation including through industry bodies. In particular, the EU 30th Adaptation to Technical Progress (ATP) to the Dangerous Substances Directive (which entered into force in October 2008) and the proposed 31st ATP, introduce new classifications for nickel-containing substances (see page 77).
Community		
Lead at Mount Isa, Australia	Australian federal, state and local government Mount Isa community Investment community Media	Lead is naturally occurring at Mount Isa and some areas of historic contamination are present at the site where operations began 85 years ago. The health and safety of our workforce and the community is our highest priority. We offer free blood lead testing to the community and we are a founding member of the Living with Lead Alliance to provide information about how to manage the risks associated with lead exposure. We have invested over AUD200 million in environmental improvements at Mount Isa since our acquisition in 2003. We are funding an independent PhD Lead Pathways Study and are remediating any identified areas of historic contamination. The Smelter Emissions Project aims to achieve further substantial reductions in air emissions at Mount Isa by 2012 (see pages 41-42).
Resettlement – Peru, Colombia	Communities National, regional and local government NGOs Las Bambas Independent Advisory Group Cerrejon Third Party Review Panel	We aim to avoid resettlement where possible. Where involuntary resettlement is unavoidable, we consult affected communities openly, in a culturally appropriate manner and as early as possible to explain fully the potential impacts and benefits of resettlement. We uphold the World Bank IFC standards on involuntary resettlement. At Las Bambas, we have established an Independent Advisory Group of international and Peruvian stakeholders to provide advice and recommendations to Xstrata Copper including on the proposed resettlement of the Fuerabamba community (see pages 85-86). In Colombia, resettlement is under way at the Cerrejón coal operation. Cerrejón is implementing a number of recommendations made by an Independent Review Panel regarding current resettlements and in respect of the Tabaco resettlement which took place over five years prior to Xstrata acquiring a stake in Cerrejón. In December 2008, Cerrejón reached agreement with a group of former residents at Tabaco (see pages 81-82).
Security, human rights, social engagement at Tampakan, Philippines	Philippines national and local government Public and private security providers Community NGOs Working Group on Mining in the Philippines Investment community	Tampakan is located in a high-risk region for security and was subject to two separate attacks by armed groups in 2008. SMI (the operating company) has worked together with local communities, public and private security forces to improve security in the region. Local communities asked the Philippines authorities to establish volunteer reserves (CAFGU) in the region to further enhance security. CAFGU groups comprise community members who are comprehensively trained to form volunteer reserve forces. Any mobilisation of forces is closely controlled by the Philippines army. SMI is not involved in the management, recruitment or training of these forces. In 2008, SMI adopted the Voluntary Principles on Security and Human Rights (VPs), implemented training for all SMI and private security personnel and raised awareness on the VPs among national government agencies, non-governmental organisations and other mining companies. In 2009, community members, local government executives, the Philippine military and police, and local NGOs will be invited to participate (see pages 27-28).

Stakeholder Engagement: Material Issues *continued*

Issue	Relevant stakeholders	Xstrata's response
Community *continued*		
Corporate Social Involvement initiatives	Communities Local and regional government Healthcare providers Industry partners Charities, development organisations, NGOs	We set aside a minimum of 1% of Group profit before tax each year to fund initiatives that benefit the communities associated with our operations. Each operation consults with communities and other stakeholders to develop a CSI plan to align our support with regional objectives and community priorities. In 2008 we set aside $84 million for CSI expenditure, with additional in-kind donations (e.g. of equipment or personnel time) (see pages 88-89).
Employment impact of operational restructurings, temporary shutdowns, closures	Government Suppliers and customers Media	We seek to minimise the impact of operational restructurings on our employees, avoid compulsory redundancies where possible and offer employee assistance programmes to those affected. We consult our workforce, unions and government about proposed changes to our operations (see pages 45-46).
Executive remuneration	Investment community Employees Media	Xstrata's remuneration policy is designed to attract, retain and motivate the highly talented individuals needed to deliver its business strategy and maximise shareholder wealth creation. The Board Remuneration Committee considers the following principles in setting remuneration: – remuneration supports Xstrata's strategy and is aligned with shareholders' interests; – total reward levels are intended to be within the top quartile for outstanding performance measured against global mining and FTSE 100 peers; – a high proportion of remuneration should be 'at risk', performance-related remuneration comprises at least 50% of total potential remuneration for executive management; and – performance-related payments are subject to demanding short-term and long-term performance targets. See the Remuneration Report available in the Xstrata plc 2008 Annual Report.
Economic		
Amendments to mineral taxation and royalty regimes	Governments Regulators Industry bodies Industry partners	Mining involves substantial long-term investment and requires stable, clear fiscal frameworks. We engage with governments to advocate equitable, unambiguous legislation governing mining revenues, balancing the requirement to attract investment by responsible and accountable mining companies to develop operations that are sustainable throughout the economic cycle with the need to ensure mining contributes to the economic development of host nations.
Extractive Industries Transparency Initiative (Peru)	Peruvian national, regional and local government Industry bodies NGOs Investment community	We actively engage in the process to implement the EITI in Peru, including participating as the alternate national mining industry representative. We discuss transparency and distribution of mining revenues with government and regulators in several operating regions.

Public policy

Xstrata plays an active role in a number of significant international and national industry organisations and multi-stakeholder groups, through membership, funding, provision of expertise and participation in committees and working groups. In accordance with Xstrata's Business Principles, no donations were made to any political party or individuals in 2008.

Ethics

Xstrata's Statement of Business Principles affirms our commitment to ethical business practices. We work ethically, openly, responsibly, together and with others. We operate with the maximum transparency commercially possible, we do not make any form of political donations and we will not tolerate any form of bribery, corruption or fraud.

These principles also apply to non-managed operations in which Xstrata has a stake and we ask the suppliers that wish to do business with us to respect them too. Suppliers, contractors and business partners are provided with a copy of Xstrata's Business Principles before commencing work with the Group. The document is published in the 15 languages spoken by Xstrata's employees globally.

Terminations due to non-compliance

Total terminations – due to non-compliance with Xstrata's Business Principles	249
Total terminations – due to non-compliance with Health & Safety Procedures	55
Total terminations – due to non-compliance with Environmental Procedures	9

Bribery and corruption

Bribery and corruption risks are assessed at all managed operations, including an assessment of the level of country or regional risks, the policies and practices of other companies operating in the region and the probity and transparency of government, suppliers, contractors and other business partners.

Each managed operation is required to maintain appropriate controls to manage these risks. All employees receive a copy of Xstrata's Business Principles and Fraud Policy on joining the Company. Xstrata's internal audit function tests the adequacy of management controls and reviews the risk identification process on a quarterly basis as part of the Group's risk management processes. Internal audit activity is focused on high risk functions and regions.

Procurement of goods and services and interaction with regulators and government are two higher risk areas for potential bribery and corruption practices.

In 2008, fraud or corruption incidents involving 16 individuals (employees, contractors, suppliers or others) were reported and investigated by Xstrata's internal audit department. The incidents occurred in South Africa, Argentina, the Philippines and the Dominican Republic. Incidents involving two of the individuals were found to be without basis or insufficient evidence, 12 incidents resulted in dismissals, terminations of contracts or disciplinary action, (including criminal investigations by the relevant police authorities where appropriate) and two investigations are continuing in 2009.

Free enterprise

Xstrata's Business Principles set out our commitment to support free enterprise and compete fairly for business, with scrupulous regard for those regulations which promote competition and protect consumers. All relevant employees are required to complete Xstrata's bespoke competition and fair trade web-based training programme annually and achieve a score in excess of 70%. The programme covers all major anti-trust and competition issues and uses simulated situations and questions to test employees' understanding of competition law and appropriate behaviour when dealing with customers, competitors, trade associations, suppliers and distributors. No legal action was initiated against any of Xstrata's businesses in respect of anti-competitive behaviour in 2008.

Ethics Line

The Xstrata Ethics Line is a confidential 'whistleblowing' facility operated independently by KPMG. The line exists for employees, contractors, suppliers, customers or business partners to report any breaches of Xstrata's Business Principles, policies or prevailing legislation in confidence.

A freephone number is provided for every country in which the Group has managed operations and calls are reported on an anonymous basis to the Global Head Internal Audit and Risk, who reports directly to the Audit Committee. Ethics Line details are published on the back page of our Statement of Business Principles and are communicated throughout the Group.

In 2008, 17 incidents were reported through the Ethics Line. All reported incidents were investigated. See pie chart below.

Ethics Line incidents (number of incidents in 2008)



Substance abuse during work hours (1)
Bribery and corruption (4)
Abuse of company assets (2)
Theft and fraudulent practices (5)
Unfair and discriminatory labour practices (5)

Human rights

Xstrata supports the UN Universal Declaration of Human Rights and the International Labour Organisation Conventions. We respect the legislation in each country in which we operate. Xstrata is a signatory to the UN Global Compact and we have aligned our Sustainable Development Framework with ten universally accepted principles in the areas of human rights, labour, the environment and anti-corruption. An index of where Global Compact commitments are addressed in this report is on pages 98-100.

The primary human rights issues in our business relate to:

> Labour: The rights of our employees and contractors to work for equal pay, associate freely, to a safe and healthy workplace, to non-discrimination and to their legal rights;

> Security: The conduct of security organisations protecting our operation at certain specific locations where there is a threat to our people or assets. The conduct of public security forces who enter our sites during the execution of their duties; and

> Communities: The impact our operations may have on communities includes disputes relating to the use of land and mineral assets, micro-inflation, displacement of communities, access to resources such as water or energy, environmental impacts and economic benefits. New developments frequently involve migrant workers during the construction phase, which may create cultural or social issues associated with an influx of foreigners into culturally sensitive regions, e.g. prostitution, alcohol consumption, impacts on cultural identity or heritage.

Our Sustainable Development Standards require our operations to maintain community relations strategies that uphold and promote human rights and respect cultural considerations and heritage. We pay particular regard to the use of security providers and personnel in high-risk areas. In areas where Xstrata employs security personnel (either directly or as contractors) to protect our people and assets, we ensure that appropriate human rights training has taken place and monitor compliance. All sites are required to undertake human rights risk assessments, implement grievance resolution mechanisms and set and monitor appropriate performance standards for all contractors including security personnel.

In 2008, the Xstrata plc Executive Committee committed to implementing the Voluntary Principles on Security and Human Rights across Xstrata's global operations. Published in 2000, the Voluntary Principles were drawn up 'to guide companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms'. Among other aspects, the principles highlight the role companies can play in promoting respect for human rights and assisting host governments with security sector reforms and strengthening the rule of law.

We are continuing to implement the requirements of the Voluntary Principles at our sites. These requirements encompass: human rights risk assessments; relations with public security forces; and relations with private security providers. Xstrata will report on its progress in upholding the Voluntary Principles annually.

Human rights management

In 2008, 15,042 employees and contractors (or approximately 24% of the total average 2008 workforce) participated in human rights training across the Group. We conduct risk assessments to focus our training and awareness-raising resources. During 2008, we prioritised our operations in Colombia, the Dominican Republic, Peru, the Philippines and South Africa. No human rights abuses or allegations of abuses were reported at Xstrata operations in 2008.

Percentage of employees trained in human rights policies & procedures


28%
17%
23%
15%
31%
23%
Alloys
Coal
Copper
Nickel
Zinc
Group

Cerrejón, Colombia

The Cerrejón Coal operation, one of the world's largest open cast mines in northern Colombia, is a joint venture between Xstrata, BHP Billiton and Anglo American. The operation has its own management and is not managed by Xstrata.

Human rights training programmes have been running at Cerrejón since 2005. During 2008, 5,656 employees, contractors, private security companies, public security forces (including the police, army and navy) and community members participated in Cerrejón's training, considered to be one of the leading human rights programmes in central and South America. In total, 11,705 people associated with the site have received training since 2005.

In 2006, Cerrejón financed a human rights diploma for public and private security forces. The course was supported by the International Committee of the Red Cross and Public Ombudsman and covered issues such as conflict resolution and human rights law and principles. Community training emphasises what their rights are and how to make complaints about violations and concerns.

Tampakan, Philippines

Xstrata acquired a controlling stake in the exploration operation at Tampakan in 2007. Following an extensive tender process in 2007, the Tampakan project engaged a new security service provider, Catena Security Incorporated. All security personnel employed to protect our people and assets received training in human rights and systematic monitoring of all suppliers, contractors and partners was introduced.

On 1 January 2008, the Tampakan project's base-camp on the southern Philippine island of Mindanao was attacked by guerrillas who set fire to the installations. No one was hurt but the attack highlighted the need to step up security at the project and its surrounding communities, located in an area of anti-government insurgency.

Sagittarius Mines Incorporated (SMI), which manages the Tampakan project, recognised the importance of implementing appropriate safeguards to protect and promote human rights to support the increased presence of security personnel and organisations in the region.

Following the attack, the host tribal communities and local government units expressed their support for the project and criticised the attack. They agreed to establish in their localities volunteer army reserve units, under the administrative and operational control of the military, to act as its village defence. The communities also formally requested the government to enhance military and police presence to protect both the company and the communities in the project area.

The company decided to implement a multi-stakeholder approach, engaging with the community and different levels of government to improve security in the area. SMI also formally adopted the Voluntary Principles on Security and Human Rights to manage its security risks and to ensure high ethical standards in its dealings with public and private security agencies and local communities.

In April 2008, SMI provided training on the Voluntary Principles to 46 employees and security contractors. It also worked with the government, the Philippines' Chamber of Mines and an NGO, Philippine Business for Social Progress, to train another 67 individuals working in government, business, NGOs and other mining companies to raise awareness of the Voluntary Principles across the region.

Three further security incidents occurred at Tampakan in 2008. Incidents in May and December resulted in two contractors being shot and killed and two people being injured. An incident in July resulted in damage to property with no injuries. In 2009, SMI will provide further Voluntary Principles training to its security contractor firm and officers from the Philippine Army deployed by the government to the Tampakan project area.

Xstrata Copper, Southern Peru
Xstrata Copper's Southern Peru division comprises our Tintaya operation, Las Bambas and Antapaccay projects and a 33.75% share in the Antamina operation. It is a signatory to the Code of Conduct of Peru's Society of Mining, Petroleum and Energy, which establishes a number of principles referring to employees' health and safety, environmental protection and respect, dialogue and participation of the various social groups. It is also part of the non-governmental organisation Perú 2021 and the US, Canadian and Swiss chambers of commerce.

All security employees in the Southern Peru division have received induction courses upon being hired and get regular updates on human rights. All employees receive training on human rights during induction.

Our Southern Peru operations conduct random screening of suppliers and contractors to verify fulfilment of obligations with their employees and human rights. All investment agreements include commitments to employee safety and health, community relations and environmental protection.

In 2008 there were no reported human or indigenous rights incidents.

Our Southern Peru division actively supports the EITI process in Peru. One of our officers has been the alternate representative of the mining sector in the national EITI organisation committee since its creation to June 2008.

Falcondo, Dominican Republic
Falcondo, Xstrata Nickel's operation has the capacity to produce 29,000 tonnes of nickel contained in ferronickel annually. Xstrata owns 85.26% of the outstanding shares of Falcondo.

Through its capacity-building human rights approach, the Falcondo Foundation focuses on several levels of rights-support in the Dominican Republic, specifically for marginalised citizens who have traditionally had less opportunity to assert their individual rights (women and children). Local collaboration with these stakeholders enables community members to actively identify and direct the Foundation's programming without undue company interference (i.e. education, healthcare, economic development programming). This collaborative style helps build capacity and enhances access to basic human rights necessities and by giving the community a continuous voice with which to address concerns. In light of the operation suspension and the Foundation's instrumental importance in the local communities, Xstrata injected an additional $1.6 million of funding into the Foundation. Moving forwards, the additional funds are intended to address the destabilising features of the operation suspension on a medium to longer-term basis.

On 19 August 2008, Falcondo announced the temporary suspension of operations as a result of market conditions. Subsequently, on 4 December 2008, Falcondo announced the continued shutdown of these operations, placing them under care and maintenance. Falcondo faced the challenge of executing the operation's mothballing responsibly so as to respect human rights principles and avoid further risks to employees and the community at large. To ensure the lay-off notifications were executed without incident, Falcondo underwent security risk assessments in alignment with the Voluntary Principles to understand the potential for violent conflict in the area of operations and assess risks to the community related to the Company's presence. Xstrata chose to undertake scenario analysis and response planning in order to monitor and manage any changes in security 'temperature.' Scenarios were also used to develop training programmes that would prepare teams to address problems in accordance with human rights principles.

Xstrata Coal and Xstrata Alloys, South Africa
Xstrata Coal undertook human rights training in November 2007 in South Africa and is rolling out its 'How we do Business' training programme, which includes human rights, across all its divisions. All Xstrata Alloys security personnel have undertaken training in the Voluntary Principles on Security and Human Rights. All private security firms are required to complete a questionnaire and provide supporting documentation to establish that their personnel have received appropriate human rights training and that they adhere to the requirements of the Voluntary Principles.

Child and forced labour

Xstrata's Statement of Business Principles uphold the elimination of all forms of forced or compulsory labour and prohibit any form of child labour. None of Xstrata's managed operations have been assessed as having significant risks for incidents of forced, tied or compulsory labour. Risk assessments indicate that Brazil, the Dominican Republic and Tanzania may represent higher risk regions for child labour. In these regions Xstrata's minimum age for employment is 18, regardless of local legislation. All operations report the age of the youngest employee and the minimum working age permitted in the relevant jurisdiction. No cases of under-age or forced labour among employees or contractors has come to our attention during 2008.

2. Our people

We aim to operate a safe and healthy workplace, based on mutual respect, fairness and integrity. Our primary objective is to operate with no fatalities or injuries and we believe that every work-related illness and injury is preventable. We support initiatives to address major community health issues and enhance the wellbeing of employees. We value diversity and uphold the rights of our employees to collective bargaining and freedom of association and do not tolerate discrimination.

Policy and approach

In 2008, Xstrata employed an average of 38,512 permanent employees and 24,246 full-time contractors at our operations and offices in over 20 countries. Due to the remoteness of many mining locations we are often a major source of employment for the communities near our mines.

We take our employment responsibilities extremely seriously and have a Group General Manager of Human Resources and a Group General Manager Sustainable Development who report directly to the CEO. Each of our commodity businesses maintains its own human resources and sustainable development teams which implement Xstrata Group and commodity business policies within their operations.

We are committed to achieving safe workplaces where people are treated with respect, fairness and integrity. Prime among our responsibilities is to provide a safe and healthy workplace. Mining involves serious hazards which must be managed with the utmost vigilance if injuries are to be prevented. Health and safety risks are included in risk registers compiled and regularly updated at Group, commodity business and operational levels.

We provide industry-leading career development opportunities and fair compensation for our workforce and we prioritise local employment where possible. Our employment policies prohibit discrimination, promote diversity and protect human rights, including the right to collective representation.

Xstrata's Sustainable Development Policy is available at: www.xstrata.com/sustainability

Employees and contractors by commodity business


Nickel 12%
Technology & Corporate 1%
Zinc 14%
Copper 26%
Coal 23%
Alloys 24%

Breakdown of workforce by role type


Senior management 1%
Executive management <1%
Operational management 4%
Supervisors, admin, technical 26%
Operational – production, maintenance 69%

Employees by age and gender (excludes contractors)


Females aged <30 – 4%
Females aged 30-50 – 6%
Females aged >50 – 1%
Males aged >50 – 20%
Males aged <30 – 18%
Males aged 30-50 – 51%

Employees and contractors by region


Contractors
Employees
12,282
14,054
5,313
9,348
1,623
7,935
4,608
4,108
415
2,244
803
Africa
Oceana
North America
South America
Europe
Dominican Republic

Safety

Approach

Safety is always the direct responsibility of senior management backed by a formal structure for implementation. We have a Board Health, Safety, Environment and Community (HSEC) Committee chaired by independent Non-Executive Board Director Ian Strachan and each commodity business has its own executive HSEC or SD Committee.

In each of our commodity businesses the chief executive chairs the HSEC or SD committee. Health and safety is included in formal agreements with trade unions. At the local level these cover specifics of safety management and employee engagement. At commodity business level, agreements cover adherence to International Labour Organisation principles, performance standards and grievance procedures.

Our operations maintain comprehensive safety management systems aligned to established international standards OHSAS 18001 or AS/NZS 4801. The Executive Committee of each commodity business reviews performance and receives regular audit reports. The Group Executive Committee and Board HSEC Committee receive monthly management reports that include safety performance including details of all actual and high potential risk incidents.

A particular feature of Xstrata's approach is to learn from near-miss incidents. Since 2003, we have made strenuous efforts to embed our near-miss reporting system as a 'leading indicator' of safety performance. Investigating near-misses allows us to learn from an incident where no-one was injured and put preventative measures in place to prevent a recurrence.

Contractor management

Our businesses rely on contractors to provide additional labour and for specialist skills and services. We value the safety of contractors in exactly the same way as we do our own employees. Contractors are included in our safety data and must comply in full with our safety standards and procedures.

Selection and management of contractors focuses on safety performance as follows:

> Past safety performance is factored into selection;

> Xstrata's safety policies, procedures and systems apply in full to contractors;

> High-risk activities are closely monitored by our businesses;

> Supervision and communication with contractors has been increased;

> Where appropriate we have minimised the number of different contractor companies used; and

> Feedback on performance is given regularly during the contract with consequences for non-compliance. These reflect the severity of the issue, but in all cases the senior management of the contractor company is expected to address the issue personally.

Key challenges

Our key challenges in upholding the objectives set out by our Business Principles, SD Policy and Standards are:

> Eliminating fatalities and serious injuries from our business, in particular in South Africa;

> Understanding the root causes of near-misses and actual incidents to improve major hazard controls and continuously improve our systems and performance; and

> Continuing to reduce the frequency of injuries sustained, particularly in operations with an ageing workforce or that are already operating with very low frequency rates.

Performance

Fatalities

Fatalities by country – 2005 to 2008


05
06
07
08
7
6
4
1
1
1
2
1
1
1
1
South Africa
South America
Europe
North America

Fatalities at Xstrata's managed facilities

Date	Commodity business & operation	Fatal incident
31 January	Copper, Peru, Tintaya Mine	A contractor drowned when mud rushed into the drain where he was working
23 June	Coal, South Africa, Goedgevonden Project	A contractor fell through a workshop roof whilst installing sheeting
11 October	Alloys, South Africa, Kroondal Chrome Mine	A contractor was crushed when a concrete tunnel collapsed whilst being broken down by a front end loader
8 November	Coal, South Africa, South Witbank Colliery	Two employees working underground were asphyxiated by an irrespirable atmosphere when they holed into old workings
21 November	Copper, Argentina, Alumbrera Mine	An employee died when he lost control of a haul truck which travelled up and over a two-metre safety berm and fell 37 metres into the pit

Fatality prevention

Preventing fatalities is our absolute priority and we deeply regret that six people lost their lives at our managed facilities during 2008. Three were employees and three were contractors.

In addition to workplace fatalities, in May, a security contractor was shot and killed while conducting a roving patrol inside the base camp of Xstrata Copper's Tampakan project in the Philippines. In December, a drilling contractor's vehicle at the Tampakan project was fired upon by unidentified persons. One of the occupants in the vehicle was killed and two others were injured. Both injured workers have returned to full duties.

One person was fatally injured in a single vehicle incident at the non-managed joint venture operation, Cerrejón, in Colombia.

All critical and high potential risk incidents are communicated to the Xstrata Board HSEC Committee.

Each incident is fully investigated in cooperation with relevant authorities. The CEO of the relevant commodity business makes a presentation to the Group Executive Committee and Board HSEC Committee of the circumstances surrounding any fatality and the measures taken to prevent a recurrence. Xstrata's fatality prevention programmes have achieved substantial improvements in the management of a number of major hazards which were the principal causes of previous fatalities since 2005.



Corrie Burger, health and safety manager, conducting a safety audit with Dewald Swanepolel, miner and Vusi Mathebula, shuttle car operator at Tavistock, South Africa

Fatality prevention approach and analysis

The majority of fatalities at Xstrata's operations have occurred in South Africa. In 2004, our South African businesses undertook a detailed analysis of the fatal and high potential risk incidents that occurred in that region and identified a number of specific contributing factors to poor safety performance. The principal causes of fatalities were identified as fall of ground in underground mines and collisions between mobile equipment and pedestrians underground. We also identified a number of cultural and behavioural factors including:

> At-risk behaviour of operators and supervisors, primarily driven by an over-eagerness to get on with the job;

> Daily exposure in everyday life to a high-risk environment which diminishes people's response to potentially harmful situations;

> Different native languages spoken by workers and poor levels of literacy;

> Inadequate recognition of early warning signals that indicate a hazard is not being properly controlled or where the control has deteriorated or weakened, together with insufficient reflection on where potential hazards may occur;

> Historical hierarchical management structures which did not encourage employees to challenge each other or their supervisors, even when potential problems were recognised; and

> The recognition that low injury frequency rates do not indicate that critical hazards are being properly managed.

The principal identified hazards of falls of ground and the interaction between mobile machinery or vehicles underground and workers have been targeted with specific programmes over the past five years. These include improvements to ground control using industry experts on strata control, employing ground-penetrating radar to detect potential faults and redesigning mine plans where necessary. Xstrata Alloys together with Becker Electronics developed new collision avoidance technology to warn drivers and pedestrians of their proximity to one another. This technology has been recognised globally as leading practice and was subsequently implemented at all Xstrata Alloys' underground operations and at underground mines at Mount

Isa in Australia. These programmes have resulted in significant improvements in controlling each of these principal hazards and as a result, no fatalities in the past three years have been attributable to these causes.

Trigger, action, response plans (TARPs) have been implemented across Xstrata's South African operations. The methodology was initially developed by the Queensland coal mining industry and had been adopted and enhanced by Xstrata Coal before being implemented at other Xstrata sites. TARPs define when decision-making needs to be escalated up the management chain in response to a hazard's state of control and result in improved hazard management. We continue to enhance our major hazard management programmes across our global operations (see page 34).

Our South African businesses also implemented a range of initiatives to address the cultural and behavioural aspects of safety. Comprehensive behaviour-based safety training programmes were introduced from 2005 at Xstrata Alloys and rolled out across the South African workforce. This was complemented during 2008 with a competency-based safety programme, together with an innovative 28-day, off-site supervisor training programme developed by Xstrata Coal. This programme aimed to improve supervisors' management and leadership skills and incorporated elements such as emotional intelligence, Kolb/Fry learning techniques and group dynamics, as well as modules to address legal duties, technical safety training, resource and people management and coaching. The course was subsequently rolled out at Xstrata Alloys operations and all senior management completed a safety management course to complement and support the course that their supervisors had undergone.

In South Africa, Xstrata Coal has implemented a comprehensive training programme for new employees at its training centre. The centre uses the latest in simulator driver training to educate and assess operators in a controlled environment prior to entering the field.

Remuneration packages were restructured to focus primarily on key safety performance indicators and we amended succession planning and promotion criteria to incorporate key safety elements. We improved the quality of safety investigations through introducing ICAM (incident cause analysis method) programmes at our South African operations. To ensure behavioural-based training was taking effect in the workplace, we improved the supervision of safety performance and behavioural observations (see Xstrata Alloys Improving Safety Inspections case study on pages 33-34). Xstrata Alloys also developed a virtual reality safety training programme with the University of Tshwane, the first of its kind to be used in South Africa. The programme is highly popular with employees and we have shared it at a number of mining forums and with platinum, gold, coal and other mining companies in the region as an effective, interactive tool in helping workers identify and control hazards in everyday working scenarios.

These initiatives were initiated in 2005 and 2006 and have resulted in demonstrable improvements in safety performance in South Africa over the past four years. However, embedding a safety culture requires a number of years and continual reinforcement to be successful. In particular, we have found that a relatively high turnover rate of approximately 30% amongst supervisors and managers in South Africa has had a negative impact. Our focus in 2009 is to continue to implement regular and appropriate behaviour-based training with additional emphasis on the identification and management of major hazards. We are also encouraging managers to spend more time with workers, to question the safety knowledge and practices of supervisors and operators in the field and to use the results of this ad-hoc testing to inform safety training, daily team talks and divisional objectives.

Fatalities by principal hazard 2002-2008



Exposure to electrical energy 1
Trapped between moving and stationary objects 2
Fall from height 2
Vehicle incident 3
Exposure to noxious gases 3
Struck by falling object 5
Immersion, drowning/ suffocation 1
Struck by fall of ground 12
Struck by/trapped in moving machinery 8
Struck by moving vehicle 6

High potential risk incidents

An event, or near miss, which could have caused a critical incident, i.e. an event, or near miss, which could have:

- caused one or more fatalities; or
- caused life threatening injury; or
- caused damage to assets or loss of operations to the value of greater than $10 million; or
- caused a Category 4 (major) or Category 5 (disastrous) environmental incident.

High potential risk incidents (HPRIs)

One of our key strategies for targeting safety improvements is to investigate all HPRIs, including serious near misses, to the same degree as an actual critical incident, such as a fatality. The findings inform improvements in hazard identification and risk management processes.

We identified near-miss reports as a powerful leading indicator of safety performance because there are usually warning signs before an incident occurs. By learning from near misses we endeavour to avoid serious incidents. Since 2003 our businesses have reported HPRIs, including near misses, to the Group Executive Committee. HPRIs also include environmental incidents and incidents that could have caused a critical incident.

The causes of HPRIs in 2008 are shown in the chart on page 33. The top three causes were surface mobile equipment, isolation and access and load shifting operations and these areas are being targeted through specific initiatives to ensure major hazard controls are appropriate and are being stringently implemented and audited.

Critical and HPRIs by principal hazard in 2008


Surface mobile equipment 17%
Isolation and access 13%
Load shifting operations 10%
Electricity 9%
Fixed plant, equipment and structures 7%
Light vehicles 6%
Underground control 6%
Security 5%
Surface ground control 4%
Underground mobile equipment 4%
Working at heights 4%
Hazardous or pressurised subs/gases 4%
Molten material processing and handling 3%
Explosions 2%
Aviation 2%
Dams, tanks, vessels, ponds 1%
External natural environment 1%
Other 1%
Inrushes and subsidence 0%
Equipment safeguarding 0%

2008 HPRIs by consequence


Near miss 26%
Injury 40%
Damage 34%

We have worked hard to improve the reliability of HPRIs reporting. In some countries it is counter-cultural to draw attention to an error or failure that would otherwise go unnoticed. Equipment damage and injuries are more likely to be reported and the challenge is to ensure that all HPRIs are reported and investigated, regardless of their actual consequence. The reporting of near-miss incidents has steadily increased and in 2008 these incidents accounted for 26% of all HPRIs, indicating a strong reporting culture across the business.

Improving Safety Inspections


RULES OF BARRING
1:500 PLAN

Safety Briefing – Deon Roberts, shift supervisor at Thorncliffe, South Africa

"Improving the effectiveness of safety compliance officers in their regular inspections and ensuring their recommendations are acted on were identified as critical factors for safety"

OPERATIONAL FOCUS

Xstrata Alloys: Improving Safety Inspections

A fatality at a new crushing and screening plant in 2006, when an employee was crushed between the plant's tail pulley and conveyor belt was the stimulus for a new 'Bulldog' approach to safety at Xstrata Alloys, South Africa.

The effectiveness of safety compliance officers in their regular inspections and ensuring that their recommendations are acted on were identified as critical factors in maintaining a safe workplace.

To significantly improve the officers' effectiveness they were renamed 'Bulldogs' and given a direct reporting line to the relevant General Manager.

The 'Bulldogs' decided that taking digital photographs of sub-standard practices and equipment would be an effective way of highlighting problems for management without increasing the bureaucracy in the safety system. The photographs are given to the site manager for corrective action and copied to the executive management teams of all operations including the CEO.

This has proved highly effective in getting action and has enhanced pro-active actions across all operations.

The system was refined to include the issuing of green, yellow, and red cards that indicate the severity of the issue. A green card represents best practice. A yellow card signifies a repeated failure presenting a medium risk and a red card indicates a third occurrence or a high risk failure.

Yellow cards require the supervisor to make a presentation of the corrective action to the mine manager. Red cards require the supervisor to appear before the next management level.

In 2008, 123 'Bulldog' inspections were conducted and 2,564 unsafe conditions and evidence of unsafe behaviour were photographed. This is seen as a contributing factor in Xstrata Alloys' injury rates dropping during 2008 to less than one-third of the levels in 2006.

Now the safety 'Bulldogs' have teeth!



Casper Steenkamp, foreman doing a risk assessment briefing with Peter Matlhaga, supervisor and James Moatshse, Kroondal mine, South Africa

Major hazard management

Each of our operations identifies opportunities for improvement following a formal hazard review and include these in the site strategy review and business plan. We undertake targeted programmes to address a specific hazard. This approach was successful in dramatically reducing underground fatalities due to falls of ground and pedestrians being hit by vehicles in South Africa in the last five years.

Xstrata Coal has developed a leading practice process for monitoring the critical controls of major hazards. Following regional workshops in 2008, our commodity businesses are now customising this process to monitor critical controls of all major hazards more effectively.

During 2008, our businesses integrated a formal review process of major health, safety, environmental and community hazards into each divisional and commodity business strategy review and business planning process.

Leading examples from within the commodity businesses are also shared through the Group Executive Committee and monthly management reporting. Each commodity business CEO reports on initiatives to address major hazards in presentations to the Board HSEC Committee.

Operational integrity

The Group has developed a leading practice asset management and operational integrity programme. A specific Sustainable Development Assurance Standard sets out our expectations for maintaining and improving operational integrity at all operations from design through to maintenance and post-closure. A leading practice process was developed at Mount Isa Mines in 2007 working with external specialists and internal engineering and maintenance teams. A number of other commodity business teams have visited the site to review the procedure and implement this at other locations. Other commodity businesses have employed external experts to review operational integrity procedures and assist in developing leading practice programmes specific to each site's requirements.

In the current economic climate, sustaining capital expenditure is constrained and a number of sites have been suspended or placed into care and maintenance. In this environment, the risks relating to operational integrity are elevated. Some examples of additional risks that may arise during care and maintenance or where capital expenditure is being reduced include:

> Risks relating to site security and maintaining adequate emergency response procedures with reduced personnel;

> Adequate financial resources to ensure the integrity of critical plant, equipment and structures including tailings dams, environmental and safety systems; and

> Ensuring proper maintenance of assets, equipment and structures while operations are suspended to ensure they can be restarted safely and with fully functioning environmental controls.

Operational integrity risks are being reviewed at all operations to ensure that operational changes include full risk assessments and appropriate management plans.

Injuries

Our key performance measure for injuries is the 'total recordable injury frequency rate' based on one million hours worked. This measure includes lost time injuries, medical treatment injuries and restricted work injuries to employees and contractors and is a more complete measure of safety performance than lost time injuries alone.

Total recordable injuries per million hours worked


15.0
14.1
12.3
10.1
04
05
06
07
08

Lost time injuries per million hours worked


4.3
3.0
2.7
04
05
06
07
08

We are pleased that across the Group the frequency of total recordable injuries has fallen by a further 18% since 2007 to 10.1 per million hours worked and by 69% since 2002. If the 2008 acquisitions are excluded, the improvement achieved compared to the prior year is even greater at 24% (72% since 2002).

All commodity businesses improved with significant progress being made by Xstrata Copper (33% improvement on 2007), Xstrata Alloys (28% improvement on 2007) and Xstrata Zinc (19% improvement on 2007) businesses. We are achieving this improvement through a focus on safety leadership, behavioural safety and culture change. Our ongoing focus will be operations in South Africa, other developing countries and newly acquired operations.

Fines and prosecutions

No new prosecutions were incurred during 2008. A fine of $254,856 was levied relating to a fall of ground fatal incident in 2001 at Baal Bone colliery Australia. The incident occurred prior to Xstrata's ownership.

Targets and goals for 2009

> No fatalities

> Achieve 14% reduction in the Group TRIFR (≤8.6)

> No safety fines, penalties or prosecutions

New collision avoidance system

"The George Fisher mine in Australia is working with a supplier to address one of the biggest threats to safety in an underground mine."



Carsten Rittner, loader operator at the George Fisher North mine, is using the proximity detection system installed in heavy equipment at the operation

OPERATIONAL FOCUS

A new collision avoidance system at George Fisher zinc-lead mine, Australia

Our George Fisher zinc-lead mine is working with a supplier to develop a system for reducing the risk of collision between heavy equipment and personnel, one of the biggest threats to safety in an underground mine.

The mine has experienced near misses in the past. Several times, heavy equipment has collided with unseen or unidentified light mobile vehicles, sometimes containing personnel. Fortunately none of these incidents caused injury. All incidents were reported as high potential risk incidents and investigations led the management team to investigate innovative solutions to address this core hazard.

In late 2006, Xstrata Zinc signed an agreement with Mine Site Technologies, a supplier to the operation, to co-develop a collision avoidance system for use in underground operations. Xstrata Zinc agreed to provide financial R&D support as well as in-kind resources such as personnel and test sites.

The system works by enabling vehicles to detect others in close proximity to them, using wifi (wireless internet technology). Tags installed on all light vehicles and personnel cap lamps alert detectors on heavy equipment when they come into range, and again when they are 15 metres away.

We successfully trialled the technology during 2008, achieving detection distances of over 120 metres and 40 metres either side of blind corners. Final testing is now under way at George Fisher, before the prototype system goes into commercial production.

We anticipate full implementation of the proximity detection collision avoidance system at George Fisher in early 2009, and look forward to a safer and more productive mine as a result.



A loader that will benefit from the Proximity Detection System, working underground at George Fisher mine, Australia

Health

Policy and approach

Our health programme embraces occupational health hazards and public health issues. It is important to our businesses that our people are fit and healthy, which means taking care of their overall wellbeing, not just health issues connected directly to the workplace. Many of our sites are in regions with poor access to healthcare, which means that Xstrata often has to supplement the infrastructure and resources. Our aim is to eliminate occupational illness by creating a workplace free from health and hygiene hazards and to improve the wellbeing of our employees and contractors by working with them to promote healthy lifestyles and we implement initiatives to help employees address issues relating to stress and work-life balance.

At each location we identify the main health issues affecting our workforce and the communities associated with our operations and employees, including global epidemic diseases such as HIV/AIDS, malaria and tuberculosis, and implement healthcare programmes in partnership with local health authorities, industry partners and NGOs.

Key challenges

Our key health challenges include:

> Occupational illnesses and injuries associated with an ageing workforce in some regions;

> Exposure to lead in the workplace and in the community; and

> Prevalence of HIV and AIDS amongst communities and our workforce in southern Africa.

2004-2008 occupational illnesses


60
04
05
06
07
08

2008 occupational illnesses by type


Dermal conditions 8%
Respiratory conditions 10%
Noise-induced hearing loss 55%
Musculo-skeletal 27%

Occupational illness cases
(per million hours worked)


0.85
0.53
0.59
0.26
0.39
04
05
06
07
08

Occupational illness cases
(including acquired operations from date of acquisition)


36
37
58
35
60
04
05
06
07
08

Occupational illness cases by commodity business
(including acquired from date of acquisition)


06
07
08
18
10
12
10
7
8
7
11
24
2
8
14
21
1
2
Alloys
Coal
Copper
Nickel
Zinc

Performance

Occupational illnesses are a measure of the number of cases reported by our workforce during the year. In 2008, 60 cases of occupational illness were reported. Occupational illnesses typically have a long latency, in particular, noise-induced hearing loss and musculoskeletal illness, and consequently are the result of past management practices. Hearing loss resulting from exposure to noise accounted for 33 cases in 2008 and there were 16 musculo-skeletal illnesses.

Other illnesses attributable to more recent exposure include respiratory illnesses relating to occupational asthma or dust exposure. Six new cases of respiratory illnesses were reported in 2008, five of which were reported from Xstrata Alloys operations and related to occupational asthma. One respiratory illness was reported by Xstrata Copper in Canada, relating to beryllium sensitisation of a former laboratory employee. Five cases of dermatitis were reported in 2008, four of which were from employees at Xstrata Coal operations and one case was recorded at the closed Gaspé smelter in Canada.

In each case, Xstrata aims to identify, assess and control occupational exposure to hazards with an overall aim of eliminating occupational illnesses.

The number of illnesses in 2008 is low in the context of our 62,758 employees and the occupational illness frequency rate per million hours worked of 0.39 is low by historical standards. Nonetheless, this rate increased by 47% from 2007 and our goal is zero.

The increase was due to five reported illnesses at operations acquired in 2008, and a comprehensive health screening and information programme at Mount Isa, through which 12 additional cases were identified, comprising noise-induced hearing loss and musculo-skeletal illnesses.

Noise-induced hearing loss

Noise induced hearing loss (NIHL) is the world's most common and costly occupational illness and according to the World Health Organisation (WHO) its incidence is on the increase. It is incurable, and most importantly, preventable. NIHL includes a range of degrees of hearing loss suffered as a result of noise exposure. While most commonly caused by industrial noise, the illness can also result from excessive noise from any source. The degree of hearing hazard is related to the level of the noise and the duration of the exposure.

There is a risk from exposure to excessive noise in all of our businesses and hearing protection is compulsory for any worker exposed to 85dB(A) or above, the internationally accepted exposure limit.

All of our businesses have implemented hearing conservation programmes that include education, monitoring of environmental noise levels and personal noise exposure and hearing tests. We primarily aim to reduce noise in the working environment to levels below 85dB(A) through design and purchasing quieter equipment. Where personal protective equipment is required we mandate its use, educate employees and contractors and monitor compliance.

Hearing loss accumulates over time and we believe that most of the 33 cases reported this year result from historical exposure when there was low awareness of good practice in this area.

Musculo-skeletal injuries

Musculo-skeletal injuries are caused by workplace risks and personal physical characteristics. They tend to develop gradually in an ageing workforce, reflecting past management practices. Repetitive tasks and those involving manual handling present the greatest risk.

Our operations design musculo-skeletal management and prevention programmes to cover management commitment, early detection and reporting, specialist resources, risk assessments, developing controls, healthcare management and a proactive ergonomics programme.

The increase in the injuries reported in 2008 is due to detection and reporting of cases in the acquired operations and through Mount Isa's improved health screening programme.

Respiratory diseases

Four of the five respiratory illnesses reported in 2008 occurred at our integrated vanadium facility in South Africa and were in relation to occupational asthma. One respiratory illness occurred at a copper smelter in Canada and related to beryllium sensitisation.

Exposure to dust containing vanadium causes asthma in a small proportion of those exposed. The condition is usually reversible when exposure ceases. The facility has a target of zero employees being exposed to dust concentration greater than 0.05mg/m³ by 2010.

Xstrata Zinc
Site-wide average blood lead levels (µg/dl)


15
10
5
0
Brunswick Smelter (relocated level = 35µg/dl)
BRM (relocated level = 40µg/dl)
Mount Isa (relocated level = 50µg/dl)
MRM (relocated level = 40µg/dl)

Lead in the workplace

Xstrata Zinc operates four zinc-lead operations at McArthur River Mine (MRM) and Mount Isa Mines in Australia, Brunswick mine and smelter in Canada and Northfleet lead refinery in the UK. Exposure to lead is proven to cause adverse health effects. Comprehensive biological and workplace monitoring programmes are in place at all lead operations. Blood lead limits are set at levels below international occupational health guidelines at all applicable Xstrata operations.

In 2008, the average blood lead level of all employees and contractors remained at the same level to the previous year (13.2µg/dl). We relocate any employees with blood lead levels in excess of our site relocation limits until their level returns to below 30µg/dl. In 2008, one employee recorded blood lead levels in excess of the Australian national limit of 50µg/dl and was removed from the workplace.

Our operations have progressively worked to reduce our relocation level to below the standard 50µg/dl level, with Brunswick Smelter in Canada operating with a 35µg/dl relocation level, and McArthur River mine in Australia and Northfleet refinery in the UK at 40µg/dl, and Mount Isa in Australia at 50µg/dl.

Mount Isa Mines increased the frequency of employee and contractor testing in 2008, in particular for long-serving employees or those with previously elevated blood lead levels. Testing rooms were established on site to facilitate more frequent blood lead testing and personal performance indicators were introduced based on compliance test frequency requirements. The Xstrata Lead Committee was established in 2007 at Mount Isa, comprising senior and functional managers from Xstrata Copper and Xstrata Zinc with the aim of identifying further improvements in managing the risks associated with lead in the workplace. A number of initiatives are being implemented in 2009, including site-specific 'Living with Lead' training which will bring together a number of separate training programmes to provide a consolidated course in managing the community, environmental and workplace risks associated with lead. On-site refuelling of vehicles will also be implemented to reduce the frequency of potentially contaminated vehicles leaving the site and a purpose-built blood sampling centre will be constructed at the northern site access gate.

Maintaining world-class productivity with an ageing workforce



"A series of initiatives are being implemented at Xstrata Coal's Beltana operation to ensure it maintains its world-class productivity despite its ageing workforce."

Greg Collins, supervisor, Blakefield Operation, Xstrata Coal Australia

Maintaining world-class productivity with an ageing workforce at Beltana coal mine, Australia

Xstrata Coal's Beltana mine in New South Wales is implementing a series of initiatives to ensure it maintains its world-class productivity despite an ageing workforce. Beltana is one of the most productive underground coal mines in the world and aims to be an 'employer of choice' in New South Wales.

An ageing workforce is more likely to suffer from chronic health issues, lower fitness levels and an increased risk of injury. To maintain or improve current levels of productivity, a series of initiatives have been implemented to improve working conditions, reduce safety risks and maintain its employees' health, fitness and ability to work in view of an increasing retirement age.

A 'fit for work' campaign was launched to raise employees' awareness about injury prevention, health and wellbeing. As part of the initiative, Beltana offers employees voluntary health and fitness assessments, provides free access to gym facilities, and subsidises treatment of injuries.

Longwall mining equipment was automated to reduce the need for operators to work on the 'dusty side' of the shearer. This reduces employees' exposure to coal dust and rock shards, and safety risks such as moving mechanical parts, high-pressure hydraulics, and slips and falls. As well as improving working conditions, automation has made operating the longwall easier and increased productivity.



Beltana's longwall shearer in operation



A shuttle car tyre handler developed at Xstrata Coal's Beltana underground operation in New South Wales, Australia

Xstrata Coal identified the maintenance and driving of shuttle cars as a key cause of injuries and occupational illnesses, accounting for 15% of injuries at Beltana. The site worked with the shuttle car manufacturer to increase driver comfort, improve access to controls and reduce the risk of repetitive strain injury. The new ergonomic shuttle car design also provides better peripheral vision for drivers and includes a warning system to inform pedestrians it is approaching.

Beltana's more ergonomic shuttle car has been adopted by a number of other mines in the Australian coal industry. Manual handling required to change 700kg shuttle car tyres represents a significant hazard, exacerbated by the ageing workforce. Xstrata Coal developed a simple attachment, used with a forklift, that fully supports the tyre during removal and installation, removing the manual handling risk. The uncomplicated design of the shuttle car tyre handler means that it is directly transferrable to other underground operations.

Living with Lead Alliance

In December 2007, Xstrata joined with Queensland Health, the Environmental Protection Agency, the local State Member of Parliament, Betty Kiernan MP, and the Mount Isa City Council to form the Living with Lead Alliance (the Alliance). The Alliance will drive long-term actions to address the issue of lead in the community. The aim of the Alliance is to provide people in Mount Isa with information to assist them to stay healthy in an environment where lead is naturally occurring. The Alliance has appointed a full-time Project Officer to promote these messages in the community.

In May 2008, the Mount Isa Living with Lead Alliance developed a Five Point Action Plan to ensure the community is provided with additional information about how to minimise their exposure to sources of lead. This includes appointing a full-time Project Officer, conducting a public information campaign and establishing a website.

In addition to these actions, the various member organisations of the Living with Lead Alliance continue to implement their own initiatives and to identify opportunities to develop new initiatives which will complement the Alliance's activities. More information about the Living with Lead Alliance is available at: www.livingwithlead.com.au.

Xstrata's community initiatives include the Brilla Brilla Community Centre Breakfast Program to ensure the children living at Yallambee Reserve eat a nutritious breakfast every day before being taken to school by a dedicated Brilla Brilla school bus, also sponsored by Xstrata Mount Isa Mines. Nutrition has been shown to be one of the contributing factors to lead absorption and eating breakfast is an important preventative measure.



University of Queensland's researcher Dr Trang Hunyh (left) and Xstrata Copper Senior Environmental Advisor, Anne Williams, collect water samples from Leichhardt River tributaries

Public health

We aim to address any public health risks that may impact our workforce, their families or the communities associated with our operations. We are committed to working with communities, public health authorities and other stakeholders to improve education, protection and prevention of public health risks and widespread diseases. We seek to minimise any health risks from our operations to the broader community, including through comprehensive air quality and dust monitoring programmes, initiatives to remediate areas of historic contamination and community information campaigns. The major public health issues we face in some regions are HIV/AIDS, malaria and tuberculosis.

Lead in the community

Lead in the community is a particular issue for Xstrata's Mount Isa Mines operations. There is a high level of naturally-occurring lead mineralisation in the district. The mining and smelting operations are situated close to the town and have been in operation since the 1920s. Historic mining practices during the 1940s and 1950s also contributed to contamination of some areas.

In 2006, Queensland Health (with the support of Xstrata) launched a 'Get Bled for Lead' screening programme to test 400 Mount Isa children between the ages of one and four. Attracting 400 children to participate took longer than anticipated (15 months), however, in May 2008 the report detailing the results of the lead screening programme were released by Queensland Health at a public forum in Mount Isa.

Eleven per cent or 45 of the children tested had blood lead levels above the World Health Organisation (WHO) recommended level of less than 10 micrograms per decilitre of blood (µg/dl). These children are being case-managed by Queensland Health. As at October 2008, 23 of the 45 children with elevated lead levels had not presented for retesting. Of the 22 who were retested, 10 children's levels had fallen below the WHO recommended level. Queensland Health will conduct a follow-up study of children in Mount Isa in 2010. The report is available at www.health.qld.gov.au/ph/documents/tphn/mtisa_leadrpt.asp.

Xstrata Mount Isa Mines continues to offer a free, independent and confidential blood lead testing for Mount Isa residents through Queensland Medical Laboratory. This testing has been made available since 1994 and we remain committed to providing this free service. During this time, we have been working with local and State government to raise community awareness on living safely with lead.

Since acquiring Mount Isa Mines in mid-2003, Xstrata has spent over AUD200 million on more than 80 environmental improvements. These include monitoring and further reducing emissions from our copper and lead smelters, including commissioning the Smelter Emissions Project (see the Environment chapter for more information).

Lead Pathways Study

In late 2006, Xstrata Mount Isa Mines commissioned world-renowned toxicologist, Associate Professor Barry Noller from the University of Queensland's Centre for Mine Land Rehabilitation (CMLR) to conduct a Whole of Emissions Study that has subsequently evolved into the Lead Pathways Study.

The study aims to enhance understanding about the potential pathways of lead into the community through land (Phase I), air (Phase II) and water (Phase III), assessing any potential risk to human and ecological health. The study will be independently peer reviewed.

Phase I: Land
Between April and August 2007, Associate Professor Noller and his team undertook a study of the Leichhardt River and surrounding area to assess the effectiveness of previous remedial works of the river that were conducted in the 1990s to remove historical mine sediment from historical mining practices of the 1940s and 1950s.

Samples taken from upstream and downstream within the Leichhardt River and the surrounding area were analysed for lead and other minerals and compared against national health investigation guidelines which set limits for different types of land use. The bioavailability of lead was also assessed to ascertain the risk to human health. The initial results indicated that previous remedial works had been successful and the potential risk to human health was minimal. However, natural river erosion had uncovered areas of additional mine-related sediments. These findings were made available to the community in November 2007 and were reported in our 2007 Sustainability Report.

Even though the CMLR identified the potential risk to human health to be minimal, Xstrata Mount Isa Mines completed the second stage of the Leichhardt River Remediation Project in June 2008 at a cost of around AUD1.5 million. Ongoing sampling and analysis will be completed after each wet season until 2011. The project team will also continue to assess the land surrounding the river. Xstrata is committed to removing any remaining historical mining sediments which have the potential to contribute to elevated lead levels. The Phase 1 report is currently being independently peer reviewed and will be released once the process is concluded.

Phase II: Air
The second phase of the project commenced in January 2008 to investigate potential sources of dusts containing lead and the potential risk to human health. Dust samples are being collected throughout the community during a period of at least one year to obtain a representative sample. The dust samples are being analysed by a laboratory in Japan using synchrotron technology, which enables their 'signatures' to be determined. The signatures of the dust samples can be compared to the signatures of naturally occurring minerals and mine processed materials to identify the sources of lead in the community. The bioavailability of lead in the soil, dust and mine samples will also be assessed.

Phase III: Water
In August 2008, water samples were collected from water holes within the Leichhardt River and tested for aquatic toxicity to assess any potential impact of mining operations on the health of aquatic flora and fauna. The concentration and bioavailability of heavy metals in water is also being analysed in the Leichhardt River, Lake Moondarra and Clearwater Lagoon and within the underground water table. Sampling is taking place before, during and after the wet season to assess any changes in water quality with changed flow.

Xstrata will continue to update the Mount Isa community and other stakeholders on the progress of the study and its findings.

Further details of the study including community briefing papers are available at www.xstrata.com.

HIV/AIDS
A number of Xstrata's operations are in locations where there is a high prevalence of HIV and AIDS. In South Africa, where we employ over 26,000 employees and contractors, up to one in five adults is HIV-positive. HIV and AIDS is also prevalent, to a lesser extent, in Tanzania where we operate a nickel exploration project.

In regions where HIV and AIDS represents a high or growing risk, we implement confidential, voluntary HIV and AIDS counselling, testing and treatment programmes for employees and contractors in the workplace. These initiatives are complemented by education and awareness-raising programmes and are undertaken in close partnership with unions and employees' families and partners.

We also facilitate access for any community member to testing and treatment for HIV/AIDS, in a Public Private Partnership with government, NGOs, health providers, unions, industry peers and other companies operating in the region.

In the Dominican Republic we offer a voluntary counselling, testing and treatment programme although prevalence rates in the country are relatively low at slightly more than 1% of the population.

South Africa update
The spread of HIV/AIDS represents a significant risk to our workforce in South Africa and to the stability of communities in which we operate. In addition to the humanitarian concerns, we believe it is in our business interest to invest in testing and treatment for our employees and the community.

Our strategy to address HIV/AIDS in the workplace commenced in 2004, based on a cost-benefit assessment of the impact of doing nothing compared to the cost of a fully funded intervention, prevention and treatment programme. This analysis clearly demonstrated the business case for rapid intervention to halt and reverse the spread of HIV and AIDS amongst our workforce. Our approach includes tackling the contributing factors to the spread of HIV and AIDS, including through eradicating single sex hostels for mineworkers, working with the broader community and government to implement door-to-door outreach programmes and improve access to HIV testing and treatment facilities, investing in education and prevention campaigns targeted at young people and remote areas.

We have '100%' targets for our workplace programmes:

> 100% of employees and contractors know their HIV status;

> 100% of HIV-positive employees and contractors are enrolled in treatment; and

> 100% safe behaviour to prevent new infections.

Workplace HIV voluntary testing and counselling programmes are in place at all Xstrata's operations in southern Africa. Every employee and contractor is given time off from their shift to participate in HIV awareness training which is aimed at empowering people to protect their health. Every HIV positive employee and their dependents are able to access free care and treatment through easily available channels, if required.

Training covers a broad range of health issues in addition to HIV and is followed by an invitation to all attendees to attend a confidential medical interview. A voluntary HIV test is offered, with counselling and treatment available to those testing positive.

Xstrata Coal's wellness programmes are now fully embedded and include annual health interviews at which voluntary HIV testing is offered. In 2008, 97% of Xstrata Coal South Africa employees participated in voluntary HIV testing. Xstrata Coal's focus remains to encourage employees and their dependents who test positive to take up and remain in appropriate treatment programmes. At the end of 2008, 56% of HIV-positive employees were enrolled in treatment programmes, against an interim target of 65% in 2008. All testing is confidential and, as such, encouraging HIV-positive employees and contractors to take up and remain in appropriate treatment programmes is very challenging.

Xstrata Alloys implemented an expanded wellness programme in 2008 and by early 2009, 11 of its 16 operations in South Africa and Swaziland had implemented the programme, with over 80% of employees participating in voluntary HIV testing at these operations. The programme is being implemented at the remaining Xstrata Alloys operations in 2009.

For both businesses, healthcare is provided by an independent organisation and personal information is treated confidentially and not shared with Xstrata.

Addressing HIV in the community
In 2007, Xstrata Coal South Africa, through its partner Re-Action!, entered into a collaborative relationship with the local government of the Mpumalanga Province, non-governmental organisations and the US President's Emergency Plan for AIDS Relief (PEPFAR), forming a Public Private Mix (PPM). Building on our workplace wellness, occupational health and safety services, the PPM is working to strengthen community-based health systems.

The PPM is active in three districts in the Mpumalanga Province of South Africa, where there are many mining operations and the rural and remote locations of the company sites have resulted in high numbers of migrant labour. Mpumalanga has a population of 3.5 million and community settlements are widely dispersed throughout the province, posing a challenge to immediate and nearby access to health services. Approximately one in four adults in the province is living with HIV.

The PPM programme began by specifically targeting the treatment of HIV and AIDS and TB. It integrates broader development objectives of economic empowerment, gender-specific programming, nutrition and education to create and sustain economic growth in communities. The bottom-up grassroots service is complemented with efforts to build capacity and support infrastructure in local clinics and hospitals to increase rural communities' access to HIV, AIDS and TB services.

During 2008, the PPM facilitated the accreditation of four community-based clinics as anti-retroviral sites, decentralising health services and allowing for HIV-positive patients to be cared for in their communities. Xstrata Coal South Africa has assisted in the strengthening of health systems in all provinces and has built or upgraded wellness clinics and pharmacies at five of its sites.

This was supported by the training and development of a team of community outreach workers who visit community members' homes to provide voluntary testing and to profile individual family needs and potential health risks. The PPM's target of testing and counselling 1,750 people for HIV in 2008 was surpassed and 3,280 undertook voluntary testing during the year.

In 2008, Xstrata Coal South Africa's role in the PPM was internationally recognised when it was awarded the inaugural Business Excellence Award for Expanded Community Programmes by the Global Business Coalition on HIV/AIDS, TB and Malaria (GBC). Xstrata plc Chief Executive Mick Davis gave a keynote speech at the awards dinner held in New York in June.

The PPM programme will be expanded in Mpumalanga and to other provinces in South Africa during 2009.

Malaria

Malaria is the key health risk facing Xstrata Nickel's Kabanga project in Tanzania (a joint venture with Barrick). Workplace initiatives include providing long-lasting, insecticide treated bed nets at the project site, regular insecticide spraying, elimination of mosquito breeding habitats, use of personal protective measures such as repellent and malaria prevention education, testing and treatment for employees at the medical clinic.

We also support community health initiatives to fight malaria in the broader community.

In 2008, the project integrated malaria and HIV and AIDS education, training and prevention into the site health, safety and environment requirements for project personnel. These initiatives were supported by the distribution of 30,000 treated bed nets to communities within the four wards surrounding the Kabanga project. In 2009, the project team is investigating a number of options to strengthen local health delivery infrastructure for malaria, HIV and AIDS and other potential health risks in the broader community and in advance of the project reaching the construction stage.

Through the direct engagement of local communities and government agencies, Xstrata Copper's joint venture project in Frieda River, Papua New Guinea, has delivered the Healthy Island Programme, infrastructure and education support to reduce the effect of malaria in the tropical region. The engagement process empowered local communities to determine their greatest health threats and solutions with the help of local agencies and the project team. As a result of the programme, local villages now have drainage systems in place, have cleared undergrowth and have noticeably reduced the number of malaria-carrying mosquitoes in the region.

Tuberculosis (TB)

In 2007, a detailed TB protocol was developed to support Xstrata's South African HIV and AIDS programmes. TB is a major cause of death amongst HIV-positive sub-Saharan African communities and communities often face a double pandemic of HIV and TB.

TB testing was introduced at Xstrata Coal South Africa operations in 2007 as part of annual Health Risk Assessments and in 2008, all employees and contractors that tested positive for HIV were provided with prophylactic treatment to prevent contraction of TB.

Testing will be expanded to ensure that every employee and contractor receives an annual risk assessment, including treatment as appropriate.

Targets and goals for 2009

> All operations to target reductions in the number of employees exposed to material occupational health hazards

> All sites to implement or maintain a drug and alcohol policy

> All commodity businesses to support and promote major community health programmes e.g. HIV, malaria, TB, healthy lifestyles, cancer prevention

Labour relations

Approach

We respect our employees' right to collective representation and just compensation. We provide industry-leading career development opportunities, competitive remuneration and fair and non-discriminatory workplaces. We value diversity and treat all employees and contractors fairly, providing equal opportunity at all levels of the organisation without bias according to race, nationality, religion, gender, age, sexual orientation, disability, political or other opinion or any other basis. Xstrata is committed to uphold the UN Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

All employees are free to join a union and to be represented collectively, in line with our Business Principles. Approximately 61% of our permanent workforce is represented by collective bargaining agreements.

We do not believe that any country in which Xstrata operates represents a risk to freedom of association and collective bargaining and we uphold this right at all the operations we manage.

As set out in Xstrata's Sustainable Development Policy, we consult, communicate and provide appropriate support to employees during significant organisational changes including closures, acquisitions, mergers and divestitures. Minimum notice periods vary across the Group and range from a minimum of one week in North America to up to 12 weeks in Europe. Notice periods are generally specified in workplace agreements.

2008 Employee turnover by business


Zinc 13%
Alloys 17%
Coal 21%
Nickel 26%
Copper 23%

2008 Employee turnover by region


North America 7%
South America 8%
Caribbean 19%
Europe 2%
Australasia 34%
Africa 30%

Workplace challenges

	Challenges
Stable workforce	Periods of growth and strong demand lead to competition for skilled labour in the mining industry, wage escalation and increased turnover
	Periods of weak demand and poor economic conditions result in oversupply or overstaffing
	Fluctuations in demand for commodities, linked to the economic cycle, cause periodic shortages and surpluses in the labour market
	Locally available labour may be predominantly unskilled or have low levels of literacy in some regions
	Migrant labour frequently causes social and community issues
Employee development	Providing career development opportunities and retaining key personnel
	Identifying, developing and retaining high-potential employees
	Addressing risk-tolerant or ingrained behaviours
	Implementing effective training in multi-lingual and/or low-literacy environments
Diversity	Maximising local and indigenous employment and training
	Preventing racial, ethnic or other discrimination
	Making careers in mining more accessible to women
	Increasing the proportion of indigenous people employed by our operations where appropriate

In 2008, Xstrata employed an average of 38,512 people and created 3,409 new positions. The average number of contractors employed at our sites during the year was 24,246.

In 2008, a total of 4,784 people left our business, representing employee turnover of 12.4% compared to 7.4% in 2007. The increase is mainly due to strong competition for labour in the first part of the year. This comprised 931 compulsory terminations, 1,100 redundancies and 2,753 people voluntarily leaving employment with Xstrata.

Compulsory terminations result from unsatisfactory performance, for example, as a result of non-compliance with our Business Principles or contract terms (see page 26).

Turnover by age and gender


Females aged <30 – 6%
Females aged 30-50 – 6%
Males aged >50 – 15%
Females aged >50 – 1%
Males aged <30 – 27%
Males aged 30-50 – 45%

During the third quarter, sharply reduced demand for commodity materials and steep falls in prices forced us to respond proactively, curtailing or suspending production at marginal operations or where lower demand for our products did not support continued operations. In 2008, we closed a zinc-lead joint venture with Teck Cominco in Australia, suspended a number of ferrochrome operations in South Africa, placed our ferronickel operation in the Dominican Republic onto care and maintenance, and suspended one underground longwall coking coal operation in Australia.

Since the beginning of 2009, we have continued to actively review our portfolio, resulting in additional operational restructuring or closures that have led to further redundancies. We have sought to minimise the number of compulsory redundancies at our operations, including through offering early retirement, compulsory leave and temporary lay-offs where possible.

Job losses inevitably impact on individuals and the community. These are most severe in areas where we are one of the largest employers and where alternative employment opportunities are limited. We regret the hardship that may result from job losses and endeavour to minimise the economic impact and improve the opportunities for individuals to find new jobs. We consult, communicate and provide appropriate support to employees during significant organisational changes. Transition and employee assistance programmes are made available to employees made redundant or retiring from the Group. These include pre-retirement planning, retraining for those intending to continue working or seeking alternative employment and job placement services.

OPERATIONAL FOCUS

Support for employees losing their jobs


"Assessing and mitigating the impact to the local economy of the extended shutdown of the Falcondo ferronickel operation."

OPERATIONAL FOCUS

Support for employees losing their jobs at Falcondo, Dominican Republic

In December 2008, Falcondo, Xstrata Nickel's ferronickel operation in the Dominican Republic, was placed onto a care and maintenance schedule in the light of an anticipated extended shutdown. Approximately 900 employees were made redundant as a result of this decision and received severance packages in addition to outplacement services and training.

The site has operated since 1971 and is an important part of the local economy. In view of the likely local impact we conducted an assessment of the importance of Falcondo to the Dominican Republic's economy before transferring the site to care and maintenance status.

The assessment provided senior management with additional information to understand the nature and scale of support required. The assessment captured the site's total economic contribution including wages and payroll tax, spend with local suppliers and associated taxes, income tax, government dividends and contributions to the Falcondo Foundation, the non-profit organisation established to support community development initiatives in the Dominican Republic and funded by Xstrata Nickel. The added significance of the majority of Falcondo's employees living in rural communities was also taken into consideration.

Following the assessment, the business made a three-year commitment to maintain the necessary foundation base funding of $1.5 million per annum and to provide additional funds earmarked for projects that increase the community's economic capacity. The funding will be used for re-skilling programmes, supporting small business enterprise and community programmes to address the specific needs of adolescent males, increased domestic conflict and community security.



Former Falcondo employees apply for skills training at a company-run support centre

Employee development and training

Approach

Despite the current downturn in commodity markets, Xstrata's long-term interests rely on our ability to attract and retain the best people, at every level, with the appropriate skills. We aim to provide employees with the resources they require to progress in their careers and excel in their work. We provide career development opportunities, access to training and skills development. We aim to identify high potential employees at every level and provide them with the support and tools they need to develop into the future cadre of senior managers in our business.

Every employee's performance is reviewed on a six-monthly or annual basis. Other methods used to gauge employee satisfaction and engagement include monthly employee communication meetings, suggestion boxes, exit interviews, newsletters, intranet feedback mechanisms and employee representative committees. Feedback from surveys is used as an input into the development of business plans and working practices.

Management

Xstrata's management model is highly devolved and comprises a lean corporate centre of some 50 people and five fully resourced, stand-alone global commodity businesses. The role of the corporate centre is well defined to minimise bureaucracy and avoid overlaps with the business unit activities.

We believe our devolved management structure and culture support entrepreneurial leadership, balanced with a rigorous approach to risk management. We support the development of our managers with training and education programmes. Formal succession planning is reviewed annually at the commodity business and Group levels.

Xstrata's internal Accelerated Development Programme identifies future senior managers and leaders within the business. High potential candidates are provided with an Executive Committee mentor and a tailored development programme that includes modular training and experience in different functions around the business. This is preparation for promotion to a General Manager or equivalent position.

The programme is also replicated at the commodity business level, working with high potential employees at a broader range of levels. The programme includes career development workshops, specific training, management skills acquisition and rotational placements to different areas of the Group.

Xstrata also participates in the Global Business Consortium (GBC) an innovative management development programme involving collaboration between six international companies.

Every year, six senior managers attend from each participating company. The programme compares and contrasts the strategies and business models of the participating companies to help the managers build a broad understanding of value creation over several months. This breadth of experience benefits the individual and the sponsoring company.

Performance

In 2008, Xstrata's businesses spent over $116 million on training, an average of approximately $1,849 per worker (including contractors) compared to $1,618 in 2007 (restated from $1,335). Xstrata's employees benefited from an average 38 hours of training in 2008, compared to 32 hours the previous year (restated from 71 hours).

The amount spent on training and total hours training in 2007 have been restated due to the combining of employee and contractor training data in 2008.

We deliver training and education in the workplace and through external institutions. Sabbatical leave of varying lengths is provided at the majority of commodity businesses with the return to employment guaranteed.

Hours of training by role type


Senior management 1%
Executive management <1%
Management 2%
Supervisors, administrative and technical 15%
Contractors 28%
Operational 53%

Average training hours and spend per worker


44
1,340
32
1,618
38
1,849
06
07
08
Hours
$ Spend



Apprentices training at the Xstrata Skills Centre at Mount Isa, Australia

Apprenticeships, traineeships and scholarships

We offer a significant number of trades apprenticeships, graduate trainee positions and scholarships across our operations, as outlined in the table below.

	Alloys	Coal	Copper	Nickel	Zinc	Group
Learnerships/Apprenticeships	278	433	231	116	116	1174
Graduate trainees	8	126	128	83	85	430
Student work placements	97	84	88	274	222	765
Bursaries (Scholars)	30	113	45	45	10	243

During 2008, Xstrata launched a specific graduates' website portal (www.xstratagraduates.com). The website provides information and gives users the opportunity to apply online for Xstrata Entry Level Programmes, which include Graduate Programmes, Vacation Programmes, Bursary and Scholarship Programmes.

In line with our devolved business model, employee surveys are conducted regularly by our commodity businesses. We do not conduct a single Group-wide survey of our employees.

At the commodity business level, Xstrata Nickel conducts periodic employee satisfaction and feedback surveys across its global operations. In 2008, sites used the survey results from 2007 to guide their employee engagement initiatives. Xstrata Coal conducted an organisational culture survey across the whole business encompassing employees and contractors. This survey commenced in September 2008 and is due for completion in March 2009.

Xstrata Alloys used Gallup Consulting to conduct a qualitative survey among skilled and management staff to identify issues that affect employee motivation, turnover and productivity. The survey was conducted between September and November 2008. Its results will be used to address identified personnel and development challenges. Approximately 450 employees took part in the detailed interviews.

Site level employee satisfaction surveys were conducted across a number of sites and regions during 2008. Response plans are devised and implemented by each operation.

Diversity

Approach

Improving the diversity of our workforce supports our objective of having the best people doing their best work at Xstrata. We are proactive in promoting diversity in management and the wider workforce and have zero tolerance of discrimination. Xstrata's Sustainable Development policy states that we value diversity and we do not tolerate any form of workplace discrimination, bullying, harassment or physical assault. Each site is required to implement an employee grievance mechanism to report and respond to workplace grievances fairly and systematically.

We provide an anonymous 'Ethics Line' for employees, contractors, suppliers, business partners or others to report issues anonymously, where these cannot be raised with line management directly (see page 26).

Performance

Local employment

We believe it is valuable to have local management and employee expertise in the regions where we operate. Local people understand the culture and regulatory environment and help us to operate efficiently and with sensitivity to our host country.

We filled 68% of new positions in 2008 with local people who account for approximately 73% of our employees globally. We define local people as those already living in the geographic region where the job is primarily based. Local hiring applies at all levels of employment.

Sites in remote high unemployment regions have targets and structured programmes to maximise the employment of local community members. Targets range from 65% to 100% of the workforce and where appropriate, sites also have specific targets to increase the proportion of people employed from neighbouring indigenous communities (see page 84).

Representation of women

Women are traditionally under-represented in the mining industry. At Xstrata in 2008, the proportion of women increased to 15% of all managers and 11% of the total workforce, compared to 13% and 9% in 2007 respectively. Each commodity business has appointed a member of the Executive Committee to be responsible for diversity in the workplace. Our businesses offer equal rates of pay to male and female employees of equal experience and aptitude. With the exception of South Africa, no formal diversity targets are in place, but a number of regions have implemented programmes to improve the recruitment, retention and promotion of women in mining.

In South Africa, formal targets have been set by the South African Mining Charter for the participation of women and historically disadvantaged South Africans (HDSAs) in mining. By 2009, women must represent 10% of the workforce and HDSAs represent 40% of managers. Both of Xstrata's South African businesses are on track to achieve these targets. At the end of 2008, HDSAs (including women) represented 40% of all management positions in Xstrata Coal South Africa and 56% of all management positions in Xstrata Alloys.

Xstrata Copper's Alumbrera operation in Argentina and Australian copper operations have introduced six-hour shifts, as many local workers find it difficult to spend a full shift away from home. This initiative has enabled more local people – especially women – to take up work and reduced the cost of bringing in full-time employees from outside the area. The system is also useful for identifying workers who could become full-time members of staff in the future.

Women in the total workforce (percentage)


06
07
08
10%
9%
8%
9%
9%
10%
14%
10%
9%
7%
9%
8%
Group
Alloys
Coal
Copper
Nickel
Zinc

Women – percentage of total managers


06
07
08
7%
13%
11%
15%
11%
11%
22%
9%
16%
2%
15%
8%
3%
Group
Alloys
Coal
Copper
Nickel
Zinc

Discrimination cases

In 2008, Xstrata's businesses investigated 10 cases of reported discrimination at our operations in Australia and South Africa. Eight cases related to allegations of racial discrimination and two related to alleged sexual discrimination. All complaints were fully investigated and seven of these complaints resulted in the dismissal of an employee or disciplinary procedures being implemented. The remaining three complaints were resolved to the satisfaction of the complainant or found to lack evidence or be without merit.

Supporting South Africa's diverse society


"Xstrata Alloys recognise the importance of a harmonious, diverse workforce."

Millicent Kgoete, belt attendant at Thorncliffe Mine South Africa

Supporting South Africa's diverse society



Lion Ferrochrome, Oomeshni Naiker and SHE coordinator Wessel Ebersohn examine relocated aloes

South Africa is a highly diverse society with a troubled history. Social cohesion is imperative for the country's young democracy to thrive.

Xstrata Alloys' management team recognises the importance of a harmonious, diverse workforce. National legislation including the Employment Equity Act of 1998 and the Mineral and Petroleum Resources Development Act of 2002, intends to promote equal access to South Africa's growing economy through setting targets for the promotion and employment of historically disadvantaged South Africans. The country's transformation has created tensions between different sections of the community and it is important that these are resolved. Xstrata staff have experienced this at first hand in dealings with each other, community members, government and other stakeholders.

Xstrata Alloys is approaching these deep rooted issues with commitment and originality.

The programme, known as Vuka (literally 'wake up'), comprises three sessions over several days. Xstrata Alloys' managers take part in varied groups with other participants drawn from a broad range of Xstrata Alloys' stakeholders. The first session encourages candid discussion of South Africa's inequalities, the historical causes and the psychology of discrimination. The subsequent sessions take participants to experience a day in the life of different peoples and cultures of South Africa, something many would never experience.



The Vuka programme comprises participants from a broad range of stakeholders and Xstrata Alloys personnel

Vuka concludes with reflection by the team members on the lessons learnt about themselves and the experiences, attitudes and cultures of others and a personal commitment to behaviour.

Vuka has the express support of the Executive Committee led by CEO, Peet Nienaber. Over 95% of all Xstrata Alloys' managers, including the executive leadership, have participated with stakeholders from the local and provincial governments, communities around mining and smelting operations, joint venture partners and other influential national stakeholders. Many confirmed how much it has changed their outlook on race, gender and ethnic issues.

Other benefits include more open discussion of issues considered taboo before, better cross-cultural understanding and relations in the very diverse work teams at Xstrata. Teams have reported working much more closely together after the intervention than before. External stakeholders say they now have a better appreciation of Xstrata's transformation programme and are especially supportive of the honesty with which it is being approached.

3. Environment

Xstrata aims to preserve or restore the long-term health, function and viability of the natural environments affected by its operations. This means that, while we are operating and after we have closed a site, environments should be able to sustain biodiversity, landscape functions and the needs of local communities and in the long term should be able to return to as close to their original state as possible.

Our key environmental impacts relate to greenhouse gas emissions, use of scarce natural resources, the effect of land use change on biodiversity and landscape functions, waste and tailings management, emissions to water and air, and rehabilitation and management of closed sites, as well as product responsibility issues – for example, thermal coal and heavy metals.

We are committed to minimising these impacts throughout the life of the operation and rehabilitating land once operations have ceased. Our priorities are to use resources such as energy and water efficiently, minimise our impacts on biodiversity and landscape functions, and reduce waste and emissions including greenhouse gases.

We have systems in place to ensure all Xstrata operations reach the high environmental standards we demand and that are expected by governments, industry bodies and other organisations. As part of our sustainability assurance programme, we audit sites to ensure they comply with these standards.

Xstrata recognises the importance of whole lifecycle product stewardship. We work to minimise the environmental impacts of processing our products and to raise our customers' awareness about responsible use and disposal. We support research into technologies to reduce carbon dioxide emissions from the use of coal as an energy source.

Policy and approach

We recognise the significant challenges and opportunities posed by the need to limit the environmental impacts associated with our operations and resulting from the use of Xstrata products by customers. The table shows the key challenges associated with the impact of mining and metals operations on the environment.

Our Sustainable Development Policy sets out our commitment to identify, reduce, and eliminate where possible, all the significant impacts of our operations on the environment.

Xstrata operations work to the Group's Sustainable Development Standards, which clearly articulate our management and performance expectations regarding the environment, biodiversity and landscape management, lifecycle management of products and operations, incident management, and product stewardship.

Xstrata's Sustainable Development Policy and Standards are available at: www.xstrata.com/sustainability.

Key Challenges	
Climate change and energy	Making mining and metallurgical operations more energy efficient
	Reducing greenhouse gas emissions and our contribution to climate change
	Sourcing a reliable, affordable energy supply
	Contributing to the development of low emissions technologies to significantly reduce the carbon emissions from using coal as an energy source
Water	Reducing our reliance on fresh water
	Managing potential conflicts with communities and other industries in water-scarce regions
	Minimising harmful discharges to water and impacts on the quality of local water sources
Biodiversity and landscape functions	Minimising the impacts of mining on natural ecosystems
	Contributing to the conservation of biodiversity and avoiding the loss of any IUCN Red List species
	Rehabilitating sites once operations have ceased
Waste and emissions	Minimising waste and harmful emissions to air and land
	Developing leading practice tailings and waste rock management
	Reducing waste and the toxicity of our waste material
Product stewardship	Working with our customers to reduce emissions from burning coal
	Promoting safe use and disposal of our products
	Contributing to prolonging the lifecycle of metals through our Xstrata Recycling business

Environmental management

Xstrata operations manage environmental risks and impacts through a Group-wide risk management framework that identifies risks, prioritises actions, implements mitigation measures and tracks progress.

We expect each of our sites to be fully resourced to a level that is appropriate for managing the nature and scale of their environmental risks and issues. Often, we increase the number of environmental professionals at newly acquired sites to ensure there is sufficient capacity.

Our environmental management system is aligned with ISO 14001 and the International Council on Mining and Metals (ICMM) Sustainable Development Principles. We audit site-level compliance with our environmental standards as part of the Sustainable Development Assurance Programme. We also contract external auditors to assess specific environmental risks such as tailings dams, air and water emissions, and closed sites. We use assurance results to drive improvements in our environmental management systems and overall environmental performance.

We do not mandate that sites shall be third-party ISO 14001 certified and do not use external certification as an indicator of environmental performance because it does not provide the level of assurance required by our Board and executive management team. However, every site is required to maintain an environmental management system which is compliant with ISO 14001. Our commodity businesses determine autonomously whether third-party ISO 14001 certification would provide commercial or other benefits, for example, if it is especially important to a particular stakeholder group.

We raise employees' awareness about environmental issues across the Group through environmental awareness and risk management training programmes, and educate relevant personnel about the environmental risks and opportunities specific to their sites. We regularly bring in environmental experts to provide specialist advice.

Climate change

Approach

Xstrata recognises the environmental, social and economic threat posed by climate change and the need for co-ordinated, global action to reduce greenhouse gas emissions to address these risks. Mining industry activities contribute to global carbon emissions through the direct release of greenhouse gases, in particular methane and carbon dioxide, and through the intensive use of energy, primarily generated from fossil fuels. Climate change is one of the principal risks facing our business (see Annual Report 2008 page 26).

Our approach to climate change comprises:

> reducing direct greenhouse gas (GHG) emissions from our operations, primarily through abating methane emissions from coal mining where possible and improving the efficiency of on-site fossil fuel use;

> reducing carbon emissions attributable to the electricity we purchase by improving the energy efficiency of our operations and investigating using renewable energy sources;

> supporting projects to develop and commercialise low emissions technologies to reduce the carbon emissions from burning the coal we produce;

> engaging with governments and other stakeholders on the development of equitable, efficient regulatory frameworks to reduce GHG emissions;

> improving our understanding of the potential physical and weather-related risks of climate change on our operations and logistics networks and incorporating adaptation of these into longer-term planning;

> improve operational energy efficiency (see pages 58-60), to reduce GHGs associated with mining, concentrating, smelting and refining, as well as product transport and business travel;

> investigate opportunities to switch to low-carbon energy sources; and

> identify opportunities to reduce the lifecycle carbon footprints of our products.

Reducing operational greenhouse gas emissions
Xstrata's climate change strategy is to minimise our energy consumption and GHG emissions, and increase the share of energy we use that comes from low-carbon sources. We aim to reduce the carbon intensity of our products, measured as the GHGs emitted per tonne of product.

Xstrata's GHG emissions are the result of:

Scope 1 emissions (direct)	> Fugitive methane released during coal mining from decayed organic matter in rock strata > CO_2e emissions from the use of reductants, such as anthracite and carbon, in the ferrochrome smelting process > Fuel, such as diesel and oil, used on-site
Scope 2 emissions (indirect)	> Purchased electricity used to run our operations, generated mostly from generation companies burning fossil fuels
Scope 3 emissions (from sources not owned or controlled by Xstrata)	> Combustion of coal produced by the Group by our customers > Transport of materials and consumables to our operations > Transport of product from our operations > Waste sent to off-site landfill > Emissions from business travel (from 2009)

Methane and waste gas capture and use
Fugitive methane represents our most significant source of direct GHG emissions. Methane is a potent GHG which is 21 times more potent than CO_2. Methane is created during the formation of coal and is released through mining. Different mines or coal seams within a mine have a higher concentration of methane than others, according to the region and specific geological characteristics.

We aim to use methane from mining operations in energy generation where possible, or convert the methane to CO_2. Methane is drained from underground operations as a safety measure and is either burned to convert the gas into less potent CO_2 or, when in sufficient quantities, used to generate electricity to reduce GHG emissions.

Xstrata Coal has installed three methane-fired power stations in Australia. These are owned and operated by Envirogen at our Oaky Creek and Tahmoor operations and the closed Teralba mine. The power stations generate a total of 25MW, which will increase to 31MW during 2009. We are investigating the potential to increase the capacity of the Oaky Creek power stations to in excess of 20MW and we are undertaking a feasibility study into installing methane-fired power generators at the new Blakefield South mine at Bulga in the Hunter Valley. Electricity generated is either used to power the mine, minimising transmission losses, or is sold to the local grid.

Xstrata Coal has also invested AUD25 million to develop improved methane capture techniques.

We are conducting studies to investigate the potential for other GHGs produced during smelting, including carbon monoxide, to be captured and used for energy generation. For example, we estimated that a co-generation project to generate electricity using carbon monoxide from our ferrochrome smelters at Lydenburg and Boshoek could prevent the emission of approximately 150,000 tonnes of CO_2e annually, while at the same time generating revenue from the sale of electricity. If implemented, the project would qualify as a clean development mechanism under the EU Emissions Trading Scheme and enable us to use a portion of the carbon credits it receives to fund other sustainable development projects in South Africa. In 2008, we participated in a pilot study run by Eskom, South Africa's energy provider, which found that the high costs of the project currently limit its feasibility. We are now participating in a follow-up study to evaluate more cost-effective technologies, the results of which will be published in 2009.

Energy use

Energy efficiency is given a high priority by Xstrata management. Xstrata-Merafe Chrome Venture's energy efficiency achievements were recognised when it received a special mining sector energy efficiency award, sponsored by the South African National Business Initiative (NBI). The award recognised the overall savings in energy consumption of >12% per tonne alloy produced achieved by the Venture's 2.4 billion Rand investment in world-class energy-efficient furnaces at its Lion ferrochrome plant in Limpopo and the Bokamoso pelletising plant in North West Province. See pages 58-60 for further information on Xstrata's energy efficiency initiatives and performance in 2008.

Alternative energy sources

Xstrata is exploring opportunities to use lower carbon power sources, including renewable energy. Renewable energy initiatives across the Group include:

> Xstrata Alloys is progressing a feasibility study into growing microalgae for biofuels production on the CO_2-rich off-gases from its ferrochrome smelters;

> Xstrata Coal has also launched a scoping study into the use of coal tailings for energy generation;

> Hydropower generation provides nearly 60% of Xstrata Copper's Alumbrera mine in Argentina and is used by a number of generation companies that supply our operations in Norway, Spain and Canada;

> Xstrata Copper is studying the feasibility of a new, 600MW hydroelectricity project in southern Chile;

> Xstrata Copper's Lomas Bayas mine has implemented a solar energy programme for illumination in the mine area at night; and

> Xstrata Nickel has pledged $2 million over five years to the Cambrian College Sustainable Energy Centre, Canada, to develop new alternative energy products.

Xstrata Nickel also began a feasibility study on the use of wind power at Falcondo, Dominican Republic, but progress has been delayed because of the recent suspension of operations at the site.

Supporting low emissions technologies

Xstrata mines about 1.5% of the world's annual thermal coal production and is the largest exporter. We recognise the importance of finding ways to reduce the contribution that burning coal makes to climate change and we are committed to supporting research and development of technologies that will reduce the impacts associated with our customers' use of the coal we produce.

Combustion of the coal produced by Xstrata Coal in 2008 by our customers accounts for an estimated 200 million tonnes of CO_2e (GHG) or approximately eight times the emissions generated from Xstrata's operations.

We invest in the development and commercialisation of low emissions technologies in partnership with other coal producers, governments, and scientific and academic organisations.

Coal currently provides nearly a quarter of the global energy mix and represents around 60% of the world's energy reserves. Demand for fossil fuels is anticipated to increase to meet increasing global energy needs. Coal offers a reliable and secure source of energy for developed and developing countries, particularly for those that lack adequate oil and gas resources. The International Energy Agency predicts that coal's share of global energy consumed will rise from 25% at present to 30% by 2030, largely due to the industrialisation of emerging markets such as China and India. This projected growth in demand underpins Xstrata's strategy to continue to grow our thermal coal business. However, it also highlights the urgent need to reconcile the energy needs of growing populations and developing economies with the requirement to reduce carbon emissions to mitigate the risks associated with climate change.

We believe that all sources of energy will be required to satisfy the world's growing energy needs, including renewables, nuclear, coal and other fossil fuels. We believe that emissions reductions from the use of thermal coal are necessary and achievable, in a number of ways:

> Employing new combustion processes to improve the amount of useful energy from a given quantity of fuel (thermal efficiency) to reduce GHG and other emissions;

> Converting coal to gas (gasification), mainly hydrogen, and using this as the primary fuel source in power stations, instead of burning coal directly;

> Capturing the CO_2 from coal or coal gas combustion and storing it permanently underground, known as carbon capture and storage or geo-sequestration (CCS).

A number of advanced low emissions coal technologies for electricity generation are already being trialled throughout the world. However, progress has been slower than previously anticipated and significant government and industry support and funding is required to realise the G8 countries' target of 20 CCS plants in operation by 2020.

The Integrated Gasification Combined Cycle (IGCC) system is a promising technology in terms of its high efficiency and environmental performance. In IGCC, coal is initially converted to gas, mainly carbon monoxide and hydrogen. Gas is burned in a turbine with the excess heat used to drive a steam turbine, resulting in greater efficiency in producing electricity. A concentrated stream of CO_2 can be produced, readily captured and stored in underground geological formations,

disused oil and gas reservoirs, or the deep ocean, resulting in zero emissions to the atmosphere. The system also has the potential to produce chemicals and liquid fuels from the coal gas. In the future, hydrogen from coal gasification may also be used to generate clean power in fuel cells or to run hydrogen-powered vehicles.

Xstrata contributes to the funding of the following projects:

COAL21 Fund
The COAL21 Fund imposes a voluntary levy per tonne of coal produced by the Australian coal industry. Xstrata Coal expects to contribute over AUD180 million to the AUD1 billion fund over 10 years to support research and development of low emissions technologies in Australia including:

> AUD68 million to the Callide Oxyfuel project (see below);

> AUD300 million to an integrated gasification combined cycle (IGCC) project in Queensland;

> Initial support for a feasibility study into the Zerogen IGCC project in Queensland;

> AUD50 million commitment for a post-combustion capture demonstration project in New South Wales;

> AUD75 million commitment for a National Low Emission Coal Research body in cooperation with the Commonwealth and State governments; and

> AUD20 million commitment for geosequestration storage assessment in Queensland.

Callide Oxyfuel project
Xstrata Coal has committed AUD1 million to the AUD200 million Callide Oxyfuel project to demonstrate oxyfiring in addition to the funding it is contributing through the COAL21 Fund (see above). Oxyfiring enables coal to be burned in a mixture of oxygen and recirculated flue gases and produces a highly-concentrated stream of CO_2 that is suitable for subsequent storage. It could be retro-fitted to existing power generation plants or incorporated into new build plants. The project has secured full funding from both Australian and Japanese industry, as well as the Australian and Japanese governments.

CO_2CRC and Otway Basin Project
Xstrata Coal contributes AUD250,000 per annum to the Co-operative Research Centre for Greenhouse Gas Technologies (CO_2CRC). The CO_2CRC comprises participants from Australian and global industry, universities and other research bodies from Australia and New Zealand, and Australian Commonwealth, State and international government agencies. The CO_2CRC Otway Basin project in south-west Victoria, Australia is one of the largest projects in the world to demonstrate geosequestration and the necessary monitoring and verification techniques. The project was launched in early April 2008 and by early 2009, the project had successfully stored over 40,000 tonnes of CO_2. The CO_2CRC is also advancing CO_2 capture and sequestration research at the Hazelwood Power Station project in Victoria.

New research from CO_2CRC in 2008 suggests that the cost of capturing CO_2 from Australian power stations could be reduced by 25%. One of the barriers to commercial uptake of the technology is the current high cost, partly due to the amount of additional energy required to capture and compress CO_2 from power stations.

FutureGen
Xstrata Coal has committed $25 million over four years to the FutureGen project, a public-private partnership to design, build and operate the world's first coal-fuelled, near-zero emissions, carbon capture and storage power plant in the US at an estimated net project cost of $1.5 billion. The FutureGen project was postponed in 2008 by the Bush administration. Efforts continue to secure US Department of Energy funding for the project under the new Obama administration. The IGCC plant would produce 275MW of electricity and aims to prove the technical and economic feasibility of producing low-cost electricity and hydrogen from coal while eliminating over 90% of emissions by capturing and permanently storing CO_2.

Engagement on climate change

We engage with a broad range of stakeholders on the topic of climate change and we participate in the development of climate change policy in our key operating regions. Our engagement includes advocacy for international market-based frameworks and the development of equitable policies to reduce GHG emissions.

Several of the countries in which we operate have already introduced regulations or laws on the reduction of GHG emissions. A number of others are in the process of agreeing new legislation to regulate carbon emissions including Australia, Canada, South Africa and the UK.

In coming years, the likely effects of the Kyoto Protocol and its successor will include increased costs for fossil fuels, electricity and transportation, restrictions on industrial emissions and penalties for emissions in excess of permitted levels.

In 2008, our engagement included:

> In Australia, Xstrata Coal and Xstrata Copper are engaging with government on the exposure draft of legislation relating to the Carbon Pollution Reduction Scheme;

> We are participating in consultations relating to the UK government's proposed Low Carbon Industrial Strategy;

> Xstrata Nickel engaged with the Government of Ontario on the Western Climate Initiative and with the Canadian Federal Government on its 'Turning the Corner' climate change position paper; and

> In Chile, Xstrata Copper is working with the British Chamber of Commerce Climate Change Roundtable to improve climate change awareness at public, educational, governmental and industrial level and is actively participating in Chile's National Energy Efficiency Program to promote efficient energy use in mining.

Responding to climate change at Raglan

"Raglan is implementing a climate change strategy to investigate and minimise risks from global warming."



Christine Blais records meteorological data at Xstrata Nickel's Raglan operation, Canada

OPERATIONAL FOCUS

Investigating and responding to long-term climate change impacts at Raglan, Canada

Its location in the Canadian Arctic means Xstrata Nickel's Raglan operation is particularly exposed to the effects of climate change. Raglan's tailings management system relies on permafrost and may be impacted by warmer average temperatures.

Raglan is implementing a climate change strategy to investigate and minimise risks from global warming. We have commissioned a team of experts to conduct research into the integrity of its tailings disposal area as climate change risks are exacerbated. Research and monitoring is ongoing, but analysis to date suggests the present disposal method is valid.

The mine is also committed to reducing its own carbon footprint. It has established an energy efficiency committee to identify energy-saving opportunities and investigate the possibility of utilising renewable power sources in the Arctic.

The biodiversity of this northern region is also at high risk. One concern is that warmer weather may delay the formation of ice over hydroelectric reservoirs and in doing so disrupt migration routes or cause mass drowning if caribou attempt to cross thin ice. Raglan is contributing a total of $125,000 in cash, as well as $225,000 in-kind research support, to a project to examine the effects of climate change and mining activities on migratory caribou.



Xstrata Nickel's Raglan operation is contributing to research on the effects of climate change and mining activity on migrating caribou



The Deception Bay wharf at Xstrata Nickel's Raglan operation

Physical risks

It is anticipated that weather patterns will be affected by climate change, which may pose a risk to Xstrata operations. For example, a study completed in 2007 indicated that climate change could increase the frequency, length and severity of droughts, resulting in potential water shortages with a consequent impact on our operations in arid areas. Raglan, our site in the Canadian Arctic, will be affected by rising temperatures because it relies on permafrost for tailings storage (see pages 55-56). The transport networks we use will come under increasing pressure if extreme weather events become more common and sea levels rise.

Performance

Greenhouse gas emissions

In 2008 our total direct and indirect CO_2e emissions were 24.9 million tonnes, 7% higher than 2007 (23.3 million tonnes restated). Fugitive methane remained our greatest source of direct CO_2e emissions in 2008 accounting for 41% of total direct emissions. The increase is partly due to the additional 1.5 million tonnes CO_2e (mostly methane) resulting from the newly acquired underground coal operations at Ravensworth and Tahmoor in Australia. Our coal and alloys businesses were responsible for over two-thirds (68%) of the Group's total GHG emissions in 2008.

CO_2e emissions



16.5
14.5
17.4
23.3
24.9
7.7
7.5
6.9
7.0
9.1
0.05
0.04
0.03
0.02
0.01
04
05
06
07
08
Direct
Indirect (electricity)
Carbon intensity per tonne of product

We have restated our 2007 GHG emissions – see page 16

CO_2e by commodity business (% of Group total)



Nickel 9%
Copper 12%
Zinc 10%
Coal 36%
Alloys 33%

In 2008, Xstrata Coal's three methane-fired power stations prevented the release of a total of over 1.3 million tonnes CO_2e, compared with approximately 677,500 tonnes in 2007, due to increased capacity at the Oaky Creek power plant and at the acquired Tahmoor operation. The Oaky Creek power plant was expanded in 2008 to generate 20MW per annum, which will increase our total annual power generation from methane to 31MW in 2009.

Xstrata Copper uses coal seam methane to power its refinery at Townsville, Queensland, in place of fuel oil and naphtha, resulting in a CO_2e emissions reduction of 4,921 tonnes since the initiative began in 2006. 2008 was the first full year in which Townsville used no fuel oil or naphtha as a result of this initiative.

Indirect emissions from purchased electricity constituted 37% of our total GHG emissions in 2008. The majority of purchased electricity came from fossil fuels, with 30% from renewable energy sources (principally hydroelectric power). See Energy (page 58) for details of our energy efficiency performance in 2008.

Volumes of raw materials, consumables and products are reported by each operation via the Xstrata Sustainability Database. This data is then used to calculate emissions from the various modes of transport used to move these volumes to and from each operation. In 2008, third-party transport caused the emission of an additional 15.4 million tonnes of CO_2e, not included in our total carbon footprint. These emissions are reported as Scope 3 indirect emissions. In addition to transport emissions, we also report emissions from waste to off-site landfill (18,499 tonnes CO_2e) and methane sent for power generation (200,943 tonnes CO_2e) as Scope 3 indirect emissions.

Carbon intensity

In 2008, the carbon intensity of our operations increased by 8% over 2007, as a result of acquiring the Ravensworth Underground and Tahmoor mines in Australia, as well as increased haulage distances at several of our open cut coal and copper mines. Carbon intensity was 28% lower than in 2005, due to changes to our GHG emissions profile following the acquisition of Falconbridge in 2006.

Carbon intensity is calculated from the Group's total CO_2e emissions over the sum of our total production in tonnes of primary products. This measure is useful in providing an indication of general trends in the carbon intensity of our operations and we will continue to report our Group carbon intensity year-on-year. However, work undertaken by each of our commodity businesses in 2008 to improve our carbon intensity reporting has further demonstrated the complexity inherent in calculating accurate intensity denominators that take into account a number of different industrial processes and products within one

Improving our greenhouse gas emissions reporting

We are improving the accuracy of our GHG reporting year-on-year and use the latest research to inform our methods. Our intention is to provide the most comprehensive dataset of emissions and resources use we can. We report our GHG emissions in line with leading practice protocols such as the World Business Council for Sustainable Development (WBCSD)/World Resources Institute (WRI) GHG protocol 2004 and the Global Reporting Initiative (GRI G3).

Our commodity businesses are customising these protocols for measuring and reporting energy consumption and GHG emissions within their business. Accuracy is paramount in order to set meaningful reduction targets that do not unintentionally incentivise or penalise certain elements of the production process. To address this, Xstrata's operations are implementing site-level carbon intensity targets where appropriate. In 2008, we calculated the GHG emissions from the transport of materials and product to and from our sites, which is our major source of Scope 3 emissions under the WBCSD/WRI GHG protocol.

We report our emissions to the Carbon Disclosure Project (CDP) and the Dow Jones Sustainability Index (DJSI). In 2008, Xstrata was recognised as the resources sector leader in the DJSI and featured in the CDP's Leadership Index for the raw materials, mining, paper and packaging sector. All Australian operations reported their performance through the Australian Government's Greenhouse Challenge Plus initiative in 2008 and are transitioning to report under the National Greenhouse and Energy Reporting Regulation from 2009.

We are participating in an ICMM initiative to establish standard reporting metrics for emissions intensity. The initial project has confirmed that this is a highly complex area that requires further work to define reporting metrics by commodity and potentially by site and each commodity business undertook further research in 2008 into defining appropriate denominators for each site to establish site-specific intensity reduction targets.

complex, division or commodity business (see Improving our greenhouse gas emissions reporting above).

GHG emissions include Scope 1 and Scope 2 emissions, i.e. direct GHG emissions from Xstrata's operations and indirect emissions from the purchase of electricity used at our sites.

Targets and goals for 2009

> All alloys, copper, nickel, zinc-lead operations to implement carbon intensity reduction targets

Energy

Approach

A number of Xstrata's activities are energy intensive. Around half the energy we use comes from electricity, predominantly used to run our metallurgical operations. At mines, our primary source of energy is diesel, used to run the mining fleet and mobile equipment, which represents 21% of our overall energy use.

Our priority is to ensure all Xstrata operations have access to a secure and cost-effective supply of energy. This is crucial for the continued operation and growth of our business. The reliability and affordability of energy supply can be affected by factors beyond our control, including increased demand, political, regulatory and economic uncertainties, and problems with local generation and transmission of power. In some regions we depend on one major or national power generation company, for example, Eskom in South Africa. We manage this risk by improving the energy efficiency of our operations, negotiating long-term contracts with energy providers, and diversifying our power sources where possible.

Being energy efficient helps us to reduce our GHG emissions, and cut costs and gives us a competitive advantage in a resource-scarce environment. We measure efficiency as energy intensity – the amount of energy required to produce one tonne of product.

We are working to make mining more efficient. All our businesses have energy efficiency plans in place and we carry out regular energy audits at operations. We endeavour to make all new major mines and projects as efficient as possible. We engage with suppliers to develop more efficient equipment and replace worn machinery and vehicles with energy-efficient alternatives.

Performance

Energy consumption (petajoules)



58.2
38.8
19.4
55.4
34.1
21.3
61.9
37.7
24.2
127.4
61.9
65.5
127.1
62.3
64.8
04
05
06
07*
08
Direct
Indirect (electricity)
Energy intensity per tonne of product

* Restated, see page 16

Energy consumption by commodity business (petajoules)



Alloys
Coal
Copper
Nickel
Zinc
22.4
10.8
13.7
18.1
11.4
20.1
12.9
15.5
26.7
13.8
27.7
36.8
24.5
16.0
32.8
30.5
04
05
06
07*
08

* Restated, see page 16

Energy consumption by source (% of Group total)



Natural gas 6%
Coal/coke 3%
Naphtha 7%
Other fuels 14%
Electricity 49%
Diesel 21%

Energy purchased by source



Unspecified sources 2%
Nuclear energy 8%
Renewable sources 30%
Fossil fuels 60%

Alloys Energy Intensity (petajoules per million tonne product)



17.04
13.94
16.41
20.09
18.03
04
05
06
07
08

Energy use

Xstrata operations used 127.1 petajoules of energy in 2008, a very similar level to 2007 (127.4 petajoules restated). Stable electricity use and increased diesel consumption because of higher production and haulage distances were offset by reduced use of coke and other fossil fuels, the result of lower production and improved efficiency at Xstrata Alloys operations. Xstrata Alloys' ferrochrome smelters are amongst our most energy intensive operations and accounted for 16% of our total energy use in 2008 and 85% of Alloys' total energy use.

Our direct energy consumption amounted to 64.8 petajoules, marginally lower than in 2007. We used 62.3 petajoules of purchased electricity, of which 30% came from renewable sources. In 2008, energy costs represented 12% of total Group operating costs, split equally between fuel costs (6%) and electricity costs (6%).

Several operations suffered from constrained energy supply in 2008. In South Africa the only electricity provider, Eskom, imposed restrictions on energy use by industry at the start of 2008. Xstrata Alloys' energy efficiency initiatives (see below) will help to mitigate the impact of future restrictions. In Chile, sites continued to be affected by an unreliable supply of natural gas. To minimise the impacts of this on operations, sites can run on a variety of alternative energy sources including diesel, fuel oil and liquid petroleum gas and can reconvert to natural gas if sufficient supplies are available in future.

Energy efficiency

Our Group target for 2008 was to reduce energy intensity (petajoules per million tonnes of product) by an average of 3% on 2007 levels by 2012. Our Alloys and Coal businesses are targeting a 5% improvement in energy intensity by 2012. All Xstrata Copper sites are required to implement energy intensity reduction targets. Four out of five divisions have targets in place, all of Xstrata Copper's sites will have targets in place by the end of 2009. Xstrata Nickel and Xstrata Zinc are aiming for a 1% reduction in intensity as there are fewer opportunities to further reduce these energy efficient operations. In 2008 our Group energy intensity remained at a similar level to 2007.

Xstrata Alloys, our most energy-intensive business, improved its energy efficiency by 8% from 2007 levels. Its energy efficiency activities in 2008 included:

> At Lion, full-scale implementation of Xstrata's proprietary Premus technology for more efficient ferrochrome production, which will enable us to improve efficiency by around 30%, when compared to the most efficient other technology available and save nearly 430,000 MWh per annum as a result.

> Launch of the fully-operational Bokamoso pelletising plant. The plant has substantially increased furnace efficiency, reducing energy consumption at Wonderkop and Rustenburg by over 6% per year, cutting the amount of ore required to feed the furnace, and producing less slag.

Further improvements are being targeted at the Eland platinum mine, where an investigation is under way into how to reduce diesel consumption. In 2008, Eland consumed 1.3 million litres per month.

Targets and goals for 2009

> All managed operations to implement site energy intensity reduction targets

Water

Approach

We use large volumes of water in the extraction and processing of minerals and metals and we also generate wastewater. We are committed to continually improving the efficiency with which we use water, and to avoiding negative impacts of our operations on water quality.

We take a regional approach to water management. We operate a number of sites in arid regions where competition for water resources is high, including areas of Australia, Chile and South Africa where water conservation and water intensity is a primary focus. Other operations are located in water-abundant areas, where water quality, effluent treatment and control of discharges are our focus.

Water availability and our potential impacts on water quality are key considerations when we plan the expansion of existing operations or the construction of new ones. We carry out Environmental Impact Assessments and use the results to advise our planning and ensure operations have the smallest possible impact on water resources.

Water availability

The world's water supplies are not evenly distributed and are under increasing pressure from agriculture, industry and communities.

To ensure we do not exert excessive pressure on resources, we carry out assessments at all Xstrata managed operations to determine actual and potential water scarcity. Assessments look at the volume of water available and environmental factors, and through our engagement programmes we determine the requirements of local communities and other users.

Sites at which water availability is deemed to present a current or future risk must implement water conservation plans, water intensity targets and water efficiency activities. Plans are tailored to sites' specific activities and to local conditions, including water scarcity and the frequency of storm events. We also use this information to set site-specific water conservation targets.

Where possible we share excess water with other operations that do not have enough. For example, at some Xstrata Coal operations in Australia and South Africa, we pump water from one site to another through pipelines we have constructed. In North Chile, Xstrata Copper transports recovered copper solutions from Altonorte's smelter dust treatment plant to Lomas Bayas for reuse in solvent extraction.

We also share excess water with local communities. For example, surplus mine water from Ulan coal mine is used to irrigate 240 hectares of nearby pasture land.

Water recycling

We aim to progressively increase our use of recycled water to reduce our reliance on fresh water resources. We reuse water a number of times based on the quality of water required by each step in the process, often with a final end-use of dust suppression.

Our sites in water-scarce areas are finding innovative ways to recycle and reuse water. At Oaky Creek, an Xstrata Coal operation in Queensland's Bowen Basin, water that has been used in wash down bays is saved and reused to wash coal.

Xstrata Coal's operations in Westside and West Wallsend, Australia are assessing a plan to eliminate discharge of saline wastewater into rivers, by transferring wastewater from mines to a local quarry for stone washing. The quarry would then discharge the treated water to the saline Lake Macquarie. We are in talks with local government and other stakeholders to agree mutually acceptable terms for the project.

Xstrata Copper's Altonorte smelter located in Chile consumes treated wastewater as 70% of their overall water consumption. The use of this treated wastewater greatly reduces withdrawal from the local aquifer.

Discharges to water

Our environmental management systems are designed to protect natural water resources. We monitor water quality to ensure that any discharges of water off-site do not negatively affect the environment. We treat wastewater to remove potentially harmful substances, such as suspended solids or heavy metals, before discharging it to water courses. For example, Xstrata Coal's Ulan mine in Australia has a long-term water management plan to reduce the impact of discharges on the Goulburn River. As part of the plan, the operation developed a desalination method that treats water using reverse osmosis. River water quality and aquatic invertebrate biodiversity have benefited as a result.

We mitigate the impacts of any environmental incidents that affect water quality and take steps to prevent acid rock drainage from occurring (see page 73).

In 2008, Xstrata Coal Queensland supported research into water management, including the remediation of water affected by acid rock drainage and an industry-wide database on water management leading practice. It also conducted a review of tailings and water pipeline management, to reduce spills from breaks in pipelines and eliminate sources of water pollution.

Performance

Total water consumption by commodity business



Alloys 9%
Coal 11%
Copper 49%
Nickel 13%
Zinc 18%

Reducing reliance on the Hunter River, Australia

Fresh water use (megalitres)


Fresh water intensity per tonne of product
74,900
75,300
85,600
168,700
170,100
04
05
06
07
08

Recycled water use (megalitres)


92,900
98,900
101,300
511,400
04
05
06
07
08

In 2008 we used more than 680,000 megalitres of water in total, comprising 170,000 megalitres of fresh water and 511,000 megalitres of recycled water. Xstrata Copper requires the most water of all our business units (49% of our total water use) and seven of its ten most water-intensive sites are in arid regions which limit the opportunities available for capturing rain water.

Fresh water

Our fresh water use was similar to 2007 levels (less than 1% increase). Around 63% of the fresh water we used came from surface water (including rivers and lakes) and 27% from groundwater (including rainwater). 10% came from potable water sources.

Our fresh water intensity (measured as megalitres of raw ground water, surface water and potable water used per million tonnes of product) increased by just over 2% from 2007 levels.

All Xstrata sites developed water conservation plans in 2008, with the exception of newly acquired sites and some Xstrata Nickel operations, which will complete their plans in 2009. This included plans for operations where water availability is deemed to present a current or future risk.

At Collahuasi, in a water-scarce part of the Andes, Xstrata Copper and its partners in the mine are working to reduce water intensity to enable greater copper production within local restrictions on fresh water use. In December 2008, Collahuasi started to operate a new tailings thickener that increases tailings density and reduces water use by 0.04m^3 per tonne. Collahuasi reduced its water intensity by 1.6% to 0.61m^3 per tonne in 2008 and will continue work towards a target of 0.58m^3 per tonne in 2009.


"Xstrata Coal's Bulga Complex has reduced its use of fresh water from the Hunter River by 1.2 billion litres per annum."

Andrew Wright, environment and community manager, collecting water samples

OPERATIONAL FOCUS

Reducing reliance on the Hunter River, Australia

Xstrata Coal has cut its Hunter River water consumption at its Bulga Complex by 1.2 billion litres, from under 1.6 billion litres in 2007 to just under 400 million litres in 2008.

We achieved this through identifying water-saving opportunities using water audits and computer models that simulate Bulga's water supply, demand and storage requirements over the life of the mine. Based on the results, we:

> Installed a filtration system that has enabled us to use bore water instead of river water for dust suppression and equipment washing and cooling at the site's Beltana mine. In the past, Beltana used 35 million litres of river water per month for this purpose; and

> Established a system to extract water from coal tailings, increasing the amount of water available for recycling and enabling tailings to be stabilised and rehabilitated more quickly.

Together these changes relieve pressure on the Hunter River, make more water available for other users within the catchment, and provide greater water security for the site.



Ben Clibborn, Bulga's Environment & Community Manager monitoring water quality

Water recycling

We used 511,400 megalitres of recycled water in 2008, 30% more than in 2007. The increase is attributable to the introduction of water management plans which encourage water recycling at every managed operation, together with increased rainfall in South Africa and Australia which allowed rainwater run-off, collected from mining areas, to be recycled and reused. It has enabled our increased demand for water to largely be met by recycled water.

At Mount Isa copper operations, Australia, we invested $300,000 to increase stormwater containment capacity by 130 million litres which will improve our ability to capture and recycle stormwater during rain events. This has also reduced the number of environmental incidents recorded because there are less off-site stormwater discharges (see page 78).

Discharges to water

Xstrata operations discharged a total of 273,700 megalitres of waste-water in 2008. A large proportion of water we discharge is from the 21 closed sites acquired through the Falconbridge transaction, where water is treated before being discharged as a key part of post-closure remediation.

Targets and goals for 2009

> CBU targets to achieve a minimum 5% reduction of fresh water intensity on 2007 performance by 2010 in water-scarce regions

A zero discharge plan at Eland platinum mine


"Downstream water quality has improved considerably"

Xstrata Alloys is cutting discharges of water from its Eland platinum mine to zero.

In the past, Eland generated almost 1 million m^3 of water annually which is high in suspended solids and sometimes contaminated with hydrocarbons. During heavy storm events, dams have occasionally overflowed washing contaminated water onto surrounding land and into local water courses.

In 2008, Xstrata Alloys established two new dams upstream to ensure greater control over water flow rate and allow suspended solids to settle out, thus preventing downstream areas from becoming polluted. As a result, water quality has improved considerably – evident from the return of fish to the downstream dam and birds and natural vegetation to the surrounding area. We have fenced off the site as it has the potential to become a biodiversity reserve within five to 10 years.

The water cleaning process at Eland platinum enables water to be reused



Biodiversity and landscape functions

Approach

Xstrata operates in a wide variety of environments with varying degrees of ecological sensitivity. Some operations are located in biodiversity-rich areas that contain endemic and threatened species. We aim to avoid net losses or degradation of natural habitats, biodiversity and landscape functions such as watershed and microclimate management. We are also committed to rehabilitating and restoring landscapes once our mining and exploration activities have ceased.

None of our managed operations' leases are within protected areas but 28 of our sites are adjacent to protected areas or located in or adjacent to biodiversity-rich areas, as shown in table on pages 66-68. As a member of the International Council on Mining and Metals, we do not explore or mine in World Heritage listed sites. No Xstrata operations are located adjacent to World Heritage designated areas.

Conservation plans and activities

All Xstrata-managed operations must implement a biodiversity conservation plan. We aim for acquired operations to introduce plans within two years of acquisition.

Before beginning to operate in a new area or making major changes to existing operations, we conduct baseline surveys to identify and record the existing biodiversity of the site and determine whether any threatened species (including species listed on the IUCN Red List) or vulnerable ecosystems are present. We perform environmental impact assessments to identify potential impacts on the site's biodiversity and landscape functions. We conduct biodiversity assessments as soon as practicable at acquired operations.

We monitor biodiversity throughout the lifecycle of an operation, to identify any impact on species or ecosystems, keep track of factors affecting the site's biodiversity, and ensure integrity of local protected areas.

We work with external stakeholders, including local and national governments, local communities and conservation NGOs, to develop and implement biodiversity conservation programmes. Our activities include:

> Working with Conservation International to assess potential biodiversity impacts of a river diversion at McArthur River Mine in Australia's Northern Territory;

> Providing funding to establish a refuge area and second population of the critically endangered northern hairy-nosed wombat in Queensland, Australia (see page 72);

> Also in Australia, a partnership with state government, NGO Conservation Volunteers Australia and a local school to eradicate weeds and restore native vegetation at Xstrata Coal's Ulan mine in New South Wales. We have eradicated willow over a 19 kilometre section of the Goulburn River Upper Catchment and revegetated the area; and

> In New Caledonia, engaging stakeholders – including local and national government, local communities and French conservation NGOs – on plans to dredge a channel for shipment of product from Koniambo (see case study on page 65).

Biodiversity offsets are reserves established to protect ecologically sensitive areas within our mining or exploration leases, or to compensate for the impacts of our operations on biodiversity. Xstrata has established three biodiversity offset areas, one nature reserve and identified three potential conservation areas.

We also support a number of biodiversity conservation initiatives associated with our operating regions, in partnership with governments and conservation organisations.

Landscape management, site closure and rehabilitation

We manage the impacts of our operations on landscapes at every stage in their lifecycle, from initial exploration to decommissioning and closure.

It is unavoidable that exploration and mining will have some effect on landscapes, but we minimise these impacts by removing as little topsoil and vegetation as possible and by rehabilitating sites (or part of a site) as soon as possible after activity has ceased. For example, portions of our exploration site at Araguaia, Brazil are located within a sensitive tropical forest. We minimised bulldozing for roads and drill pads by manually removing as much vegetation as possible and re-planting. We set annual targets to rehabilitate disused exploratory drill sites and access roads using fast-growing grasses and native plants grown in our own nursery.

We cover and contour waste rock dumps to prevent acid rock drainage and match local topography (see page 73).

Closure plans, which include a full assessment of all significant environmental risks, are in place at all managed operations. They are based on ICMM's closure planning guidance. Each of our businesses customise the guidance to suit their needs.

Plans are reviewed annually to ensure that closure and rehabilitation cost estimates are still correct, check that environmental, social and legal circumstances have not changed and identify any new potential commercial opportunities for reuse of the site. We aim to rehabilitate sites to a sufficiently high standard that they can be used for residential or agricultural purposes, or return them to a condition similar to their natural state prior to the commencement of operations.

Each year we measure the estimated cost of rehabilitating our sites at closure over the life of the operation. In some countries we provide the government with a bond (usually a bank guarantee) that would cover closure costs or maximum liability over the term of the operating plan.

We also remediate historic contamination from previous activity at our sites, in partnership with local authorities and other companies.

Biodiversity management at Koniambo, New Caledonia

"The site is within an area rich in biodiversity. Koniambo is implementing a leading practice biodiversity conservation programme to minimise its impact on local ecosystems."



Koniambo's environmental specialists at an air quality station



Rosemay Koatayba at the Koniambo-supported nursery programme

Construction at Xstrata Nickel's Koniambo mining and smelting operation, a joint venture with the Société Minière du Sud Pacifique (SMSP), began in 2007. The site is within an area rich in biodiversity and we are implementing a leading practice biodiversity conservation programme to minimise our impacts on local ecosystems.

Exhaustive baseline studies and risk assessments have been conducted and the biodiversity management plan addresses the preservation of many species of flora and fauna unique to the region of New Caledonia.

Partnerships have been developed with local research institutes and community members to grow endemic plant species which we will use to rehabilitate areas disturbed by our activities. In 2008, working with local partners, we prepared the second in a series of information sheets about plant identification, flowering periods and methods of seed collection, preservation and propagation. This information is published and made widely available in New Caledonia, and we supply samples of seeds collected on-site to the Royal Botanic Garden at Kew's Millennium Seed Bank project in the UK.

One of our key priorities in 2008 was to ensure that dredging of a shipping channel does not affect reef biodiversity or the lagoon. Members of the site environmental team, accompanied by representatives of local communities, visited Dubai to learn from similar dredging projects and we engage with the local community to obtain their feedback. Before dredging work began we held public disclosure meetings to explain the process, its impacts and mitigation measures, and during dredging we have conducted weekly boat tours so members of the community can see our activity first hand.

In common with all greenfield mining developments today, Xstrata aims to ensure an equitable share of the benefits with local government and communities.

Xstrata-managed operations in or adjacent to protected areas

Operation	Location	Protected area	Area (ha) of operation lease	IUCN category	Ecological sensitivity
Rolleston Mine (coal)	Queensland, Australia	Albinia National Park	5,632	II	Adjacent to Albinia National Park and operating in areas with endangered bluegrass community
Gaspé smelter (closed copper mine and smelter)	Quebec, Canada	Parc de la Gaspesie	2,397	II	Adjacent to a provincial park
Magnola (closed magnesium plant)	Quebec, Canada	Étang Burbank	800	III	Adjacent to a wetland
San Juan de Nieva (zinc smelter)	Asturias, Spain	El Espartal Natural Monument	56	III	Adjacent to a litoral protected area
Nordenham (zinc smelter)	Germany	Protected area (directive 79/409/EC)	20	IV	Jarosite waste pond surrounded on three sides by the protected area

Xstrata-managed operations in or adjacent to areas of high biodiversity value

CBU	Operation	Location	Ecological sensitivity
Alloys	Thorncliffe and Helena chrome mines and Mototolo platinum JV	Steelpoort, South Africa	Endemic IUCN Red List species within or adjacent to the lease area: Short stem carnation weed; Sekhukhune (Bushman's-tea); Blue Shield Fruit; Red Ivory (Rooi-ivoor); Sekhukhune Elephant-root *(Sekuhunebasboontjie)*; and Data deficient: *Cicada Pycna Sylvia*
Alloys	Horizon chrome mine	Pilansberg, South Africa	Protected species or species of concern: *Gladiolus*, *Scadoxus*, *Sclerocarya* and *Euphorbia spp.* Data deficient: *Lemniscomys rosalia* (single-striped mouse)
Alloys	Kroondal chrome mine	Rustenburg, South Africa	Adjacent to wetlands area (although not a protected area or listed in RAMSAR convention on wetlands of international importance)
Alloys	Rhovan vanadium operation	Brits, South Africa	Endangered species that may potentially occur within Rhovan area were identified by using National Botanical Institute Research information and the IUCN Red List Endangered: one bird species. Near threatened: six plant species, 15 bird species. Rare: three plant species, two mammal species Vulnerable: ten bird species, five mammal species. Least concern: one plant species
Coal	Beltana mine	New South Wales, Australia	One endangered ecological community (Warkworth Sands Woodland) has been identified within the project area
Coal	Bulga mine	New South Wales, Australia	Multiple conservation areas with high aboriginal heritage significance including numerous artefacts in Loders creek. Habitat for several threatened species such as the eastern bent-wing bat, eastern free-tail bat, grey-crowned babbler, speckled warbler, hooded robin, diamond firetail, brown treecreeper and masked owl
Coal	Mount Owen mine	New South Wales, Australia	Ravensworth State Forest (IUCN category VI). Expansion will impact 35 hectares of, State Forest and 56 hectares of native woodland; the established biodiversity offset strategy will protect 415 hectares for conservation purposes

CBU	Operation	Location	Ecological sensitivity
Coal	Ulan mine	New South Wales, Australia	Ulan mine is located adjacent to the Goulburn River National Park and the operation maintains significant biodiversity value. The 2008 Biodiversity Monitoring Program noted that variations in population numbers will occur from year-to-year. With respect to the expanding presence of threatened species at the site it is apparent that some improvements in the biodiversity and habitat condition are evident
Coal	United mine	New South Wales, Australia	207 hectares are of high habitat value; a 30 hectares biodiversity offset area has been established for five species of conservation significance, with six mammals and four bird species listed under NSW Threatened Species Conservation Act and an additional seven migratory species listed under the EPBC Act. Fauna assemblages and listed species have also been identified in an additional 177 hectares. The offset also allows a linkage between the Wollemi National Park and Wollombi Brook
Coal	West Wallsend mine	New South Wales, Australia	The 'Sugarloaf State Conservation Area' is located above the current West Wallsend mining area. It provides habitat for eight threatened flora species, approximately 30 threatened fauna species and one endangered ecological community over an area of 3,937 hectares. In 2008, a corridor of high biodiversity value was identified which is a possible future offset or conservation area
Coal	Westside mine	New South Wales, Australia	Threatened species: *Tetratheca juncea*, Endangered ecological community: Sydney Coastal Estuary Swamp Forest Complex; a biodiversity offset has been established
Coal	Wollombi, Oaky Creek, Newlands and Collinsville mines	Queensland, Australia	4,300 hectares has been established as the Newlands Nature Reserve by Xstrata Coal, including 520 hectares as an offset for mining operations at Wollombi. Significant flora species include: Rare: *Atalaya calcicola; Macropteranthes leiocaulis, Actephila sessilifolia* Vulnerable: *Croton magneticus, Cadellia pentastylis, Marsdenia pumila* Significant fauna species include: Red goshawk *(Erythrotriorchis radiatus)*, Troughton's sheath-tail bat *(Taphozous troughtoni)*, ghost bat *(Macroderma gigas)*, eastern long-eared bat *(Nyctophilus timoriensis)*, yakka skink *(Egernia rugosa)*, ornamental snake *(Denisonia maculata)* Brigalow scaly-foot *(Paradelma orientalis)*, grey goshawk *(Accipiter novaehollandia)*, square-tailed kite *(Lophoictinia isura)*
Coal	Tweefontein mine	Witbank, South Africa	Vulnerable species: Giant bullfrog; Bald ibis
Copper	Frieda River project	Papua New Guinea	The site is in an undisturbed part of PNG surrounded by tropical rainforest which has high biodiversity value. The area is not protected
Copper	Gaspé – closed mine & smelter	Quebec, Canada	Within one kilometre Chic-Chocs fauna reserve (Category VI IUCN); at more than 10 kilometres, Gaspé provincial park (Category II IUCN); at 10 kilometres north of Murdochville, Madeleine salmon river (Category VI IUCN); and 10 kilometres south of Murdochville, York salmon river (Category VI IUCN)
Copper	Las Bambas project	Peru	No protected areas but project area of influence includes several Andean habitats, such as puna grasslands, Andean wetlands (bofedales), scrubs, rocky terrains, lagoons, isolated forested and river vegetation. IUCN Red List species: three amphibians, one bird, one mammal. Other international and national regulations per endangered and endemic species cover 24 species of flora and 22 of fauna.

CBU	Operation	Location	Ecological sensitivity
Copper	Lomas Bayas mine	Chile	The Lomas Bayas mine site's water intake is located within the Loa River basin in the Atacama Desert, one of the driest regions in the world. The Loa River and its flood plains are of significant ecological sensitivity due to the water they provide to the local communities as well as the diversity of flora and fauna found within the desert region. This is not a protected area
Copper	Tampakan project	Philippines	Baseline study cited three endangered fauna: Philippine Eagle *(Pithecophaga jefferyi)*, Rufous Hornbill *(Buceros hyrocorax)*, Gian Scops Owl *(Mimizuku gurneyi)*; and two vulnerable fauna: Blue-naped parrot *(Tanygnathus lucionensis)*, and Malay Monitor Lizard *(Varanus salvator)* A Biodiversity and Land Management Plan will be developed as part of the project this year to manage biodiversity risks
Copper	Tintaya mine	Peru	Endangered: Puya *(Puya raimondii Harms)* Near threatened: Chilean flamingo *(Phoenicopterus chilensis)*, Giant Gallareta *(Fulica gigantean)* Vulnerable: Parihuana or Andean flamingo *(Phoenicoparrus andinus)*, Common Bandurria *(Theristicus melanopis)*
Nickel	Araguaia project	Brazil	The project area encompasses large areas of intervened or overgrazed land and smaller areas at higher elevation which include remnant forest and endangered or vulnerable bird and mammal species. A comprehensive baseline study commenced in 2008, to supplement preliminary studies in 2007. The study has not been completed due to the suspension of the project in 2008
Nickel	Koniambo project	New Caledonia	The project is within a region containing endemic species, and ecosystems including moist evergreen forest, swamp forest, savannah, mangroves and coral reefs. IUCN Red List species identified include three freshwater fish species, 50 plant species, two vulnerable reptiles, seven birds, three mammals, one shark, two marine fish, two vulnerable marine mammals, and four endangered or critically endangered turtles
Nickel	Montcalm mine	Canada	Montcalm treated effluent is discharged to the Groundhog River Provincial Waterway Park. An area of 22 hectares along the riverbanks in the vicinity of the Montcalm operation is classified as a forest reserve. One IUCN Red List species is listed for the Groundhog River. Least concern: Freshwater sturgeon *(Acipenser fulvescens)*
Zinc	Nordenham zinc smelter	Germany	Nordenham's jarosite waste pond is located inside an area proposed as a protected area under the European Union directive for protection of birds. One near-threatened species and six least concern species have been identified
Zinc	San Juan de Nieva zinc smelter	Asturias, Spain	Significant flora species: Sensitive to habitat alteration: *Crucianella maritime*. Endangered: *Linaria supina* Significant fauna species: Vulnerable: Hyla arborea, Rana perezi, Numenius arquata Sensitive to habitat alteration: *Haematopus ostralegus*. Special interest: *Hydrobates pelagicus*, *Riparia riparia*
Zinc	McArthur River lead zinc mine	Northern Territory, Australia	Species identified in areas potentially affected by or adjacent to the conversion to open cut operations include: Endangered: Freshwater sawfish Near threatened: Carpentaria grass wren; spectacled hare wallaby; purple-crowned fairy wren; white-browed robin; grey falcon; Worrell's turtle Vulnerable: Australian bustard

Soil remediation in Canada



"By 2010, we will have spent C$140 million on the rehabilitation of closed mining and metal operations in the Gaspé region."

Contaminated soil was removed and replaced with new soil during the rehabilitation of residential lots at Sandy Beach, Gaspé

Completing the lifecycle of a mining operation

Xstrata Copper has invested C$30 million to dismantle the former copper mine and smelter complex at Murdochville on the Gaspé peninsula in eastern Quebec, Canada.

For decades an important site for copper mining and smelting, mining ended at Murdochville in 1999 and the smelter closed in 2002. More than 40 buildings and other surface structures were dismantled including pump houses, concentrate storage buildings, two concentrators, conveyor belts, the acid plant and smelter itself.

After careful inspection, the buildings were cleaned with dust vacuums and high and low pressure water washers and carefully dismantled in sequence to maximise the amount of material that could be recycled:

> Approximately 20,000 tonnes of steel were washed, sealed and sent to recycling centres;

> More than 90% of the concrete and bricks, from the site's walls, ceilings, roofs and foundations, was crushed on-site and used as backfill for foundations;





Rehabilitation work in Gaspé, Québec, Canada

> 20,000 cubic metres of concrete was recycled; and

> Material with a high copper content was recycled at Xstrata Copper's Horne smelter.

Xstrata Copper also completed remediation of contaminated soils around Murdochville town in September 2008, one year ahead of schedule, and is in the final stages of rehabilitating contaminated residential soils near the former port operations at Sandy Beach, Gaspé.

By 2010, we will have spent C$140 million on the rehabilitation of closed mining-metallurgical operations in the Gaspé region.

Performance

A total of 8,905 hectares are adjacent to protected areas and 28 sites are located in or adjacent to biodiversity-rich areas (see pages 66-68).

Conservation plans and activities

All managed operations implemented a biodiversity conservation plan in 2008. Acquired operations must implement plans within 24 months. Sites and projects acquired in 2008 will introduce plans by the end of 2010.

No IUCN Red List or endangered species were lost on the leases of managed operations in 2008.

Biodiversity offsets

In 2008, we established three biodiversity offset areas in Australia to protect 4,745 hectares for conservation purposes. In addition, each of our commodity businesses investigated opportunities for further biodiversity offsets with three operations identifying potential conservation areas:

> Establishment of a conservation reserve in a wetland near Goedgevonden coal mine in South Africa;

> West Wallsend coal mine in New South Wales, Australia identified a corridor of high biodiversity value, which is a possible future conservation area; and

> Continued planning of an offset at McArthur River Mine in Australia's Northern Territory. This will compensate for river diversion works that enabled the site to be converted into an open cut mine. We are collaborating with the NT government, community members and environmental groups to identify the most appropriate site for the offset, which would initially cover 3,500 hectares. In 2008 we established a trial nursery area for the germination of various native species to assist with the rehabilitation of the river diversion works.

Site rehabilitation

Land disturbed vs land rehabilitated


Land disturbed (ha)
Land rehabilitated (ha)
Average land disturbed 03-08
Average land rehabilitated 03-08
659
1,122
992
3,822
1,309
4,787
1,417
2,750 hectares
1,018 hectares
04
05
06
07
08

2008 Land disturbed by commodity business


Copper 1%
Nickel 4%
Zinc 20%
Alloys 29%
Coal 46%

2008 Land rehabilitated by commodity business


Alloys 6%
Copper 4%
Zinc 8%
Nickel 9%
Coal 73%

Supporting conservation programmes

In 2008, Xstrata made a three-year, AUD3 million commitment to a recovery plan for the Northern hairy-nosed wombat, one of the world's most endangered mammals, in partnership with the Queensland government and local conservation organisations. Only 115 of the animals survive in a 3,000-hectare reserve and they are under pressure from extreme weather events, predators and disease. Our contribution supports the Queensland Environmental Protection Agency's (EPA) breeding and introduction programme that aims to establish a second viable population of the species. In 2008, the project team secured a 130-hectare site, 600 kilometres south of the wombats' existing habitat and prepared it by building a predator-proof fence and installing supplementary water sources. The team also identified animals suitable for relocation and fitted them with tracking devices. The main relocation of animals will take place in mid-2009, and continued monitoring and development will continue through 2010. The project was recognised by the Queensland government at its 2008 Sustainable Industry Awards as the first corporate partnership of its kind involving the EPA.

Xstrata has control over 21 closed sites that require ongoing management and rehabilitation.

In 2008, our operations disturbed 4,787 hectares of land, and rehabilitated 1,417 hectares. Xstrata Coal operations continued to be the primary cause for land disturbance due to the nature of open cut coal mining, accounting for 45% of land disturbed and 73% of land rehabilitated.

In September 2008, Xstrata Coal began a four-year, $2 million (20 million Rand) project to rehabilitate over 250 hectares of land at the Spitzkop colliery, South Africa by the end of 2011. Work will include: shaping tailings dam water pipes in a way that encourages water evaporation, diverting upslope run-off past open voids and into water courses to boost catchment yield, revegetating slopes to control run-off and discharge and prevent erosion, and closing voids to reduce safety risks to humans and livestock. We rehabilitated more than 50 hectares by the end of 2008 and plan to restore another 100 hectares during 2009.

Third-party reviews on the quality and progress of rehabilitation were completed for all Xstrata Coal sites in New South Wales and one site in Queensland. Other coal sites in Queensland and sites in South Africa completed self-assessments. Third-party reviews will occur on a three-yearly basis.

Targets and goals for 2009

> No loss of IUCN Red List/endangered species on the leases of managed operations

Emissions to air

Approach

Xstrata is committed to measuring, controlling and reducing its harmful emissions to air.

Our most significant emission to air, apart from greenhouse gases, is sulphur dioxide (SO_2), produced during our metallurgical operations. The Group's largest source of SO_2 is from the Mount Isa mine's copper and lead smelters in Australia.

Reducing SO_2 and NO_x emissions

Xstrata operations that emit SO_2 have set targets to reduce their emissions and increase the proportion of emitted gas that they capture:

> At Mount Isa, our Copper and Zinc businesses are working together to assess the feasibility of increasing the capture and treatment of SO_2 from their smelters to 95% by 2012 for the copper smelter and to 98% by 2013 for the lead smelter. These controls will also capture any trace amounts of heavy metals in treated smelter fumes;

> For Xstrata Copper Canada, the sulphur capture of >97% at Kidd and >95% at Horne has been achieved. No further short- or long-term targets, other than maintaining actual capture, are expected;

> The Altonorte smelter in Chile has set a 2009 SO_2 capture target of >95%; and

> At Sudbury in Canada, Xstrata Nickel aims to reduce SO_2 emissions to less than 25,000 tonnes per year by 2015, as well as cutting particulate emissions to less than 250 tonnes per year, a 40% reduction on 2006 levels. In 2008, Sudbury completed a pilot study on reducing furnace emissions using SO_2 capture systems, with promising results. The site also completed a study exploring gas treatment options.

Reducing emissions of dust and heavy metals

Dust and particulates containing heavy metals are dealt with on a site-by-site basis. For example:

> At the Mount Isa smelter in Australia we have commissioned an independent study of the pathways of lead into the community, entitled the 'Lead Pathways Study' (see page 41); and

> Xstrata Copper's Horne smelter in Canada is working to improve local air quality by halving its arsenic emissions from 2004 levels by 2010, at a cost of over $15 million (C$20 million). We analysed arsenic emissions throughout the plant and implemented a series of measures to reduce emissions and avoid contamination, including installation of a new concentrate storage facility and furnace hoods designed to capture fugitive emissions. We also installed a truck wheel washing station and purchased a vacuum sweeper truck to clean arsenic dust from on-site roads.

Performance

In 2008 our managed operations emitted a total of 408,275 tonnes of SO_2, 11% more than in 2007 (368,264 tonnes). 64% of our SO_2 emissions came from our smelters at Mount Isa, northern Queensland Australia, compared with 57% in 2007. The increase is largely due to increased production of lead bullion from lower grade (and higher sulphur) concentrates at Mount Isa's lead smelter, which generated 50% more SO_2 than last year. Lead bullion production involves processing lower grade concentrate that has a higher sulphur content. In addition, there was reduced capture and treatment of SO_2 from the copper smelter by the third-party-operated Incitec Pivot acid plant due to planned and unplanned maintenance. Mount Isa received 64 complaints about air quality in 2008, up from 52 in 2007 – but an 82% reduction from 2000.

We have reduced Mount Isa's total SO_2 emissions by 61% since 2000. As part of the Smelter Emissions Project's feasibility study, in late 2008 we trialled new gas cleaning technology at the lead smelter that produces a concentrated stream of dry SO_2 that can be used in a sulphuric acid plant or other chemical processes on-site.

In 2008, our Horne and Kidd copper smelters in Canada continued to achieve high levels of sulphur capture of 95% and 97% respectively, meeting their 2008 targets.

Altonorte captured 92% of its SO_2 emissions in 2008, just missing its 95% target due to earthquake damage to its acid plants that diminished their performance until the new phase IV acid plant was installed in the fourth quarter.

In 2008 we emitted 2,307 tonnes of NO_X.

Air Quality Control interventions

Weather conditions during 2007, combined with a planned 20-day maintenance shutdown of Mount Isa's acid plant, resulted in a total of 1,345 forced downtime hours due to the intervention of our Air Quality Control department. This included 1,050 hours at the copper smelter and 294.5 hours at the lead smelter to control SO_2 levels.

Waste

Approach

Mining and metallurgical operations produce considerable amounts of hazardous and non-hazardous wastes which, unless properly disposed of, can be a threat to the environment. The costs of disposal can be high. Xstrata is committed to reducing the quantity and toxicity of the waste we produce and we aim to progressively reduce the quantity of waste we send to landfill by recycling as much as possible. Xstrata also operates a recycling business in North America.

All Xstrata operations have a waste management plan to reduce, reuse, recycle or responsibly dispose of waste they generate. This minimises the amount of waste sent to landfill, cuts costs and maximises opportunities to generate additional revenue, for example, from recycled precious metals. Waste management plans are tailored according to sites' specific needs, which vary according to the activities taking place. Coal mines, metallurgical mines and smelters produce distinct wastes that must be dealt with in specific ways.

The wastes we produce include:

> Waste rock from the removal of strata to expose ores or coal. This can be placed in disused open cut or underground operations, reused during site rehabilitation, or stock piled;

> Tailings and slag from processing ore and concentrates, as well as coal mine tailings (known as fines) suspended in water. Where possible we recycle or reuse these wastes but otherwise they are stored in tailings storage facilities and dams;

> The generation of high iron content waste is a major waste management issue for the zinc industry. At Xstrata Zinc's operations, iron is removed as iron sulphate, known as jarosite, which is classified as a hazardous waste. At the Canadian CEZ and Spanish San Juan de Nieva operations, jarosite is transformed into jarofix, a solidified, stabilised, inert material, which can be disposed of into landfill. At San Juan de Nieva, the jarofix it produces is being used to rehabilitate a local quarry; and

> Hazardous wastes such as hydrocarbons, heavy metal contaminated sludge and vehicle batteries.

Waste rock

We store waste rock in dumps, which we rehabilitate by shaping rock piles and revegetating them to mimic the natural environment.

A major environmental risk associated with waste rock dumps is acid rock drainage, which can occur when certain types of rock is exposed to air and water and forms sulphuric acid. The acid leaches heavy metals (such as lead, zinc and cadmium) from the ore in the waste rock. Left unchecked, this can contaminate land and water sources. We reduce the risk of acid rock drainage by capping waste rock dumps to prevent contact with air or precipitation.

Tailings and slag

For the safety of our employees, local communities and the environment it is essential that tailings dam integrity is maintained. The failure of a tailings dam would be a catastrophic event. Also any leakage from a tailings dam can pose a threat to water quality. Hence they must be properly designed and managed.

Our tailings dam storage facilities are designed to international standards and are subject to regular external audits and risk assessments to maintain their integrity. No Xstrata operations dispose of tailings into rivers or seas. When we plan tailings facilities we take worst case scenario weather and geological conditions – including the potential for earthquakes, prolonged heavy rainfall or flooding, and landslides – into account. We conduct regular assessments of their physical stability and monitor groundwater to ensure leaching does not occur. Operations progressively rehabilitate tailings dams to prevent air and water pollution.

The traditional way to manage coal fines is to mix them with water to produce tailings. We are looking at innovative ways to reduce this waste.

We produce slag as a by-product of our smelting operations. In many regions, we use it or sell it commercially as a substrate for road construction, an aggregate for building, or to make bricks. In South Africa, slag from chrome mining is currently classified as a hazardous substance so its use is prohibited. Xstrata Alloys is working with the South African Department of Environmental Affairs and Tourism to determine the criteria for slag to be reclassified. We are conducting tests to show that acid is not created when rain comes in contact with the slag. The results of these tests will form part of the discussions with the South African government in 2009.

Hazardous waste

We take action to minimise the hazardous wastes we produce, most of which results from our smelting operations. Where generating hazardous waste is unavoidable, we recycle as much as possible and dispose of the remainder in approved landfill sites.

Recycling

We are among the world's leading recyclers of materials that contain precious metals including gold, silver, platinum, palladium and copper. Recycling extends the life of metals and reduces waste sent to landfill.

Increasing global usage of electronic products, together with changes in the European Union's Waste Electrical and Electronic Equipment Directive that require all electronic scrap to be recycled, mean that we receive a growing supply of electronic scrap for processing.

Managed by Xstrata Copper, Xstrata Recycling is one of the world's largest recyclers of metallic copper and electronic scrap including printed circuit boards, integrated circuit and mobile phones. It samples materials at facilities in Rhode Island and California to analyse their content, then processes them at the Horne Smelter and CCR Refinery in Canada. We recycle over 125,000 tonnes of metal-bearing materials through these facilities each year.

Our smelter dust treatment plant at Altonorte in Chile, completed in January 2008, enables us to safely recycle stockpiled metallurgical dust generated during copper processing.

When Xstrata acquired Altonorte in 2006, 22,000 tonnes of smelter dust were stored on the site. We anticipate the new plant will recycle all the historical dust by the end of 2009. Approximately 90% of the copper contained in the dust is recuperated.

At Mount Isa we recycle tailings for use as a partial concrete substitute and filter engine and transmission oil to remove particulates and enable oil to be reused.

Performance

We generated a total of 141.6 million tonnes of waste in 2008, excluding overburden and excavated material, an increase of 17.2% on 2007 (120.8 million tonnes). Processing waste, including tailings, coarse reject, slag and sludges, accounted for 136.8 million tonnes, of which 9.3 million tonnes were recycled. Hazardous waste comprises 3% of total waste generated excluding overburden (3.8 million tonnes) and 95% or 3.7 million tonnes of hazardous waste generated was reused or recycled, compared to 81% in the previous year. During 2008, 8,500 kilolitres of waste oil was reused in blasting or recycled through off-site facilities. Our operations removed 957.5 million tonnes of overburden or excavated material to expose ores or coal, compared to 910.1 million tonnes in 2007.

In 2008 we increased the capacity of our recycling operations to process additional base and precious metals, prolonging the life of metals and reducing waste to landfill. During remediation work at our Murdochville, Canada, mining and metallurgical operations in 2008, we found significant quantities of copper-bearing waste rock. We processed the rock at Horne, 1,600 kilometres away, to extract the metal. In doing so we reduced the volume of waste sent to landfill from Murdochville by nearly 2,500m^3.

Over 90% of our tailings dams were externally audited during 2008. In February 2008, Xstrata Coal released a standard on coal tailings management that provides guidance on the design, use and restoration of tailings storage areas. The standard will be used by Xstrata Coal personnel when planning and implementing tailings storage and restoration work.

Waste generated by commodity business
(including overburden and excavated materials)


Alloys 5%
Nickel 2%
Zinc 9%
Copper 22%
Coal 62%

Waste generated by type


Hazardous waste 0.35%
General waste 0.08%
Other 0.002%
Tailings, course reject, slag and sludges 12.4%
Excavated materials and overburden 87.1%

OPERATIONAL FOCUS

Improving waste rock cover at Black Star zinc mine, Australia

"Using modelling and monitoring to reduce the risk of acid rock drainage."



Hazardous waste (million tonnes)



836
246
737
272
86
767
144
635
176
3,666
04
05
06
07
08
Hazardous waste recycled
Hazardous waste to landfill

Waste recycled



Sold as byproduct 6%
Waste to landfill 7%
Waste recycled 87%
Hazardous waste recycled 25%
Processing waste recycled 62%

Processing waste recycled by type



Slimes 7%
Copper slag recycled 8%
Slag containing metals recycled 8%
Copper reverts recycled 1%
Tailings recycled 76%

Targets and goals for 2009

- All managed operations to develop waste to landfill reduction targets
- All managed operations with significant hazardous waste volumes to conduct waste minimisation studies

OPERATIONAL FOCUS

Black Star Open Cut zinc mine, Australia – Maths, modelling and monitoring: waste rock facilities

In 2008, Xstrata Zinc launched a project to investigate the best ways to cover waste rock facilities at Black Star Open Cut mine. We have committed $1 million to the project over five years.

The first phase of the project will determine how much water enters waste rock facilities, using mathematical models and experiments on waste rock test plots. We constructed plots with cover of varying thickness and compaction, and measured the moisture levels within the plots using a series of sensors.

The second phase will assess how well different types and densities of vegetation will grow on waste rock cover systems, and the extent to which vegetation cover takes up water falling onto the cover. This phase will be conducted as part of a PhD study being coordinated by the University of Queensland's Centre for Mined Land Rehabilitation.

Together, the two parts of the project will provide accurate data about the amount of water that enters and passes through waste rock, so we can model the long-term effectiveness of different cover systems. The results of the study will reduce the risk of acid rock drainage at Black Star Open Cut mine and our other sites, and may save us money if it is found that cover thickness can be reduced.



Transporting waste rock at the Black Star Open Cut operation

Product stewardship

We monitor and address impacts and risks associated with the use of our products throughout their lifecycles, including during stages outside of Xstrata's control such as use, recovery, recycling and disposal.

Xstrata works with stakeholders – including industry associations, customers and suppliers – to understand the environmental and health and safety risks of our products, and to find ways to mitigate these risks. We work on product stewardship issues through our involvement with national and international industry and commodity associations (see table on page 77).

Safe use and disposal of our products

Some of our products can be toxic to people or the environment if not handled or disposed of properly.

We produce materials safety data sheets for all our products. The data sheets give details of product composition, toxicology relating to human health and the environment, fire and explosion risks, handling, storage and exposure issues, and recommendations for managing spills and disposing of product.

Coal and climate change

We acknowledge the need to reduce the CO_2e emissions from burning coal, and we are working with others to develop the necessary technologies (see pages 53-54).



Molybdenum concentrate from Collahuasi is deposited in Maxi bags for safe storage and transport to smelters

Focus	Organisation/initiative	Region	Date of joining
General	International Council on Mining and Metals	Global	2006
	National mining and minerals associations	Various	
	Sustainable Minerals Institute, University of Queensland	Australia	2001
Coal	International Energy Agency – Coal Industry Advisory Board	Global	2002
	World Coal Institute	Global	2002
	Co-operative Research Center for Greenhouse Gas Technologies (CO_2CRC)	Australia/Global	2004
	COAL21 Fund	Australia	2007
	Australian Coal Association	Australia	2000
	FutureGen Alliance	US	2006
Metals	Green Lead Initiative	Global	2003
	International Chrome Development Association	Global	1985
	International Copper Association	Global	2006
	International Lead and Zinc Study Group	Global	2007
	Nickel Institute and Nickel Producers Environmental Research Association	Global	2006
	Vanitech (international body for Vanadium producers)	Global	1998
	Metals in the Human Environment – Research Network	Canada	2006
	International Zinc Association (IZA)	Global	1990
	European Association of Sulphuric Acid Producers (ESA)	European	2004

REACH and related legislation

In June 2007, a new regulation on registration, evaluation and authorisation of chemicals (REACH) came into force across the EU. REACH places the responsibility for ensuring the environmental and occupational safety of chemical substances on industry. The regulation requires all producers and importers of substances, intended for use within the EU territory, to register their products according to the requirements of the European Chemicals Agency (ECHA).

Many of Xstrata's commodities and the chemicals we use in production processes, fall within the scope of REACH. We are complying with the toxicity testing required by REACH and in 2008, we completed the pre-registration phase for all relevant products and substances.

Xstrata has joined a 'consortia' of producers to share costs and information during the registration process. Registration must be completed by 1 December 2010.

The EU 30th Adaptation to Technical Progress (ATP) to the Dangerous Substances Directive, introduced new classifications for nickel-containing substances. A new regulation on classification, labelling and packaging of substances has been adopted by the EU in 2009 and over time will replace the Dangerous Substances Directive.

Environmental incidents and fines

Environmental incidents

Our ultimate goal is for no significant environmental incidents to occur at Xstrata operations. To work towards this, we aim to progressively reduce the number of incidents that occur. Where incidents do occur, we have procedures in place to monitor, report, investigate and remediate them, and use lessons learned to try and prevent them from happening again.

We rate incidents on our own scale, according to the severity of their impact (see table below). Our target is for no category 3 (significant), 4 (major) or 5 (disastrous) incidents. To date, Xstrata operations and projects have never experienced a category 4 or 5 incident.

Sites report category 3 and above environmental incidents to the Executive Committee and Board HSEC Committee on a monthly basis. Any high potential risk incident that had the potential to cause a category 4 or 5 incident is also reported, even if the actual impact was less significant. We learn important lessons from these near-misses and use them to improve risk identification and management processes. Where appropriate, we amend our environmental procedures and guidelines to specifically address reasons for near-misses and ensure they do not happen again.

In 2008, the number of category 3 environmental incidents at Xstrata sites fell to 8, from 11 in 2007 and 23 in 2006. The decline is partly due to improved stormwater management systems at our Mount Isa operations, where stormwater discharges off-site have presented a challenge in previous years.

Three of the eight category 3 incidents that occurred in 2008 (see table on this page) were caused by severe storms and heavy rainfall in South Africa, which resulted in dam overflows or breaches at coal operations. We implemented action plans for all eight incidents and have fully remediated the moderate environmental impacts that the incidents caused.

Category 3 incidents in 2008

Date	Commodity business	Operation	Type
01/2008	Alloys	Lion, South Africa	Stormwater discharges off-site
04/2008	Nickel	Cosmos, Australia	Ground contamination
07/2008	Zinc	Brunswick smelter, Canada	Water contamination
08/2008	Nickel	Falcondo, Dominican Republic	Ground contamination (oil, 4,800 litres)*
08/2008	Coal	Tweefontein (2), South Africa	Water contamination
08/2008	Coal	iMpunzi, South Africa	Ground contamination
10/2008	Nickel	Nikkelverk, Norway	Water contamination (chemical, 1,500 litres)*

* Significant spill under GRI G3 guidelines.

Significant environmental incidents (category 3)


35
20
23
11
8
04
05
06
07
08

Category 3 incidents by type


Stormwater discharges off-site 1
Breach of air emissions limits 1
Ground contamination 3
Water contamination 3

Category 1-5 incidents†

	Cat 1	Cat 2	Cat 3	Cat 4	Cat 5	Group total
2002	69	36	12	0	0	117
2003	427	353	26	0	0	806
2004	580	210	35	0	0	825
2005	441	158	20	0	0	619
2006†	890	229	24	0	0	1,143
2007†	1,143	264	11	0	0	1,418
2008†	**1,604**	**281**	**8**	**0**	**0**	**1,853**

† Including acquisitions from date of acquisition.

Fines

We aim to incur no environmental fines or penalties. In 2008, we did not achieve this target and incurred four environmental fines totalling $25,300, all relating to category 2 incidents (see table below). We implemented remediation plans to mitigate the minor environmental impacts of the incidents and prevent them from occurring again.

Environmental fines

Date	Commodity business	Location	Description
04/2008	Nickel	Cosmos, Australia	Fine: $230 Issued for: diesel spill from underground electricity generator
05/2008	Copper	Lomas Bayas, Chile	Fine: $7,000 Issued for: Non-compliance with hazardous waste management plan and project commitments
07/2008	Copper	Energia Austral, Chile	Fine: $17,000 and reforestation order Issued for: Unauthorised removal of 0.5 hectares of native trees
11/2008	Coal	Ravensworth, Australia	Fine: $1,016 Issued for: Blast noise exceedence at 126 decibels

Targets and goals for 2009

> No category 3, 4 or 5 environmental incidents
> No environmental fines, penalties or prosecutions

4. Community

Xstrata's mining and metals operations and projects interact with many, diverse communities around the world. We aim to maximise the positive impacts our activities can bring about for host communities and minimise or avoid the potential negative impacts. We measure our social and economic impacts, engage openly with communities and other stakeholders and aim to contribute to the development of sustainable communities.

Policy and approach

Xstrata engages with and supports communities affected by its operations. We recognise community members' rights and respect local laws, customs and cultural heritage. We maintain open dialogue with communities to seek broad support for our activities and ensure we understand their concerns.

The communities near our operations can be affected by our activities in several ways. The table shows the main impacts – positive and negative – that mining and metals operations may have on local people.

We work with communities to identify and evaluate their needs and concerns at every stage of a project's lifecycle, as well as the actual and potential impacts our operations have on them. We carry out social and human rights baseline studies and risk assessments, and engage with all communities in a transparent, culturally appropriate manner within an operation's sphere of influence. Decisions made during earlier phases of a project's lifecycle are reviewed during each later phase.

We respond to community needs and concerns, along with any related impacts, risks and opportunities our operations present, in close cooperation with the communities concerned, as well as governments, non-governmental and development organisations. We prioritise support for the most vulnerable groups and those most affected by our operations.

	Social and economic benefits	**Social and economic impacts**
Indigenous peoples and cultural diversity	Employment opportunities; support for initiatives to protect heritage or build social capacity; improved state protection or services	Marginalisation of indigenous or local communities; changes to traditional culture and customs; potential impacts on sacred sites
Resettlement	Improved housing, infrastructure and services; improved income generation opportunities; ongoing support for health, education and social wellbeing of resettled communities	Disruption of moving to a new location; social disintegration or cultural impacts; loss of access to resources and employment if poorly managed
Corporate social involvement	Sustained support for initiatives to improve prosperity and wellbeing	Risk of economic dependency on company-funded projects
Socio-economic development	Paying royalties and taxes to local, regional and national governments	Health issues including the introduction or increase of infectious diseases, emissions, noise and dust
	Providing returns to shareholders including pension funds and other capital providers	Increased crime rates and social problems such as substance abuse
	Improving or contributing to local infrastructure and services, such as roads, schools and hospitals	Increased traffic and pressure on local services created by our use of contractors or the region's improved economic prospects
Procurement and enterprise development	Spending on goods and services with priority given to local companies; promoting enterprise development	Risk of loss of cultural heritage or traditional economic activities
Job creation and skills development	Employment opportunities, particularly for local people; wages and benefits paid to employees and contractors	Increased migration to a region; inflated housing, food and service costs caused by wage increases and higher demand
	Improved employees' skills and ability to secure good jobs in the mining industry or in other sectors	Loss of employment and investment following mine closure
	Indirect job creation e.g. in service industries; establishment of additional companies in region offering further employment opportunities	Risk of economic dependency on finite operations

Reaching agreement at Cerrejón



"An Independent Third Party Review Panel provided a review of Cerrejón's past and current social engagement practices and worked with community stakeholders to identify community priorities and areas for improvement."

Reaching agreement in Cerrejón

In December 2008, the Cerrejón coal operation in Colombia reached agreement with a group of former residents of the Tabaco village. Cerrejón is jointly owned by Xstrata, Anglo American and BHP Billiton and managed by a joint venture management team. The resettlement occurred in 2000-2001, over five years before Xstrata's acquisition of a one-third interest in the operation in 2006. However, inability to reach agreement between Cerrejón and a group of former residents of Tabaco had continued to impact the mine's relationship with communities and other stakeholders.

In 2007, Cerrejon's shareholders and management team commissioned an Independent Third Party Review Panel to provide a credible review of the company's past and current social engagement and to work with community stakeholders to identify community priorities and areas for improvement. The Independent Panel was led by Professor John Harker of Cape Breton University in Canada. Social Capital Group, an independent consultancy, was commissioned by the Panel to undertake fieldwork to support the publication of a report.

The review panel published its final report in March 2008. This contained highlights of good practice at Cerrejón, as well as a number of areas for improvement. For example, it recommended that Cerrejón facilitate reconciliation between disparate groups formed by previous Tabaco inhabitants.


259
21
L1350
Cerrejón
789C
2
1

Cerrejón coal mine, Colombia



Yasmin Ballesteros, Community Relations Officer, with the local Wayuu Community

In April 2008, Cerrejón's management team published a comprehensive response to the report, outlining the operation's commitment to uphold all of the report recommendations together with an action plan outlining how this would be achieved. Cerrejón also began discussions with the Tabaco Relocation Committee. In December 2008, with the aid of an independent facilitator, Professor Harker, a formal agreement was signed between Cerrejón and the Tabaco Relocation Committee. Under the agreement reached, Cerrejón will:

> Pay a total $1.8 million compensation to 223 former Tabaco residents;

> Pay legal expenses and taxes associated with the agreement;

> Purchase a new plot of land for former residents, build a community centre and begin construction work on a new village; and

> Provide $1.3 million to fund additional socio-economic projects.

The resolution of this longstanding conflict between the operation and a small group of community members is a positive development towards improved levels of trust between Cerrejón and neighbouring communities, NGOs active in the region and other stakeholders.

A copy of the independent report is available at: www.xstrata.com/assets/pdf/xc_cerrejon_panel_report_080306.pdf

The full response from Cerrejón's management team is available at: www.xstrata.com/media/news/2008/04/14/1320CET/200804141315.en.pdf

Our Sustainable Development Standards describe our expectations for community engagement activities and support. Each site's performance is audited against our Sustainable Development Policy and Standards as part of Xstrata's Sustainable Development Assurance Programme. See the Strategy and Governance section on page 21 for details of the SD assurance programme.

We require all managed operations to have a grievance and conflict resolution mechanism in place that allows community members and other external stakeholders to raise issues and make complaints and enquiries, anonymously if preferred. These mechanisms must include clear procedures for registering, evaluating and responding appropriately to all complaints and enquiries.

Performance

In 2008, Xstrata operations received 478 complaints from local stakeholders, 17% fewer than 2007 (577). All managed operations also report on an extensive set of indicators to capture broader stakeholder feedback. The data collected relate to media coverage, the number of stakeholder meetings held and number of attendees, positive feedback received and general enquiries.

In 2008, over half of all complaints received related to noise or fumes. Xstrata Coal received the most complaints of our commodity businesses, primarily due to noise and, to a lesser extent, dust. Xstrata Coal operates over 30 separate sites and a number of these operations are in close proximity to communities. Complaints at Mount Owen in New South Wales, which received the most complaints in 2007, fell from 160 that year to 56 in 2008 following the acquisition of a neighbouring property.

The newly acquired Tahmoor colliery in New South Wales received 68 noise complaints during 2008 from two neighbouring properties. The majority of complaints were received from one property in relation to noise from the continuous operation of the site. A number of complaints also related to noise from a ventilation fan resulting from a design specification error made by the previous owners. The colliery has made substantial investment to rectify this issue. The site is working with the NSW Department of Environment and Climate Change to implement a programme to reduce noise emissions from the operations.

The majority of complaints received relating to odour and fumes came from Mount Isa, where copper, zinc and lead operations are close to the town. Complaints about odour and fumes have more than halved since Xstrata acquired Mount Isa in 2003 and we continue to invest in environmental improvements and monitoring system upgrades to minimise the operations' community impacts.

Complaints by commodity business
(including acquired operations from date of acquisition)



Zinc 11%
Alloys 3%
Nickel 8%
Coal 44%
Copper 34%

Complaints by type
(including acquired operations from date of acquisition)



Traffic amenities
Water
Access to property
Blasting
Dust
Noise
Odour-fumes
Other*
0
20
40
60
80
100
120
140
Alloys
Coal
Copper
Nickel
Zinc

* Other complaints relate mostly to the availability and allocation of work, local services and non-work-related conflicts

Community engagement

Approach

We require all Xstrata sites to engage with local communities throughout the lifecycle of a project or operation – before the first phases of exploration, during development, operations, expansions and changes, and when operations are temporarily suspended or closed. In some cases engagement continues following the formal closure of an operation, for example, when reassigning land for communal use or discussing ongoing environmental remediation activities.

Community consultation is a key part of our risk management and business planning process and is carried out in a transparent, culturally appropriate manner. We meet with communities to discuss their concerns and expectations, identify their needs and work together with them to address these. In addition, we engage with communities as necessary to identify local cultural heritage sites and make plans to protect them (see pages 84 and 87), and in the event that community resettlement becomes necessary (see page 87). Some sites, such as Koniambo in New Caledonia and Las Bambas in Peru, invite local people to sit on participatory environmental committees to jointly monitor our environmental impacts. See the case study on page 65 for an example.

Performance

In 2008, 100% of managed projects and operations had a community engagement plan in place, in line with the requirements of Xstrata's social and community engagement standard.

There are many examples of community engagement in practice throughout the Group. We have selected a number of initiatives under way in 2008 to demonstrate how we engage at each stage of our operations' lives.

Exploration and project development

A public consultation conducted prior to the construction of the Koniambo project in New Caledonia identified community concerns over the potential impacts of dredging a shipping channel in the lagoon that forms part of the site. In response, we established a Marine Impacts Task Force, which carried out an extensive communication process. As part of this process, local representatives were invited to Dubai to see similar dredging techniques in operation. We also held public meetings to explain the process, its impacts and the mitigation measures in place, and are running weekly boat tours so community members can monitor the dredging taking place. See the case study on page 65 for more details.

Xstrata Copper's El Morro project in northern Chile is pioneering a new strategy for taking on board the concerns of local people. Three years of intense consultation with the communities in the Huasco Valley and surrounding areas enabled local people to express their concerns to the company and participate in the final mine design. Between 2006 and 2008, we held four rounds of consultation, involving a total of 38 meetings attended by almost 1,200 people and 44 local organisations.

The potential strain on water supplies was the main concern expressed. As a result, Xstrata Copper plans to build a desalination plant on the coast to supply the mine's entire water needs during construction and operation, at a cost of $500 million, or 20% of our total estimated investment in the project. The site will also use technology to reduce both water consumption and waste deposited in the tailings dam. A new site access road will bypass local settlements and farmlands, further reducing our impact on our neighbours.

In 2008, Xstrata Coal initiated extensive community engagement and consultation processes for its Donkin exploration project in Nova Scotia, Canada and its Wandoan project in Queensland, Australia.

Operations

Our well-established Sudbury Smelter in Ontario, Canada, in conjunction with our study partners, carried out extensive consultation upon publishing the Human Health Risk Assessment (HHRA) component of the Sudbury Soils Study report in 2008. The report is the result of a seven-year study of metal levels in the soil. The consultation aimed to ensure local residents understood the results and had opportunities to ask questions about the study. Community information sessions were open to all residents, and the minutes were posted on the Sudbury Soils Study website – along with the HHRA report, a newsletter and answers to frequently-asked questions. The site also set up a freephone hotline and invited residents to submit written comments. Community responses received are included in an appendix of the final HHRA report. Xstrata Nickel also continued to meet quarterly with the Falconbridge Citizens Committee. See www.sudburysoilsstudy.com for more information.

Closed sites

In June 2008, Xstrata Copper consulted residents and local authorities before carrying out remediation work at properties in the Sandy Beach area of Gaspé port in eastern Quebec, Canada. These properties were contaminated with dust particles between 1956 and 2002, when Falconbridge (acquired by Xstrata in 2006) received shipments of copper concentrate for processing at its Murdochville smelter, 110 kilometres inland.

Soil studies identified 55 residential and 24 commercial properties with concentrations of metals, mainly copper, above acceptable levels. Xstrata Copper held open meetings to explain the remediation programme, followed immediately by meetings with individual property owners to explain the results of the soil tests and the proposed remediation work. Experts from the firm handling the work answered questions on the results and clean-up programme. The open meetings included a video of similar rehabilitation work previously carried out in Murdochville. Work was completed at residential grassed properties in summer 2008, while work on residential wooded lots is scheduled for completion in summer 2009.

Indigenous peoples and cultural diversity

Approach

Xstrata has projects and operations in 19 countries worldwide, many of which interact with indigenous communities and other vulnerable or previously disadvantaged groups. These include projects and operations in Australia, Canada, Chile, Colombia, New Caledonia, Papua New Guinea, the Philippines, Peru, Chile and South Africa. We respect the culture, customs, interests and rights of all communities associated with our operations worldwide.

Our policy is to assess all new mining or exploration sites for cultural significance prior to disturbance, in consultation with indigenous groups. We are committed to protecting culturally significant sites or artefacts that could be affected by our operations, and work with local communities to draw up cultural heritage management plans for our sites. We provide communities with access to these plans on request.

We also earmark funding to provide employment opportunities, bursaries, training and enterprise development programmes specifically for indigenous and previously-disadvantaged groups. Applicable operations run training courses to raise employee awareness of cultural diversity and local indigenous communities.

Performance

Where appropriate, our commodity businesses give priority to indigenous and previously disadvantaged communities during recruitment, and often provide training to enhance the skills available. Some operations in areas with significant populations from these groups have targets for the proportion of the workforce they represent. Xstrata Nickel's Raglan mine in Northern Quebec, Canada has a target to recruit 20% of its workforce from the local Inuit community over a five-year period. The average is currently 16%, and a training programme targeting Inuit community members is in place to ensure the proportion continues to increase.

There are cultural diversity training programmes in place at a number of our operations, including at the Koniambo project in New Caledonia, Raglan mine in northern Quebec and a number of South African, South American and Australian sites.

Xstrata's North Queensland operations have developed an Indigenous Affairs strategy and implemented a cross-cultural awareness programme for key employees in Exploration, Community Relations and Environment departments. The material for the programme was developed in partnership with traditional owners. We will launch the Indigenous Affairs strategy in mid-2009 across the division and continue to roll out the awareness programme more widely. The Xstrata Community Partnership Programme North Queensland includes partnerships to specifically address indigenous training and employment in the mining industry and in areas such as childcare and catering.

Resettling the Fuerabamba community

"Xstrata Copper is consulting with the Fuerabamba community near its Las Bambas project in Peru to develop the resettlement programme that best meets their needs."



Resettling the Fuerabamba community

Early engagement with the Fuerabamba community near Xstrata Copper's Las Bambas project in Peru is helping us to develop the resettlement programme that best meets their needs.

Xstrata Copper began to develop the resettlement programme in November 2007, having verified the area's mining potential and acquired the Yavi Yavi land as a potential new home for the community. The programme describes the provisions the company will make for land, housing, access to health and education services, and employment opportunities, as well as the help resettled families will receive to ensure their standard of living is at least as good as it is currently.

In April 2008, we presented the programme to the local authorities and the 230 families within the community. There was initially a lack of trust in the plan. To address this, we arranged visits to Xstrata's operating Tintaya mine to allow Las Bambas community leaders to meet community members who had been resettled and to enable them to view an operating copper mine, similar to the proposed operation at Las Bambas. We also engaged in additional community information sessions and created a new training and development centre for agriculture and livestock breeding to demonstrate the farming potential of the land at Yavi Yavi. We also designed housing options for families that might be resettled and built a model home for families to visit.



Management committee member of the Panchama Livestock Production Centre in the Fuerabamba community. Support will be provided to the community to continue and improve their current livestock and agricultural practices.



A member of the Fuerabamba community

It became clear during this process that opinions differed over the best location for resettlement. We began to explore alternative agricultural land in the Cotabambas and Grau provinces and in urban areas. We have improved and adapted the programme throughout the year based on concerns, suggestions and alternatives proposed by Fuerabamba residents and, in November, revised the programme in partnership with the community.

During the course of 2008, we used concerns and suggestions raised by community members to refine and adjust our resettlement plan in accordance with Xstrata's policies and local legislation, and with the World Bank/IFC standards on involuntary resettlement.

The resettlement negotiations are currently under way. We estimate that resettlement will start by the end of 2009 and continue through 2010, depending on agreement with the community members concerned.

Our Mount Isa operations in north Queensland fund specific training programmes for indigenous people, together with the expansion of ongoing training and mentoring services. In 2008, 52 out of 62 participants graduated, with several being offered positions with Xstrata.

In September 2008, Mount Isa Mines reported a breach of the boundary around a site of cultural significance identified during a previous cultural heritage survey. The mine notified the local indigenous representative body in line with its Duty of Care under the Queensland's Aboriginal Cultural Heritage Act (2003). The representative body subsequently requested that the Queensland Government Department of Environment and Resource Management conduct an independent review of the incident, and we expect their report and recommendations to be published in the first half of 2009. Our internal investigation identified process improvements to avoid future breaches, which we are now implementing in addition to the strategy and awareness programme described above.

Xstrata Zinc's McArthur River Mine (MRM) is located in the Northern Territory, Australia. The mine is on Gurdanji country and it owns mining leases on lands traditionally used by the Gurdanji and Yanyuwa indigenous communities. These, and other indigenous communities including the Garawa, Marra and Alawa people, have historically been consulted about the mine as members of the local community. In 2005, MRM's underground operation announced plans to convert the operation to an open cut mine, requiring the diversion of a 5.5 kilometre section of the McArthur River. The mine consulted with traditional owners and local communities throughout the preparation of its environmental impact study and through the public review of the Public Environmental Report (PER) published in 2006. The MRM Community Reference Group (CRG) was established in February 2006 to encourage active participation and a forum for ongoing consultation with local communities. The group consists of representatives of the four indigenous communities and non-aboriginal community local businesses and the local council.

However, a number of traditional owners opposed the river diversion and expansion of MRM. Following approval of the open pit mine and associated river diversion by the Northern Territory government's Minister of Mining in 2006, the Northern Land Council initiated legal action in 2006. This initial legal challenge was upheld and the Northern Territory government passed a Bill amending the McArthur River Project Agreement Ratification Act to validate the Mine's Minister's authorisation of the open pit development.

The Federal government approved the open pit expansion in 2007. Further legal action was initiated by the Northern Land Council to appeal the decision. The Federal Court dismissed the plaintiff's action in June 2008. On appeal in December 2008, the Full Bench of the Federal Court found that the Federal Government did not follow due process in approving the expansion of MRM. In February 2009, the Federal Environment Minister approved the expansion of the mine, with conditions. The conditions of the approval are in line with MRM's existing commitment to leading practice in environmental management and community consultation and include the continuation of Freshwater Sawfish and Migratory Bird studies in and around the mine's operational areas.

MRM continues to consult with a broad range of stakeholders about its activities. While a number of traditional owners remain opposed to the mine, many indigenous communities and Borroloola's non-aboriginal community members are supportive of the mine's continued development and efforts to monitor the operation's environmental performance.

To foster and enhance increased capacity and socio-economic development in the region, MRM has committed AUD32 million over the life of the mine to fund community projects via the MRM Community Benefits Trust and has implemented programmes to increase the proportion of aboriginal employees at the mine to over 20% of its workforce. In 2008, 14% of MRM's workforce was from indigenous communities. The mine has introduced a number of initiatives to boost recruitment by continuing to offer apprenticeships and trainee positions for local indigenous community members.

A new mandatory cross-cultural training programme was implemented in 2008 for all personnel employed at the mine. This programme is unique in its construction and was developed in partnership with senior members and ceremonial leaders of the Gurdanji people as well as independent experts.

Resettlement

Approach

We work hard to avoid the need to resettle communities wherever possible. But where it is necessary, we adhere to the World Bank/ International Finance Corporation standards on Involuntary Resettlement. We communicate with all those affected in a culturally-appropriate and transparent way, to ensure our efforts meet their needs and that they understand the actual and potential impacts and benefits of resettlement.

Performance

In 2008, Xstrata resettled three households at the Tintaya copper mine in Peru and 12 households adjacent to the Southstock thermal coal mine in South Africa.

CBU	Division	Site	Households resettled
Coal	South Africa Coal	Southstock	12
Copper	Southern Peru Division	Tintaya	3

In 2009, our commodity businesses plan to resettle:

> 12 households at the Tweefontein coal mine in South Africa;

> 90 households at the Southstock coal mine in South Africa;

> 19 households in 2009 (of a total of 79) at the Goedgevonden coal mine in South Africa;

> 25 households at the Tintaya copper mine in Peru; and

> Resettlement will commence of approximately 230 households from the Las Bambas copper mine in Peru (continuing in 2010).

Corporate social involvement

Approach

Each year we fund community initiatives near our operations, with priority given to those in remote areas or less-developed regions. We support programmes for community development, enterprise and job creation, health, education and the environment, as well as culture and arts.

Our approach is to ensure initiatives receive stable and continuing financial support at all stages of the economic cycle, with a focus on the areas in greatest need. We set aside at least 1% of Group profit before tax and, in years where profits are higher, we retain a portion of this to ensure our support for community initiatives continues in years when profits are lower. This also enables us to predict and carefully plan our community contributions based on forecasted profit.

Our commodity businesses distribute the majority of the money earmarked for spending to the regions most in need. Small amounts are allocated to Group-wide programmes administered from our offices in London and Zug, and are set aside to allow us to respond to major disasters or for emergency relief. For example, Xstrata donated AUD1 million to the Bushfire Appeal in Victoria, Australia in early 2009.

All managed operations and exploration projects develop a corporate social involvement (CSI) plan to enhance prosperity and sustainable development in local communities and avoid dependency on the operation. We work with local government, development organisations and communities to develop the plans. As part of the CSI planning process, each operation assesses local community needs, prioritises projects for support, and ensures that partner organisations have the capacity to meet agreed outcomes. All acquired operations must develop and implement their CSI plan within 12 months of acquisition.

We monitor the performance of CSI plans and the benefits they bring to local communities by reviewing progress reports from partner organisations and gathering feedback from community members and other stakeholders. We also track changes in socio-economic indicators such as income per family, nutrition levels and children's performance in school exams. When programmes are more established, they are typically independently evaluated by external organisations such as universities and non-governmental organisations.

Our operations and projects review their CSI plans at least once a year, in consultation with local communities. Where necessary we amend plans to ensure we meet our objectives and targets.

Performance

In 2008, we contributed $84.1 million or 1.6% of Group profit to community initiatives. We made in-kind donations, for example, of equipment or management time, worth a further $20 million.

Work continues to develop appropriate key performance indicators (KPIs) to effectively measure the progress of our CSI programmes. In addition to the Millennium Development Goals, given the nature of these programmes, KPIs and targets need to be specific to local circumstances and the projects supported. Examples include improvement in literacy, nutrition levels, income generated or improved access to services.

Our CSI programmes focus on communities most in need, where poverty often leads to poor health and nutrition. Xstrata is implementing a series of programmes designed to boost family health in neighbouring communities.

For example, the Antamina joint venture in the Ancash region of Peru has introduced a project to educate women about sanitation and nutrition. The 2005 census showed that large numbers of children in the region suffered from malnutrition. By encouraging families to improve healthcare, food and hygiene at home, the programme aims to cut levels of infant malnutrition and associated diseases. Measures recommended include securing a safe water supply, installing a lavatory, waste disposal and designated kitchen area, and cultivating a vegetable garden to improve the family's diet.

Local female community leaders were trained to teach other local women about health and nutrition. Over 1,200 women were trained, and they have shared their knowledge with almost 24,000 women in the Ancash region. One year on, the programme's impact is already being felt. Vaccination rates have risen from 76% to almost 90%, while the proportion of women giving birth in hospital has jumped to 71% from less than 60%. Cases of acute diarrhoea have fallen by 8%.

In Queensland and north Queensland, Australia, Xstrata Community Partnership Programmes are delivering three-year partnerships in the areas of health, education, social and community development, enterprise and job creation, environment, and arts and culture. These programmes are providing almost AUD22 million over six years to support more than 60 partnerships.

Xstrata Copper and Zinc operations in North Queensland, Australia, support the Brilla Brilla Breakfast Program and Community Centre Upgrade Project. The project funds a daily breakfast programme and infrastructure improvements at the Brilla Brilla community centre. In 2008, breakfast and afternoon tea was provided daily to local indigenous school children, school uniforms were provided and a kitchen upgrade was completed at the community centre. On average, 17 children benefit from the programme each day, with notable results in their health, speech development and social skills.

Xstrata Copper's Tampakan project in the Philippines has provided almost 16,500 students in the project area with free elementary, high school and college education.

Socio-economic development

The mining industry creates prosperity in many ways: by providing jobs, skills and training, paying taxes, buying goods and services from local businesses, and helping to develop and improve infrastructure in local communities. The difference this makes in people's lives is especially significant in remote or developing regions where the mining industry may be one of the only employers and government infrastructure may be less developed. At the same time, it is important that communities do not become solely dependent on our operations, and that potential competition for and impacts on local services, resources and infrastructure are carefully managed.

Our Sustainable Development Policy commits us to contributing to social and economic development in the communities surrounding our operations. We aim to put in place community strategies and social involvement plans at all our sites to facilitate these socio-economic contributions.

Corporate Social Involvement ($m)



10
24.7
49.2
20.1
84.1
04
05
06
07
08

[1] In-kind (non-cash) contributions

CSI by category



Enterprise and job creation 6%
Education 12%
Health 8%
Culture/art 7%
Environment 3%
Social/community development 64%

CSI by region



Europe 2%
North America 8%
Africa 19%
Australasia 26%
South America 45%

OPERATIONAL FOCUS

New hospital opens up treatment to 70,000 people



"Xstrata Copper funded construction of a new hospital in one of Peru's poorest regions"

Xstrata Copper's Tintaya operation, in partnership with local and regional government and the Health Ministry, built and equipped a hospital in Espinar, one of Peru's poorest regions

New hospital opens up treatment to 70,000 people

Xstrata Copper has funded a new hospital in a remote and impoverished part of Peru, providing a lifeline to local people in need of medical help. Espinar province in the department of Cusco is one of Peru's poorest regions, where 12% of children under five are malnourished and almost a third of homes lack running water.

Until recently, Espinar also had no hospital, meaning patients faced a long journey on poor quality roads to find treatment. As a result, almost one in three mothers died in childbirth and the child mortality rate was 53 deaths per thousand.

This shocking situation led Xstrata Copper's Tintaya operation, in partnership with local and regional government and the Health Ministry, to build and equip a hospital in Espinar to serve the community's most urgent needs. Construction began in September 2006 and the hospital opened its doors in May 2007. Espinar hospital cost $2.5 million to build, in addition to start-up costs of $415,000. The hospital provides outpatient, emergency and hospital care in four basic areas of medicine: surgery, gynaecology, paediatrics and internal medicine.

Six thousand of Espinar's 70,000 population received treatment in the first year. The hospital is also running free healthcare campaigns aimed at low-income groups, including children at Espinar's municipal shelter as well as pregnant women and new mothers.

"This hospital will solve many health problems in Espinar province, especially maternal deaths in the perinatal period, since evacuating patients to Sicuani or Cusco demands time and previously many patients died on the way. That is why this hospital is so important to Espinar," says the hospital's director Carlos Arpilcueta.


ESPINAR

6,000 of Espinar province's 70,000 residents received treatment at the Espinar hospital in its first year

We also aim to anticipate and mitigate any negative impacts our operations might have on the prosperity of a community. We want to ensure that our presence creates sustainable benefits that continue once we cease operations in the area. We complete baseline studies and risk assessments to identify and evaluate socio-economic impacts on local communities and the surrounding region at each stage of the operation's life cycle.

When well managed, the development of a country's mineral wealth makes an important and sustainable contribution to improved health, prosperity and standards of living. Helping countries and communities to reap these benefits is critically important to our continued ability to operate and access new resources.

Approach

Many of our operations are in developing regions with high unemployment or little state support. These include parts of Colombia, Peru, the Philippines and South Africa. We also operate in remote areas of Australia, New Caledonia and Canada.

Mining may be one of the only industries and sources of foreign investment in these regions, and is often the country's primary income generator. In many cases, countries would be unable to benefit from their mineral resources without foreign investors. However, the wealth a nation's natural resources should provide does not always reach the country's wider population or mining communities, resulting in social and political conflict or economic stagnation. This so-called resource curse can deter further investment and slow progress, as well as preventing communities from lifting themselves out poverty.

Taxes and royalties

The taxes and royalties Xstrata pays are a significant element of our contribution to socio-economic development. At the same time, we have a legitimate responsibility to our shareholders to put in place an efficient capital structure and ensure our Company provides an attractive return on investment. In addition to taxes, we also pay mineral royalties to governments and sometimes have profit-sharing or other financial agreements with local communities. For example, the Raglan agreement between Xstrata Nickel and local Inuit communities in Quebec commits us to pay a fixed annual sum plus a share of profits to the Raglan Trust.

We are committed to the maximum transparency possible in financial reporting without compromising our competitiveness, as stated in our Business Principles. We publicly report our financial, operational and sustainability performance in accordance with all relevant legislation and leading practices. We support the Extractive Industries Transparency Initiative (EITI), which promotes transparent reporting of company payments and government revenues in the extractives sector. Peru is the only EITI candidate country in which Xstrata currently operates (see page 20).

In addition to the direct economic contribution we make through taxes and royalty payments, our operations and projects often develop and maintain infrastructure such as roads and utilities for their own use which benefit local communities.

Performance

The International Council on Mining and Minerals' (ICMM) Resource Endowment Initiative, in which we participate, aims to define what is required from governments, civil society and mining companies to enable countries and communities to get maximum benefit from their mineral wealth while attracting foreign investment (see page 20).

In 2008, several Xstrata operations contributed towards the construction, refurbishment or maintenance of local infrastructure such as roads, access to water, schools and other community buildings. Some examples include:

> Xstrata Alloys' work in this area includes grading roads, paving walkways, developing catering stalls, providing containers for use as community centres, and helping to renovate schools, council offices, crèches and clinics;

> Xstrata Coal supports the local Youth Centre and has upgraded various local roads and bridges in New South Wales, Australia, and built clinics at Delmas, Phola and Hlalaukhale in South Africa;

> Xstrata Copper has invested in local infrastructure improvements including a much-needed hospital in Espinar, Peru (see case study); the construction and renovation of hospitals and educational establishments in northwest Argentina; improved roads and a recreational park in north Queensland, Australia; contributions totalling $850,000 to repair infrastructure damaged by earthquakes in north Chile; and improvements to social and health infrastructure in Canada;

> Xstrata Nickel contributed to the construction of a community centre for the Wahnapitae First Nation in Canada; in the Dominican Republic sponsored the construction of homes for 21 families left homeless by the 2007 Tropical Storm Noel; and in New Caledonia, built an access by-pass tunnel so that the crab fisherwomen could continue to safely reach their harvest areas despite the increase of construction vehicles in the area; and

> Xstrata Zinc contributed to the construction of a youth club and park, as well as the upgrade of a school classroom and community centre facilities in Queensland, Australia.

In 2008, our operations generated $724 million of royalties, paid taxes of $1.75 billion and distributed $2.92 billion to employees as wages and benefits.

Procurement

With global operations and supply chain spending of almost $15 billion in 2008, our procurement can make a significant economic impact on countries, regions, communities and individual companies.

Approach

Our Business Principles commit us to honour all contracts with suppliers and customers and pay commercial rates for goods and services, within agreed timescales. Our commodity businesses have policies and practices in place to support suppliers from the local community, or from an operation's wider area of influence. Factors affecting supplier selection include experience and technical ability, environmental, safety and labour standards, local expertise and workforce, capacity, reliability and reputation, innovation, method of work, cost and quality. We prioritise local suppliers wherever possible. Through our corporate social involvement programme, we assist community members to establish small and medium enterprises, and often work with smaller companies to enable them to become suppliers of goods or services to Xstrata and other companies and customers.

As a decentralised business, we do not have a Group procurement function. This allows our commodity businesses and individual operations to purchase products and services locally and have greater flexibility to source based on their specific requirements. Commodity businesses join together to increase their buying power where this makes commercial sense.

In South Africa, our businesses give preference to HDSA-owned or controlled companies in all discretionary procurement. Where appropriate, we support HDSA suppliers through management training and by sharing technology and expertise to ensure they meet our standards. Where no appropriate HDSA supplier is available, we encourage mainstream suppliers to partner with HDSA companies.

We aim to work with suppliers, contractors and business partners to assess whether their health, safety, environment and community performance, training and practices meet our standards. For example, all suppliers must complete a vendor application that includes a health, safety, environment and community component. Each commodity business's sustainable development team evaluates this component of all applications from potential new suppliers to assess whether an audit is required. Operations are notified to conduct an audit if deemed necessary.

Economic value added

2008 $ million	Group	Australasia	Europe	North America	South America	Africa
Revenues	27,952	8,512	2,737	7,394	6,200	3,109
Payments to suppliers (operating costs)	14,803	2,700	2,304	5,956	2,757	1,086
Economic value added	**13,149**	**5,812**	**433**	**1,438**	**3,443**	**2,023**
Royalties	724	458	0	8	258	0
Employee wages and benefits	2,917	1,136	131	822	443	385
Payments to providers of capital (dividends and interest)	1,151	(3)	658	490	1	5
Payments to governments (gross taxes)	1,753	525	119	149	860	100
Community social investment (CSI)	84					
Economic value retained	**6,520**	**3,657**	**(477)**	**(34)**	**1,858**	**1,516**

Creating opportunities for small suppliers

Xstrata's Preferential Procurement Policy and Enterprise Development Programme in South Africa identifies and creates opportunities in our supply chain for emerging and existing small enterprises owned and managed by historically disadvantaged South Africans (HDSA). The programme is designed to redress the existing inequalities such businesses face and to provide mentoring and support. We do this by:

- Identifying and creating opportunities for HDSA enterprises to do business with Xstrata;
- Supporting the creation of new ventures;
- Providing market research and evaluation, feasibility studies and cash flow analysis;
- Helping to produce business plans; and
- Advising on due diligence.

Kwabes Construction Limited is one beneficiary of the programme. Its shareholders comprise two black men, two black women, two disabled people and one senior citizen. All are permanent residents from the Ga-Mampuru, Ga-Pasha and Ga-Masha communities close to Xstrata's Lion smelter.

Kwabes Construction received an interest-free loan from the Xstrata Enterprise Development Programme worth 236,000 Rand to secure premises, purchase equipment and pay the first month's wages. Xstrata also provided training and business and financial advice. The company now employs 75 people and has a five-year contract to provide Xstrata with plant cleaning and dust removal services. The company's average annual turnover is 1.32 million Rand.



A training session at Lion ferrochrome smelter in South Africa

Performance

In 2008, Xstrata spent a total of $14.8 billion to procure goods and services. Our businesses increased their spending with local suppliers in the majority of regions.

In South Africa, Xstrata Coal and Xstrata Alloys set a target to spend 53% and 55% of discretionary expenditure with HDSA suppliers respectively in 2008. Xstrata Alloys achieved its target with 57% of spending with BEE suppliers, Xstrata Coal South Africa's procurement expenditure rose to 47% in 2008, 6% behind its target for the year. Both businesses have set longer-term targets of 80% (Xstrata Alloys) and 62% (Xstrata Coal) of procurement from HDSA suppliers by 2012.

In 2008, 24 projects and operations were audited against our revised sustainable development standard for suppliers, contractors and partners. The average score was 62%. See the Strategy and Governance section on page 21 for more information about our revised SD assurance programme.

Enterprise development

Supporting community members to establish small- and medium-sized enterprises (SMEs) is an important part of Xstrata's approach. This not only helps increase wealth in the regions where we operate, but also diversifies our supply base, reducing the risk of interrupted supply.

Approach

Our businesses support enterprise development through various initiatives, including the provision of loans with preferential terms, start-up and bridging capital, as well as training and knowledge-sharing. We also provide management expertise in areas such as project management, business planning, cash flow management, legal compliance and help finding financial advice and assistance.

Performance

Xstrata Alloys in South Africa, runs an Enterprise Development programme which supported 54 SMEs in 2008, compared with our target of 61 SMEs. Of these companies, 26 were start-ups and 28 are existing enterprises. 45 of the enterprises receiving assistance through these programmes from Xstrata Alloys now supply Xstrata and other businesses in the region with goods and services including logistics, cleaning, catering and light equipment.

Job creation and skills development

Our projects and operations provide significant levels of employment. This brings particular benefits in remote and less-developed regions where there is little alternative work and many people lack skills. We recognise the importance of recruiting local people and giving them the skills to increase their wealth and improve their chances of remaining employed.

Approach

Our businesses give preference to local residents where possible when hiring. A number of operations have formal agreements in place with local communities, unions and/or regional authorities to maximise local employment opportunities or hire a specified proportion of local people. For example, Xstrata Alloys has agreements with some tribal authorities in South Africa to recruit between 60% and 70% of new hires from local tribal areas.

In regions with high numbers of unskilled people, including Peru and the Philippines, we implement rotational employment, where community members share the available positions on a rotational basis. Participating employees are usually selected and managed in cooperation with community leaders or tribal authorities.

Many projects and operations have community skills and training programmes in place, again with a focus on regions with high unemployment or a high proportion of unskilled workers. These programmes aim to equip members of the communities in the operations' area of influence with the necessary skills to gain employment with or act as suppliers to Xstrata and other companies.

Performance

In 2008, we recruited 3,409 new positions compared with 3,045 in 2007, primarily in the Alloys, Coal and Nickel businesses.

Xstrata Alloys created over 500 new positions in its Eastern Limb operations in South Africa, as a result of expanding mining production and commissioning new mining areas. The commissioning of the Bokamoso pelletising plant and the start-up of furnaces five and six at Wonderkop created over 200 new positions.

Xstrata Coal created 516 new positions in New South Wales through acquired operations, the start up of Glendell, a new operation and the switch from contractors to direct workforce at a number of sites.

Xstrata Nickel created 143 jobs at Nickel Rim South in Sudbury, Canada, where a new mine is due to be commissioned in the second half of 2009. Over 300 new positions were created at other Sudbury operations and at Raglan, also in Canada, to support the development of projects to replace older, existing operations. However, due to the sudden economic downturn from the third quarter of 2008, Xstrata Nickel suspended or accelerated the closure of a number of older, higher-cost operations. These operational changes resulted in approximately 200 early retirements and 680 positions being made redundant at Sudbury in February 2009. We provided full employee support programmes for affected employees.

See the labour relations section on pages 45-46 for details of how we are supporting employees and communities at the operations we have closed, suspended or placed into care and maintenance as a result of market conditions.

Xstrata Alloys has identified the need for the construction of a second community skills training centre at its western operations in South Africa, to maximise local employment and help community members to find work with other companies in the region, which has high unemployment. It is envisaged that this training facility, in addition with the Lion training facility in the eastern limb will cater for approximately 400 engineering scholarships per annum.

Xstrata Copper's Las Bambas project in Peru, through a partnership with local organisation Jallpa Willka, is helping local craftsmen and women to learn traditional weaving skills that had fallen into decline, as well as skills such as product design, quality control and marketing. There are now 300 artisans directly involved, and a further 1,200 people such as farmers, sheepshearers and growers of native plants who benefit indirectly from the project. Now in its third year, the project is expanding to include stone carving and artefacts made from recycled paper and cardboard from the Las Bambas project. Textile products made as part of the project are now on sale in Lima and around the world.

Targets and goals for 2009
Set aside a minimum of 1% annual Group profit before tax for CSI
All managed operations to implement, maintain and annually review a stakeholder engagement plan. Stakeholder engagement information incorporated into annual strategic reviews
All Xstrata sites to promote awareness of community complaints and grievance mechanisms process in 2009

5. Supplementary information

Independent Auditor's Limited Review Report to the Management and Directors of Xstrata plc

We have performed limited assurance procedures to review Xstrata's compliance with its approach to compilation of the 2008 Sustainability Report ('the Report') as detailed in 'Work Scope' below.

Directors and management responsibility
The Directors of the Company are responsible for the preparation of the Sustainability Report 2008. The report has been prepared by management of Xstrata ('Management') who are responsible for the collection and presentation of information within it and for maintaining adequate records and internal controls that are designed to support the sustainability reporting process. There are currently no prescribed requirements relating to the preparation, publication and verification of sustainability reports.

Auditor's responsibility
Our responsibility in performing our limited assurance activities is to the Management and Directors of Xstrata only and in accordance with the terms of reference for this engagement as agreed with them. We do not therefore accept or assume any responsibility for any other purpose or to any other person or organisation. Any reliance any such third party may place on the Report is entirely at its own risk.

Our review has been planned and performed in accordance with the International Federation of Accountants' International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information ('ISAE 3000'). We have also considered the applicable International Council on Mining and Metals' ('ICMM') Assurance Procedures and the Global Reporting Initiative G3 reporting guidelines in conducting our review procedures.

These procedures have been undertaken to form a conclusion that nothing has come to our attention that causes us to believe that Xstrata has not undertaken the stated approach to preparation of the Report for the period 1 January 2008 to 31 December 2008 (within the boundaries described in the Report). Our responsibility did not include:

> Assessing the accuracy, fairness or balance of performance data sets;

> Testing the information technology ('IT') systems used to collect and aggregate site data. That is, we did not test IT controls or perform procedures relating to checking aggregation or calculation of data within the IT systems;

> Review of management's forward-looking statements;

> Any comparisons made against historical data, with the exception of specific sustainability targets;

> Assessing whether Xstrata has addressed the requirements of ICMM Subject Matters 2, 3 or 4; and

> Attending any stakeholder engagement activities.

Level of assurance
A limited assurance engagement consists of making enquiries and applying analytical and other limited assurance procedures. Our procedures were designed to provide a limited level of assurance and as such do not provide all the evidence that would be required to provide a reasonable level of assurance. While we considered the effectiveness of management's internal controls when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Work scope
We designed our procedures in order for us to evaluate the Report against Xstrata's application of the principles of materiality, inclusivity and responsiveness and its approach to data integrity as stated in the Report as follows:

Materiality:
a) Has Xstrata applied the approach described in the 'Defining report content' section of the Report (page 17) to identify material issues for inclusion in the Report?

b) From the framework in a) above, has Xstrata reported the material issues relating to its sustainability performance?

c) Has Xstrata included sustainability performance information from all material entities in its defined boundary for reporting?

Inclusivity:
a) Has Xstrata followed the approach described in the 'Stakeholder engagement' section of the Report (page 22) to identify the internal and external stakeholders?

b) Has Xstrata included the identified stakeholders in discussions to identify the sustainability issues of most concern to these stakeholders?

Responsiveness:
a) Has Xstrata undertaken the approach described in the 'Ethics' and 'Community – Policy and approach' sections of the Report (pages 26 and 80) to respond to the identified stakeholders' concerns?

Data Integrity:
a) Has Xstrata collated Group data from operations level data as described in the 'Data' section of the Report (page 16)?

b) Has Xstrata executed its Sustainable Development (SD) assurance programme as described in the 'Sustainability governance' section of the Report (page 21) as a means to minimise material errors in sustainability performance data?

In addition, we considered the reported alignment of Xstrata's Sustainable Development Policy and Standards and Business Principles to the ICMM Sustainable Development Framework assurance procedures, in particular Subject Matter 1 and Subject Matter 5 as follows:

a) Has Xstrata aligned its sustainability policies and standards to ICMM's 10 Sustainable Development Principles and to the mandatory requirements of ICMM Position Statements (Subject Matter 1)?

b) Has Xstrata correctly applied the Global Reporting Initiative's (GRI) G3 sustainability reporting guidelines in assessing and self-declaring the GRI application level of its 2008 Sustainability report (page 18).

Procedures undertaken

The sites selected for testing are representative of the major commodity businesses, cover diverse geographic locations and included both mining and refining operations. The materiality appraisal process was followed for a set of material issues identified at site level through to the division level then to the Xstrata commodity business unit level and finally to the corporate level. The performance data reviewed related to the stated 2008 targets and key indicators related to production, environmental and social performance that were established in the 2007 Sustainability report. The sites visited included:

> Bulga Mine, Coal, Hunter Valley, Australia;

> Alumbrera Mine, Copper, Catamarca Region, Argentina;

> Townsville Refinery, Copper, Queensland, Australia; and

> Sudbury Mine, Nickel, Ontario, Canada.

In order to undertake our review, our procedures included, but were not limited to:

> Considering Xstrata's Sustainable Development Standards that outline the processes used to identify internal and external stakeholders and how to engage them to identify material sustainability issues;

> Interviewing a selection of Xstrata staff and management responsible for health, safety, environment and community from site, division and commodity business unit level to understand how site material issues are escalated to the corporate level;

> Interviewing Xstrata Group-level personnel responsible for the Report development to determine the criteria used to determine the material issues that should be included in the Report;

> Reviewing the Report to determine whether the description of the processes used to identify and report on material issues is consistent with that found during our procedures;

> Reviewing the Report to determine whether the description of the stakeholder engagement process is consistent with that found during our procedures;

> Reviewing the Report to determine whether material topics and performance issues identified during our procedures had been adequately disclosed;

> Sample testing the corporate data collection, aggregation and disclosure processes for sustainability targets and performance indicators;

> Reviewing Xstrata's own Sustainable Development assurance programme for 2008 to evaluate its ability to support the delivery of robust and accurate site-based sustainability data;

> Reviewing selected Xstrata policies and standards and assessing alignment with ICMM's 10 Sustainable Development Principles as detailed in Annex 1 of the ICMM Sustainable Development Framework Assurance Standard (May 2008) and all other mandatory requirements as set out in ICMM's Position Statements; and

> Reviewing the Report and agreeing Xstrata's self-assessment of the Report's GRI G3 application level.

Our Independence and Assurance Team

The firm and all professional personnel involved in this engagement have met the independence requirements of Australian or International professional ethical requirements. Ernst & Young has provided a range of services to Xstrata including but not limited to the provision of certain statutory financial audit services. We believe the provision of these services has not impaired our impartiality with respect to this work. Our team has the required competencies and experience for this engagement.

Assurance conclusions

On the basis of our procedures for this limited assurance engagement, which is not an audit, we provide the following conclusions:

Group Sustainability Reporting
Nothing has come to our attention to cause us to believe that Xstrata has not:

> Followed the approach described to identify material issues for inclusion in the Report;

> Included all material issues relating to its sustainability performance;

> Included sustainability performance information from all material entities in its defined boundary;

> Followed the approach described to identify its internal and external stakeholders;

> Followed the approach described to engage these stakeholders in discussions around the sustainability issues of most concern to these stakeholders;

> Followed the approach described to respond to the identified stakeholders' concerns;

> Collated Group data from operations-level data in accordance with its stated methodology; and

> Executed its Sustainable Development (SD) assurance programme as stated in the Report.

Additional ICMM Subject Matter
Nothing has come to our attention to cause us to believe that:

> Xstrata's sustainable development policies and standards do not align with ICMM's 10 Sustainable Development Principles and the mandatory requirements of all ICMM Position Statements; and

> Xstrata's self-declared application level of the Global Reporting Initiative's (GRI) G3 sustainability reporting guidelines is not materially misstated.

Where web links have been made from the full Report to Xstrata web pages for the purposes of meeting the declared GRI G3 application level, our review included that web-based information that was available via these web links as of the date of this statement. We provide no assurance over changes to the content of these web links after the date of this assurance statement.

Trent van Veen
Partner

Ernst & Young
Sydney
5 May 2009

Summary of Key Sustainability Data

Economic indicators

$million	2004†	2005†	2006†	2007†	**2008†**
Total Group Revenue	6,462	8,050	17,102	28,542	**27,952**
Total Group EBIT	1,499	2,520	5,765	8,792	**7,261**
Employee salaries and benefits	735	878	1,435	2,565	**2,917**
Royalties and taxes	212	611	1,413	3,596	**2,477**
Corporate social involvement	11	25	49	102	**84**
Dividends per share	24US¢	31US¢	42US¢	50US¢	**18US¢**

† Results reported under IFRS

Production indicators

	2004	2005	2006	2007	**2008**
Ferrochrome (kt)	1,225	1,122	959	1,219	**1,126**
Vanadium pentoxide (k lbs)	21,067	20,166	21,651	18,870	**16,604**
Ferrovanadium (k kg)	5,791	4,936	4,907	4,280	**3,622**
Platinum Group metals (k oz)	–	–	10	99	**223**
Thermal coal (mt)	48.1	52.2	65.6	69.6	**73.3**
Coking coal (mt)	5.2	4.8	5.6	6.8	**6.9**
Semi-soft coking (mt)	6.7	4.8	5.3	6.4	**5.3**
Total coal (mt)	60.0	61.8	76.5	82.8	**85.5**
Copper in concentrate (kt)[1]	461	494	641	864	**844**
Gold in concentrate (kt)	726	685	698	703	**627**
Gold in dore (kt)	50	60	73	74	**60**
Anode copper (kt)	236	220	468	668	**640**
Refined copper (kt)	238	219	477	802	**807**
Zinc metal (kt)[2]	646	649	879	844	**796**
Zinc in concentrate (kt)[2]	312	385	670	736	**861**
Lead metal (kt)	126	161	231	190	**220**
Lead in concentrate (kt)	153	184	218	214	**251**
Refined silver (k oz)	8,976	11,859	8,183	5,808	**7,907**
Silver in crude lead (k oz)[3]	10,581	11,362	6,273	7,533	**10,197**
Nickel (kt)	–	–	51.7	52.1	**54.5**
Ferronickel (kt)	–	–	29.7	29.1	**18.8**
Copper (kt)	–	–	33.1	31.4	**27.7**
Cobalt (kt)	–	–	1.4	1.4	**1.3**

[1] Includes Xstrata Copper's 44% share of Collahuasi and 33.75% share of Antamina
[2] Includes Xstrata Zinc's pro-rata share of CEZ production (25%) and Antamina production (33.75%)
[3] Includes silver from purchased concentrate

Environmental indicators

	2004	2005	2006	2007	**2008***
Direct energy use (PJ)	19.4	21.30	24.2	65.5[#]	**64.8**
Total energy use (PJ)	58.2	55.40	61.9	127.4[†]	**127.1**
Total water use (ML)	74,900	75,300	85,600	168,700	**170,100**
Direct greenhouse gas emissions (CO_2 equivalent million tonnes)	8.7	7.6	10.3	16.0[‡]	**15.6**
Total greenhouse gas emissions (CO_2 equivalent million tonnes)	16.2	14.5	17.4[‡]	23.3[»]	**24.9**
Sulphur dioxide stack emissions (tonnes)	229,291	238,564	252,888	368,264	**408,275**
Oxides of nitrogen stack emissions (tonnes)	1,477	1,112	1,193	1,523	**2,307**
Total recycling and reuse of water (ML)	92,900	98,900	101,300	394,300	**511,400**
Land disturbed (hectares)	2,362	2,142	1,734	3,822	**4,787**
Land rehabilitated (hectares)	659	1,122	992	1,309	**1,417**
Category 1 incidents	580	441	890	1,143	**1,604**
Category 2 incidents	210	158	229	264	**241**
Category 3 incidents	35	20	24	11	**8**
Category 4 incidents	–	–	–	–	**–**
Category 5 incidents	–	–	–	–	**–**
Prosecutions	–	–	–	–	**–**
Fines	$1,110	–	$8,100	$600	**$25,300**

[*] 2008 data includes acquisitions from date of acquisition
[#] 2007 figure restated from 50.8 PJ
[†] 2007 figure restated from 112.7 PJ
[‡] 2007 figure restated from 15.0 (CO_2 equivalent million tonnes)
[»] 2007 figure restated from 24.1 (CO_2 equivalent million tonnes)

Social indicators

	2004	2005	2006	2007	**2008***
Total workforce	22,144	24,091	43,732	56,249	**62,758**
Permanent employees	16,766	17,628	28,198	36,123	**38,512**
Full-time contractors	5,378	6,463	15,882	20,126	**24,246**
Total employees covered by collective agreements	13,047	12,639	19,451	20,639	**23,517**
Fatalities	6	9	2	9	**6**
Total Recordable Injury Frequency Rate	18.5	15.0	14.1	12.3	**10.1**
Lost Time Injury Frequency Rate	5.3	4.3	3.3	3.0	**2.7**
Disabling Injury Severity Rate	613	575	399	340	**272**
Health and safety prosecutions	–	–	–	–	**–**
Health and safety fines	–	–	–	–	**$254,900**
Occupational illnesses	36	37	58	35	**60**
Average hours of training per employee per year	117	71	44[‡]	32[‡]	**38**
Community complaints	490	587	391	577	**478**

[*] 2008 data includes acquisitions from date of acquisition
[‡] Training hours restated for 2006 and 2007

GRI Content Index

Indicator	Reference and page number	Level of reporting	UN Global Compact principles	ICMM principles
Strategy and analysis				
1.1	CEO report, page 4	✔		2
1.2	CEO report, page 4 Sustainability strategy and governance, Sustainability and business strategy, page 18 2008 Scorecard and 2009 targets, pages 6-15	✔		2,4
Organisational profile				
2.1	Inside front cover	✔		
2.2	Inside front cover	✔		
2.3	Overview of operations, pages 2-3	✔		
2.4	Overview of operations, pages 2-3	✔		
2.5	Overview of operations, pages 2-3	✔		
2.6	Overview of operations, pages 2-3	✔		
2.7	2008 Annual Report, pages 45-79	✔		
2.8	Inside front cover, Annual report page 45-79	✔		
2.9	About this Report: Acquisitions and disposals, page 16	✔		
2.10	See www.xstrata.com/sustainability	✔		
Report parameters				
3.1	About this Report, pages 16-17	✔		10
3.2	About this Report, pages 16-17	✔		
3.3	About this Report, pages 16-17	✔		10
3.4	Inside back cover	✔		
3.5	About this Report, pages 16-17 Sustainability strategy and governance: Stakeholder engagement, page 22	✔		10
3.6	About this Report, pages 16-17	✔		
3.7	About this Report, pages 16-17	✔		
3.8	About this Report, pages 16-17	✔		
3.9	About this Report, pages 16-17	✔		
3.10	About this Report, pages 16-17	✔		
3.11	About this Report, pages 16-17	✔		
3.12	GRI content index, pages 98-100	✔		10
3.13	About this Report, pages 16-17 Sustainability strategy and governance: Sustainable Development Framework, page 21	✔		10
Governance, commitments and engagement				
4.1	Sustainability strategy and governance: Sustainability governance, page 21 Annual report, page 91: Corporate governance	✔		1
4.2	Annual report, page 92: Chairman and Chief Executive	✔		
4.3	Annual report, page 92: Corporate Governance	✔		
4.4	Annual Report, page 94: Relations with Shareholders	✔		
4.5	Sustainability strategy and governance, Sustainability governance, page 21 Annual report, pages 98-107: Remuneration report	✔		2
4.6	Annual report, page 87: Directors' report	✔		
4.7	Sustainability strategy and governance: Senior management oversight, page 21	✔		
4.8	Sustainability strategy and governance: Sustainability and business strategy, page 18 Sustainability strategy and governance: Sustainable Development Framework, page 21	✔		2
4.9	Sustainability strategy and governance: Sustainability governance, page 21	✔		1
4.10	Sustainability strategy and governance: Senior management oversight, page 21	✔		1
4.11	Sustainability strategy and governance: Sustainability and business strategy, page 18	✔	7	2
4.12	Sustainability strategy and governance: Economic sustainability, page 20 Sustainability strategy and governance: Sustainable Development Framework, page 21	✔		1
4.13	Sustainability strategy and governance: Economic sustainability, page 20 Sustainability strategy and governance: Public Policy, page 26	✔		1
4.14	Sustainability strategy and governance: Stakeholder engagement, page 22	✔		10
4.15	Sustainability strategy and governance: Stakeholder engagement, page 22	✔		10
4.16	Sustainability strategy and governance, page 18	✔		10
4.17	Sustainability strategy and governance: Main engagement initiatives by country, pages 23-25	✔		10

✔ Fully reported GRI Indicator ● Partially reported GRI Indicator ⊗ GRI Indicator not reported

Indicator	Reference and page number	Level of reporting	UN Global Compact principles	ICMM principles
Economic indicators				
EC 1	Community: Economic value added, page 91	✔		
EC 2	Environment: Physical risks, page 57 Environment: Investigating and responding to long-term climate change impacts at Raglan, Canada, page 56 Sustainability strategy and governance: Environmental sustainability, page 19 Environment: Climate change, page 52	✔		4
EC 3	Annual Report: Remuneration Report, page 104	✔		
EC 4	About this report, page 17	✔		
EC 6	Community: Procurement, page 91	✔		2
EC 7	Community: Job creation and skills development, page 93 Our people: Local employment, page 48	✔		9
EC 8	Community: Socio-economic development, page 88	✔		9
EC 9	Community, Refer to section: Policy and approach, page 80	✔		4
MM 1	Community: Socio-economic development, page 88	✔		9
MM 2	Community: Economic value added, page 91	●		9
Environmental indicators				
EN 1	Environment: Energy use, page 59 Environment: Water, Performance, page 60 Summary of key sustainability data: Production Indicators, pages 96-97 Summary of key sustainability data: Environmental Indicators, pages 96-97	✔		6
EN 2	Sustainability datasheet available at www.xstrata.com/sustainability	✔	8	6,8
EN 3	Environment: Energy use, page 59 Environment: Energy consumption by source, page 59	✔		6
EN 4	Environment: Energy use, page 59 Environment: Energy purchased by source, page 59	✔		6
EN 5	Environment: Energy efficiency, page 59	✔	8, 9	6, 8
EN 6	Environment: Energy efficiency, page 59	✔	8, 9	6,8
EN 7	Environment: Energy efficiency, page 59	✔	8	6, 8
EN 8	Environment: Water, page 60	✔		6
EN 9	Environment: Water, page 60	●		
EN 10	Environment: Water recycling, pages 60-61	✔	8	6, 8
EN 11	Environment: Biodiversity and landscape functions, page 64 Environment: Protected areas and High Biodiversity Value Areas, pages 66-68	✔	8	7
EN 12	Environment: Approach, page 64 Environment: Landscape management, site closure and rehabilitation, page 64	✔	8	7
EN 13	Environment: Site rehabilitation, page 71	✔	8	7
EN 14	Environment: Conservation plans and activities, page 64 Environment: Biodiversity management at Koniambo, New Caledonia, page 65 Environment: Biodiversity offsets, page 71	✔	7 8	
EN 15	Environment: Biodiversity and landscape functions, page 64	✔	8	
EN 16	Environment: Greenhouse gas emissions, page 57 Environment: Performance, page 57	✔		6
EN 17	Environment: Greenhouse gas emissions, page 57	✔		6
EN 18	Environment: Greenhouse gas emissions, page 57 Sustainability strategy and governance: Climate change, page 52	✔		6, 8
EN 19	Environment: Greenhouse gas emissions, page 57	✔		6
EN 20	Environment: Emissions to air, page 72	✔		6
EN 21	Environment: Discharges to water, page 60 Environment: A zero discharge plan at Eland platinum mine, South Africa, page 63	✔		6
EN 22	Environment: Waste, page 74 Environment: Waste generated by type; Waste recycled, pages 74-75	✔	8	6, 8
EN 23	Environment: Category 3 incidents in 2008, pages 78-79	✔		6
EN 24	Not material, represents 0.01% of total waste transported	✔		6, 8
EN 25	Environment: Biodiversity table, pages 66-68	✔		8
EN 26	Environment: Product Stewardship, page 76, Environment: Supporting low emissions technologies, page 53	✔	8	6, 8
EN 27	N/A	✔		
EN 28	Environment: Fines, page 79	✔		6
EN 29	Environment: Greenhouse gas emissions, pages 57-58	✔	8	8
MM EN23	Environment: Site rehabilitation, page 71 Environment: Land Disturbed vs Land Rehabilitated, page 71	✔	8	7

GRI Content Index *continued*

Indicator	Reference and page number	Level of reporting	UN Global Compact principles	ICMM principles
Environmental indicators				
MM3	Environment: Conservation plans and activities, page 71	✔	8	7
MM4	Environment: Recycling, page 74	✔		8
MM5	Environment: Safe use and disposal of our products, page 76	✔	8	8
MM6	Environment: Approach, page 52 Environment: Waste rock, page 73 Environment: Tailings and slag, page 73 Environment: Hazardous waste, page 74	✔	8	6, 8
Labour practices and decent work				
LA 1	Our people: Policy, page 29 Our people: Xstrata workforce profile by country; Employees by CBU; Workforce by role type, pages 29-30	✔		
LA 2	Our people: Labour relations, pages 44-45	✔		
LA 4	Our people: Labour relations, page 44	✔		3
LA 5	Our people: Labour relations, page 44	✔	3	3
LA 7	Our people: Fatalities by country 2005 to 2008, page 30 Our people: Injury frequency rates, page 35 Our people: Occupational illness cases, page 37	✔		5
LA 8	Our people: Health, pages 36-43	✔		5
LA 10	Our people: Average training hours and spend per employee, page 47	✔		2
LA 11	Community: Job creation and skills development, page 93 Our people: Support for employees losing their jobs at Falcondo, Dominican Republic, page 46	✔		9
LA 12	Our people: Employee development and training, page 46	✔		
LA 13	Our people: Representation of women, and 2008 Annual Report pages 82-84, page 48	✔	6	3
LA 14	Our people: Representation of women, page 48	✔	6	3
MM 12	Sustainability strategy and governance: Crisis management and emergency preparedness, page 22	✔		4
MM 13	Our people, Refer to section: Health, page 37 Our people: Maintaining productivity with an ageing workforce at Beltana coal mine, Australia, page 40	✔		5
Human rights				
HR 1	Sustainability strategy and governance: Ethics, page 26	✔	1,2	1, 3
HR 2	Sustainability strategy and governance: Human rights management, page 27	✔	1,2	1, 3
HR 3	Sustainability strategy and governance: Human rights management, page 27	✔	1,2	3
HR 4	Our people: Discrimination cases, page 48	✔	6	3
HR 5	Our people: Labour relations, page 44	✔	3	3
HR 6	Sustainability strategy and governance: Child and forced labour, page 28	✔	5	3
HR 7	Sustainability strategy and governance: Child and forced labour, page 28	✔	4	3
HR 8	Sustainability strategy and governance: Human rights, page 27	✔		2
HR 9	Community: Indigenous peoples and cultural diversity, page 84	✔	2	3
MM 11	Community: Indigenous peoples and cultural diversity, page 84	✔		3
Social performance indicators				
SO 1	Community: Community engagement, page 83	✔		2, 4
SO 2	Sustainability strategy and governance: Bribery and Corruption, page 26	✔	10	1
SO 3	Sustainability strategy and governance: Bribery and corruption, page 26	✔	10	1
SO 4	Sustainability strategy and governance: Bribery and Corruption, page 26	✔	10	1
SO 5	Sustainability strategy and governance: Public policy, page 26	✔		1
SO 6	Annual report, p85: Directors' Report Sustainability strategy and governance: Public policy, page 26	✔		
SO 7	No incidents	✔		
SO 8	Environment: Fines, page 79; Our people, Safety fines & prosecutions, page 35	✔		
MM 7	Community: Policy and Approach, page 80 Community: Complaints by type, page 83	✔		9
MM 8	Not material	✔		
MM 9	Community: Resettlement, page 87 Community: Resettling the Fuerabamba community, pages 85-86	✔		3
MM 10	Environment: Landscape Management, site closure and rehabilitation, page 64	✔		2
Product responsibility				
PR 1	Environment: Product stewardship, page 76	✔		
PR 3	Environment: Product stewardship, page 76	✔		8
PR 6	N/A	✔		
PR 9	None	✔		

Glossary

AA1000 Assurance Standard (AA1000AS) (2008)
Provides the requirements for conducting sustainability assurance. It evaluates adherence to the AA1000 Principles and the quality of publicly disclosed information on sustainability performance.

AIDS
Acquired immune deficiency syndrome.

AS/NZS 4801
Australia/New Zealand Standard specifying requirements for an occupational health and safety management system.

BEE
Black Economic Empowerment – The 'Broad-Based Black Economic Empowerment Act 53 of 2003' established a legislative framework for the economic empowerment of all black people including women, workers, youth, people with disabilities and people living in rural areas.

Biodiversity
Biodiversity is an abbreviation of 'biological diversity' and means the variability among living organisms from all sources, including land-based and aquatic ecosystems, and the ecosystems of which they are part. These include diversity within species, between species and of ecosystems.

Biodiversity offset
The setting aside of an area to compensate for the disturbance or loss of biodiversity.

Business Principles
Xstrata's Statement of Business Principles sets out the ethical framework for the way we work globally. The statement sets out specific aspirations and commitments that apply to the Company's relations with its customers, employees, shareholders, partners, suppliers and in the communities where it operates.

Carbon intensity
Calculated as CO_2e tonnes per tonne of product.

CCS
Carbon capture and storage. The capture of CO_2 from the combustion of fossil fuels and storage as liquid CO_2 in deep underground seams.

CCSD
Cooperative Research Centre for Coal in Sustainable Development in Australia.

'Clean coal' technology
Refer to LECT – low emission coal technology below.

Closure plan
A formal document detailing a costed conceptual outline of how the operation will be closed, taking into account the options available to deal with prevailing social and environmental issues.

CO_2e
Carbon dioxide equivalent is a standard metric by which greenhouse gases other than carbon dioxide are converted to CO_2 equivalence to facilitate comparisons and quantification.

Colliery
Underground coal mine.

Combined Code on Corporate Governance
The UK's Combined Code on Corporate Governance sets out standards of good practice in relation to issues such as board composition and development, remuneration, accountability and audit and relations with shareholders.

Commodity Business Unit (CBU)
Xstrata's activities are structured into six global commodity businesses organised along commodity lines: Xstrata Alloys, Xstrata Coal, Xstrata Copper, Xstrata Nickel, Xstrata Zinc; and Xstrata Technology.

CRC
Co-operative Research Centre – key body for Australian scientific research administered by the Commonwealth Department of Innovation, Industry, Science and Research.

Critical Incident (CI)
An incident which has caused a fatality or life-threatening injuries to a person; damage to assets or property, or loss of operations, to a value greater than $10 million; a category 4 or category 5 environmental incident or; media attention/public exposure of a serious, negative consequence.

CSI
Corporate Social Involvement.

dBA
Decibels are used to measure sound level. The most widely used sound level filter is the A scale, measurements made on this scale are expressed as dBA.

DEAT
Department of Environmental Affairs and Tourism, South Africa.

Direct energy
Forms of energy that are consumed within the operational boundary.

Disabling Injury
Lost Time Injuries (LTI) and Restricted Work Injuries (RWI).

DISR
Disabling Injury Severity Rate – days lost to disabling injuries per million hours worked.

DJSI
Dow Jones Sustainability Index.

Diversity
Workplace diversity refers to the extent to which an organisation is culturally diverse. Cultural diversity includes the range of ways in which people experience a unique group identity, which includes gender, sexual orientation, race, ethnicity and age.

EC
European Commission.

EIS
Environmental Impact Study.

EIA
Environmental impact assessment.

EITI (Extractive Industries Transparency Initiative)
The Extractive Industries Transparency Initiative (EITI) aims to increase transparency in transactions between governments and companies within the extractive industries sector.

Environmental incident categories
Incidents are classified on a scale ranging from 1 to 5 representing the extent of environmental impact.

EMPR
Environmental Management Programme Report (the South African equivalent of an Environmental Impact Study/Assessment).

EMS
Environmental Management System[s].

EU
European Union.

Fatality
A death resulting from an occupational injury or illness.

Fresh water intensity
Fresh water use per tonne of product.

GJ
Gigajoules (1 GJ = 1,000,000,000 joules).

Global Compact
The UN Global Compact is a voluntary corporate responsibility initiative to advance ten universal principles in the areas of human rights, labour, the environment and anti-corruption.

GHG
Greenhouse gas.

GRI
Global Reporting Initiative – a multi-stakeholder, international process whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines to assist corporations in reporting on the economic, environmental, and social performance of their operations.

ha
Hectares (1 ha = 10,000 square metres).

HDSA
Historically disadvantaged South Africans.

High Potential Risk Incident (HPRI)
An incident which could have resulted in a Critical Incident (CI).

HIV
Human immunodeficiency virus.

Hours worked
Total number of hours worked by employees, including overtime and training, excluding leave, sickness and other absences, including the total number of contractor hours worked on-site during the year.

HSEC
Health, safety, environment and community.

ICMM
International Council on Mining and Metals.

ILO
International Labour Organisation.

Indirect energy
Energy produced outside the operational boundary that is consumed to supply energy for the operation (e.g. purchased electricity).

Intensity (intensity measure)
Key performance indicators normalised to tonne of production.

ISO 14001
The International Standardisation Organisation's standard for environmental management systems.

IUCN
International Union for the Conservation of Nature and Natural Resources, also known as the 'World Conservation Union'.

Jarofix
Jarosite is transformed into jarofix, a solidified, stabilised, inert material (classified as a non-hazardous waste).

Jarosite
Iron sulphate (classified as a hazardous waste).

kWh
Kilowatt hour.

Land disturbed
Land disturbed by operational activities.

Land rehabilitated
Land disturbed by operational activities and then reshaped and revegetated.

LECT
Low emission coal technology. Technology to produce near-zero carbon emission electricity and hydrogen from coal.

Longwall
Series of equipment, including hydraulic jacks and a shearer, used to mine coal in an underground mine.

LPG
Liquid petroleum gas.

LTI
Lost Time Injury – an occupational injury or illness that results in days away from work on any rostered shift subsequent to that on which the injury occurred. A fatality is also recorded as a LTI.

LTIFR
Lost Time Injury Frequency Rate = number of lost time injuries per million hours worked.

m^3
Cubic metres.

MAC
Mining Association of Canada.

Materiality
Disclosing all information of significant concern to stakeholders for assessing our economic, environmental, and social performance.

MCA
Minerals Council of Australia.

Megalitre or ML
1 megalitre = 1,000,000 litres or 1,000 kilolitres.

MWh
Megawatt hour (1,000 kilowatt hours (kWh)).

µg/dl
Micrograms per decilitre (decilitre = one tenth of a litre).

Millennium Development Goals
Eight goals agreed by the United Nations in 2000 which range from halving extreme poverty to halting the spread of HIV/AIDS.

Mining Charter
The policy objective stated in the South African Mineral and Petroleum Resources Development Act to expand opportunities for historically disadvantaged persons to enter the mining and minerals industry or benefit from the exploitation of the nation's mineral resources.

MPRDA
The South African Minerals and Petroleum Resources Development Act, 2004 governs the transfer of mining rights and grant of mining authorisations.

Mt
Megatonnes (1 Mt = 1,000,000 tonnes).

MTI
Medical Treatment Injuries – an occupational injury/illness which is not classified as an LTI or RWI, but which results in loss of consciousness or medical treatment after first aid.

MW
Megawatt, a unit for measuring electric power, which has the value of 1,000,000 watts.

NGOs
Non-governmental organisations.

NIHL
Noise-induced hearing loss.

Non-trading items
Non-trading items are material items of income and expense, which, due to their nature or expected infrequency are presented separately.

NO_X
Oxides of nitrogen (nitric oxide and nitrogen dioxide).

NT
Northern Territory, Australia.

Occupational illness
An occupational illness is registered when it is confirmed as a work-related compensable case by a medical practitioner/physician.

OHSAS 18001
The internationally recognised assessment specification for occupational health and safety management systems. It was developed by a selection of leading trade bodies, international standards and certification bodies.

PGMs
Platinum group metals.

PPE
Personal protective equipment.

PJ
Petajoule (1,000,000 gigajoules).

Premus technology
Proprietary technology for the production of ferrochrome, developed and patented by Xstrata Alloys. Premus technology has significant cost and environmental benefits compared to existing technology.

Raw water
Untreated water extracted from groundwater, dams or rivers. Groundwater is extracted from wells, bores, cut-off trenches and mine dewatering both on and off site. Surface water is defined as water from streams, lakes and dams including rain water and collected runoff.

Recycled water
Recycled/reused water is water:

> that has been used at least once in a process within the operation or at another operation within the organisation;

> that would otherwise be part of a waste stream; and

> if not reused, would require the input of raw water.

Red List
IUCN Red List of Threatened Species.

Reductant
Reducing agent, i.e. the electron donor in an oxidation-reduction (redox) reaction.

Renewable energy
Energy generated from natural resources such as sunlight, wind, rain, tides and geothermal heat, which are renewable (naturally replenished).

Renewable resources
Capable of being replenished within a short time through ecological cycles (as opposed to resources such as minerals, metals, oil, gas, coal that do not renew in short time periods).

Resettlement
The relocation of people or communities to a new location.

ROM
Run of mine.

RWI
Restricted Work Injury is an occupational injury or illness that results in a person being physically or mentally unable to perform all or any part of his/her normal assignment during any rostered shift subsequent to that on which the event occurred, that is, where: (1) the employee was assigned to another job on a temporary basis; (2) the employee worked at a permanent job less than full-time; or (3) the employee worked at his or her permanently assigned job but could not perform all the duties normally connected with it.

Scope 1/direct GHG emissions
GHG emissions from sources that are owned or controlled by Xstrata. For example, direct emissions related to combustion from burning fuel for energy within the mining lease.

Scope 2/indirect GHG emissions
GHG emissions that result from Xstrata's activities but are generated at sources owned or controlled by another organisation. In the context of this indicator, indirect emissions refer to GHG emissions from the generation of electricity consumed by Xstrata's operations.

Scope 3 GHG emissions
Scope 3 is an optional reporting category that allows for the treatment of all other indirect GHG emissions. Scope 3 GHG emissions are a consequence of the activities of our operations, but occur from sources not owned or controlled by the Company. Some examples of Scope 3 activities are transportation of materials and use of sold products.

SD
Sustainable Development.

SD Assurance Programme
Under the Xstrata SD Assurance Programme operations and projects undergo a range of SD audits, including SD risk audits, SD standards audits, SD integration audits and SD verification audits.

SD Standards
Xstrata's 17 SD standards which set out corporate SD performance expectations for each project and operation and against which sites and commodity businesses are independently audited through the Xstrata SD Assurance Programme.

SME
Small and medium-sized enterprise(s).

Social Involvement Plan (SIP)
A plan produced by each commodity business which determines engagement with local communities, and details the range of initiatives to be undertaken and the financial and other resources dedicated to social involvement.

Tailings and tailings dams
The fine fraction of waste rock remaining after the mining and on-site processing of mineral resources. Tailings are transferred into engineered impoundments known as tailings dams.

Total fresh water (total water consumption)
The sum of all fresh water drawn into the boundaries of the reporting organisation from all sources (including surface water, ground water, rainwater, and municipal water supply) for any use over the course of the reporting period.

Turnover
Employment resignations and terminations as a percentage of the total permanent workforce.

Transformation
In South Africa, the term transformation describes the ongoing process to develop a sustainable, equitable society and economy in post-apartheid South Africa.

TRI
Total Recordable Injuries – a measure that includes Lost Time Injuries (including fatalities); Restricted Work Injuries; and Medical Treatment Injuries.

TRIFR
Total Recordable Injury Frequency Rate = number of total recordable injuries (LTI + RWI + MTI) per million hours worked.

VCT
Voluntary counselling and HIV/AIDs testing programme.

Waste water discharged
Total volume of effluent discharged to: surface water for irrigation; third parties for treatment; and rivers or oceans.

Enquiries

Paul Jones
Group General Manager
Sustainable Development
Tel: +61 2 9253 6742
pejones@xstrata.com

Claire Divver
General Manager Group
Corporate Affairs
Tel: +44 20 7968 2871
cdivver@xstrata.com

Pamela Bell
Manager Group Corporate Affairs
Tel: +44 20 7968 2822
pbell@xstrata.com

Brigitte Mattenberger
Manager Group Corporate Affairs
Tel: +41 41 726 6071
bmattenberger@xstrata.com

www.xstrata.com

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SGS-COC-1732
© 1996 Forest Stewardship Council
FSC

Design and production: Black Sun Plc, London, UK

Reporting and consultancy: Context

This report has been printed on Heaven 42 paper. This paper is made from virgin wood fibre from well-managed forests independently certified according to the rules of the Forest Stewardship Council (FSC).

Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral®



Xstrata plc
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

www.xstrata.com